      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2000


                                                      REGISTRATION NO. 333-33016
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            INTUITIVE SURGICAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3842                            77-0416458
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            1340 W. MIDDLEFIELD ROAD
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 237-7000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                LONNIE M. SMITH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            INTUITIVE SURGICAL, INC.
                            1340 W. MIDDLEFIELD ROAD
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 237-7000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              LAURA A. BEREZIN, ESQ.                              KENNETH M. DORAN, ESQ.
                COOLEY GODWARD LLP                              GIBSON, DUNN & CRUTCHER LLP
               FIVE PALO ALTO SQUARE                              333 SOUTH GRAND AVENUE
                3000 EL CAMINO REAL                            LOS ANGELES, CALIFORNIA 90071
            PALO ALTO, CALIFORNIA 94306                               (213) 229-7000
                  (650) 843-5000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED
     WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY.


                   SUBJECT TO COMPLETION, DATED JUNE 1, 2000


PROSPECTUS

                                8,000,000 SHARES

                                [INTUITIVE LOGO]

                                  COMMON STOCK

--------------------------------------------------------------------------------

This is our initial public offering of shares of common stock. We are offering 8,000,000 shares. No public market currently exists for our shares.

We propose to list our common stock on the Nasdaq National Market under the symbol "ISRG." Anticipated price range of $11.00 to $13.00 per share.

    INVESTING IN THE SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 5.

                                                                PER
                                                               SHARE      TOTAL
                                                              -------    -------
Public Offering Price.......................................  $          $
Underwriting Discount.......................................  $          $
Proceeds to Intuitive Surgical..............................  $          $

We have granted the underwriters a 30-day option to purchase up to 1,200,000 additional shares of common stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers expects to deliver the shares on or about              , 2000.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

          BEAR, STEARNS & CO. INC.
                      ROBERTSON STEPHENS
                                 UBS WARBURG LLC
                                           FIDELITY CAPITAL MARKETS
                                             a division of National Financial
                                                   Services Corporation

               , 2000

                           [Description of Graphics]


Outside Front Cover

Captions

Headline:  DA VINCI(TM) Surgical System
           The future of surgery is now at your fingertips(TM)

A series of four photographs are shown on the right side and bottom of the page. The first image shows two ENDOWRIST instruments suturing an organ. The second image shows a surgeon's hands inside our Surgeon's console manipulating the instrument controls to move the instruments shown in the first image. The surgeon's hands are positioned and oriented relative to one another in the same manner the instruments of the first image are relatively positioned and oriented. The third image shows a surgeon holding an actual ENDOWRIST instrument in front of his face. The fourth image is a graphic comparing the range of motion of the human hand and wrist to that of an ENDOWRIST instrument.

Captions:

First and
Second Images: Orientation and movement of the surgeon's wrists, hands and fingers are seamlessly translated to the instrument tips

Third Image:   Enhanced precision and intuitive control are provided
               through incisions the diameter of a pencil

Fourth Image:  Full dexterity of the surgeon's wrists, hands and fingers are replicated real-time at the operative field


Gatefold

Captions

Headline:  DA VINCI(TM) Surgical System

Illustration:  This illustration, centered on the page, shows various operating room personnel performing a simulated surgery using Intuitive Surgical's DA VINCI(TM) Surgical System.

Legend across bottom of the page

Orange dot 1   Surgeon Console

Blue dot 2     Patient Side Cart

Yellow dot 3   ENDOWRIST(TM) Instruments

Teal dot 4     INSITE(TM) High-Resolution 3-D Endoscope

Purple dot 5   INSITE(TM) Image Processing Equipment

Bottom line: The DA VINCI(TM) Surgical System in a simulated operating environment

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Special Note Regarding Forward-Looking Statements...........   18
Use of Proceeds.............................................   19
Dividend Policy.............................................   19
Capitalization..............................................   20
Dilution....................................................   21
Selected Consolidated Financial Data........................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   30
Management..................................................   50
Related Party Transactions..................................   60
Principal Stockholders......................................   61
Description of Capital Stock................................   63
Shares Eligible for Future Sale.............................   66
Underwriting................................................   68
Legal Matters...............................................   71
Experts.....................................................   71
Where You Can Find More Information.........................   71
Index to Financial Statements...............................  F-1


                             ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

     Until              , 2000 (25 days after the commencement of this
offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the financial statements and the notes to those statements, appearing elsewhere in this prospectus. Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option, assumes the conversion of all of our preferred stock into common stock upon completion of this offering and assumes the filing of our amended and restated certificate of incorporation immediately following the closing of this offering.

                               INTUITIVE SURGICAL

     We design and manufacture the da Vinci Surgical System, an advanced surgical system that we believe represents a fundamentally new generation of surgery. We believe this new generation of surgery, Intuitive surgery, represents an advance similar in magnitude to the previous two generations of surgery -- open surgery and minimally invasive surgery, or MIS. Our da Vinci Surgical System seamlessly translates the surgeon's natural hand movements on instrument controls at a console into corresponding micromovements of instruments positioned inside the patient through small puncture incisions, or ports. Our products provide the surgeon with the range of motion and fine tissue control previously possible only with open surgery, while simultaneously allowing the surgeon to work through small ports.

     To date, surgeons have performed over 600 surgical procedures using our da Vinci Surgical System. These procedures have been performed primarily in Europe. Our products have not yet been approved by the U.S. Food and Drug Administration, or FDA, for any surgical procedure. Although we cannot assure you that the FDA will approve our products for use in any surgical procedure, we expect the FDA to approve use of the da Vinci Surgical System in 2000 for laparoscopic surgical procedures, which is surgery in the abdominal and pelvic areas of the body using an endoscope. We believe that receiving this approval would make us the only company to have received FDA approval for a third generation surgical product.

     Although open surgery is still the predominant form of surgery, the large incisions required create significant trauma to the patient, often contributing to long hospitalization and recovery times, high hospitalization costs, as well as significant pain and suffering. Over the past several decades, physicians have made progress in reducing surgery-related trauma by developing MIS techniques. These techniques allow surgery to be performed through ports rather than large incisions, resulting in shorter recovery times and reduced hospitalization costs. MIS techniques have been widely adopted in certain surgical procedures, such as gall bladder removal, but have not been widely adopted for most complex surgical procedures. We believe surgeons have been slow to adopt MIS for many surgical procedures because of the inherent drawbacks with existing MIS tools and techniques, which include "backward" instrument movements, restricted range of motion, magnified hand tremor, lack of precision, difficulty in performing fine tissue manipulations, exaggerated instrument movements and poor visualization.

     Intuitive surgery overcomes many of the limitations of existing MIS surgery by using a broad technology platform consisting of computer hardware, software, algorithms, mechanics and optics to perform fine tissue manipulation through ports, in many parts of the body. Using our da Vinci Surgical System, the surgeon operates while seated comfortably at a console viewing a 3-D image of the surgical field. The surgeon's fingers grasp the instrument controls below the display with wrists naturally positioned relative to his or her eyes. Our technology seamlessly translates the surgeon's movements into precise, real-time movements of our surgical instruments inside the patient. The key advantages of Intuitive surgery over conventional MIS techniques include the following:

     - natural instrument movements that directly transform the surgeon's hand, wrist and finger movements outside the patient's body into corresponding instrument micromovements inside the body;

     - a full range of motion for surgical instruments, previously available only in open surgery;

     - reduced hand tremor and finer instrument movements as a result of computer enhancements of the surgeon's hand, wrist and finger movements;

     - the look and feel of open surgery enabled by our 3-D InSite vision system;

     - ease of use enabling surgeons to learn to use our products with a limited amount of training;

     - the capability to perform complex surgical procedures; and

     - broad applicability to multiple surgical procedures through a single surgical platform.

     Our products include our da Vinci Surgical System and a variety of "smart disposable" EndoWrist instruments that incorporate our flexible "wrist" joint technology. Our product revenues are generated primarily from the direct sale of
(1) the da Vinci Surgical System, consisting of a surgeon's console, a patient-side cart that holds electromechanical arms, and our 3-D InSite vision system and (2) our EndoWrist instruments, which include scissors, forceps, scalpels and a variety of other tools. Our instruments are resterilizable and the number of procedures or hours that each can perform is controlled by a custom computer chip. Because we have designed our EndoWrist instruments to expire after their recommended useful lives, we expect continuing sales of our EndoWrist instruments to generate recurring revenues.

     We have applied for trademark registration of, or claim trademark rights in, the following: Intuitive, da Vinci, EndoWrist, InSite, the Intuitive Surgical logo, Immersive and Navigator. Other trademarks and trade names appearing in this prospectus are the property of their holders.

     We were incorporated in Delaware in November 1995 as Intuitive Surgical Devices, Inc. and changed our name to Intuitive Surgical, Inc. in January 1997. Our executive offices are located at 1340 W. Middlefield Road, Mountain View, California 94043, and our telephone number is (650) 237-7000. Our website is located at http://www.intuitivesurgical.com. Information contained on our website is not a part of this prospectus.

                                  THE OFFERING

Common Stock offered..................     8,000,000 shares

Common Stock to be outstanding after
this offering.........................     37,429,264 shares

Use of Proceeds.......................     For working capital and general
                                           corporate purposes.

Proposed Nasdaq National Market
Symbol................................     "ISRG"

     The number or shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of March 31, 2000, and excludes:

     - 1,810,750 shares of common stock underlying options outstanding as of March 31, 2000 at a weighted-average exercise price of $2.11 per share;

     - 5,794,472 shares of common stock available for future grant under our stock option plans, of which options to purchase 192,100 shares of common stock were granted in April and May 2000 at an exercise price of $3.00 per share;

     - 1,000,000 shares that we could issue under our employee stock purchase plan;

     - 11,000 shares of common stock underlying a warrant outstanding as of March 31, 2000 at an exercise price of $5.00 per share; and

     - 200,000 shares of common stock underlying a warrant issued in April 2000 at an exercise price of $3.00 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables summarize our consolidated financial data. The pro forma information contained in the consolidated statements of operations data gives effect to the automatic conversion of our preferred stock into common stock upon the completion of this offering. The as adjusted column of the consolidated balance sheet data gives effect to the automatic conversion of our preferred stock into common stock upon completion of this offering and reflects the sale of 8,000,000 shares of our common stock in this offering at the assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                                                        THREE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,             MARCH 31,
                                    --------------------------------    ------------------
                                      1997        1998        1999       1999       2000
                                    --------    --------    --------    -------    -------
                                                                           (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Sales.............................  $     --    $     --    $ 10,192    $    --    $ 2,933
Cost of sales.....................        --          --       9,273         --      2,532
                                    --------    --------    --------    -------    -------
  Gross profit....................        --          --         919         --        401
Operating costs and expenses:
  Research and development........    14,282      23,208      11,130      3,963      2,631
  Selling, general and
     administrative...............     4,434       7,565       9,338      1,787      3,138
  Technology license..............     6,000          --          --         --         --
                                    --------    --------    --------    -------    -------
     Total operating costs and
       expenses...................    24,716      30,773      20,468      5,750      5,769
                                    --------    --------    --------    -------    -------
Loss from operations..............   (24,716)    (30,773)    (19,549)    (5,750)    (5,368)
Interest income (expense), net....     1,114       1,330       1,134        189        336
                                    --------    --------    --------    -------    -------
Net loss..........................  $(23,602)   $(29,443)   $(18,415)   $(5,561)   $(5,032)
                                    ========    ========    ========    =======    =======
Basic and diluted net loss per
  share...........................  $ (11.24)   $  (8.14)   $  (3.81)   $ (1.27)   $ (0.90)
                                    ========    ========    ========    =======    =======
Shares used in computing basic and
  diluted net loss per share......     2,100       3,619       4,837      4,369      5,574
                                    ========    ========    ========    =======    =======
Pro forma basic and diluted net
  loss per share (unaudited)......                          $  (0.79)              $ (0.20)
                                                            ========               =======
Shares used in computing pro forma
  basic and diluted net loss per
  share (unaudited)...............                            23,331                25,301
                                                            ========               =======

                                                               AS OF MARCH 31, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 54,631    $142,886
Working capital.............................................    51,726     139,981
Total assets................................................    65,081     153,336
Notes payable, less current portion.........................     2,471       2,471
Deferred compensation.......................................    (3,058)     (3,058)
Accumulated deficit.........................................   (80,179)    (80,179)
Total stockholders' equity..................................    52,334     140,589

                                  RISK FACTORS

     An investment in our common stock is risky. You should carefully consider the following risks, as well as the other information contained in this prospectus. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks or uncertainties occurs, the trading price of our common stock could decline, and you might lose all or part of your investment.

RISKS RELATED TO INTUITIVE SURGICAL

OUR FUTURE OPERATING RESULTS MAY BE BELOW SECURITIES ANALYSTS' OR INVESTORS' EXPECTATIONS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Because of our limited operating history, we have limited insight into trends that may emerge in our market and affect our business. The revenue and income potential of our market are unproven, and we may be unable to generate significant commercial revenues. In addition, our costs may be higher than we, securities analysts or investors expect. If we fail to generate sufficient revenues or our costs are higher than we expect, our results of operations will suffer, which in turn could cause our stock price to decline. Further, future revenue from sales of our products, if any, will be difficult to forecast because the market for new surgical technologies is still evolving. Our results of operations will depend upon numerous factors, including:

     - the progress and results of clinical trials;

     - actions relating to regulatory matters;

     - the extent to which our products gain market acceptance;

     - our timing and ability to develop our manufacturing and sales and marketing capabilities;

     - demand for our products;

     - the progress of surgical training in the use of our products;

     - our ability to develop, introduce and market new or enhanced versions of our products on a timely basis;

     - product quality problems;

     - our ability to protect our proprietary rights;

     - our ability to license additional intellectual property rights; and

     - third-party payor reimbursement policies.

Our operating results in any particular period will not be a reliable indication of our future performance. It is likely that in some future quarters, our operating results will be below the expectations of securities analysts or investors. If this occurs, the price of our common stock, and the value of your investment, will likely decline.

WE HAVE A LARGE ACCUMULATED DEFICIT, WE EXPECT FUTURE LOSSES, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     We have incurred substantial losses since inception and we expect to incur substantial additional operating losses for at least the next two years, primarily as a result of expected increases in expenses for our manufacturing and sales and marketing capabilities, research and development activities, clinical trials and regulatory approval applications. The extent of our future losses and the timing of profitability are highly uncertain, and we may never achieve profitable operations. If the time required to generate significant revenues and achieve profitability is longer than anticipated, we may not be able to continue our operations. Our net loss for the year ended December 31, 1999 was $18.4 million and was $5.0 million for the three months ended March 31, 2000. As of March 31, 2000, we had an accumulated deficit of $80.2 million.

WE EXPERIENCE LONG AND VARIABLE SALES CYCLES, WHICH COULD HAVE A NEGATIVE IMPACT ON OUR RESULTS OF OPERATIONS FOR ANY GIVEN QUARTER.

     Our da Vinci Surgical System has a lengthy sales and purchase order cycle because it is a major capital item and generally requires the approval of senior management at purchasing institutions. We do not plan to maintain an inventory of assembled da Vinci Surgical Systems, but rather plan to manufacture our products only after receiving customer orders. These factors may contribute to substantial fluctuations in our quarterly operating results, particularly during the periods in which our sales volume is low. Because of these fluctuations, it is likely that in some future quarters, our operating results could fall below the expectations of securities analysts or investors. If that happens, the market price of our stock would likely decrease. These fluctuations also mean that you will not be able to rely upon our operating results in any particular period as an indication of future performance.

BECAUSE A SMALL NUMBER OF CUSTOMERS HAVE AND ARE LIKELY TO CONTINUE TO ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUES, OUR REVENUES COULD DECLINE DUE TO THE LOSS OR DELAY OF A SINGLE CUSTOMER ORDER.

     A relatively small number of customers account for a significant portion of our total revenues. In 1999 and in the first quarter of 2000, the majority of our revenues came from the sales of da Vinci Surgical Systems, which are high revenue dollar items. Due to the high dollar revenue per system sold, small variations in system unit sales may cause revenue to vary significantly from quarter to quarter. For the year ended December 31, 1999, two customers, AB Medica SRL, located in Italy, and Marubeni America Corporation, located in New York, each accounted for 16% of our total sales. AB Medica SRL and Marubeni America Corporation are our Italian and Japanese distributors, respectively. For the three months ended March 31, 2000, four customers, Henrico Doctors' Hospital, located in Virginia, AB Medica SRL, Marubeni America Corporation and Pitt County Memorial Hospital, located in North Carolina, accounted for 30%, 28%, 22% and 14% of total sales, respectively.

     We expect that revenues from a limited number of new customers will account for a large percentage of total revenues in future quarters. Our ability to attract new customers will depend on a variety of factors, including the capability, safety, efficacy, ease of use, price, quality and reliability of our products and effective sales, support, training and service. The loss or delay of individual orders could have a significant impact on revenues and operating results. Our failure to add new customers that make significant purchases of our products would reduce our future revenues.

IF OUR PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE, WE WILL NOT BE ABLE TO GENERATE THE REVENUE NECESSARY TO SUPPORT OUR BUSINESS.

     Our products represent a fundamentally new way of performing surgery. Achieving physician, patient and third-party payor acceptance of Intuitive surgery as a preferred method of performing surgery will be crucial to our success. If our products fail to achieve market acceptance, hospitals will not purchase our products and we will not be able to generate the revenue necessary to support our business. We believe that physicians' and third-party payors' acceptance of the benefits of procedures performed using our products will be essential for acceptance of our products by patients. Physicians will not recommend the use of our products unless we can demonstrate that they produce results comparable or superior to existing surgical techniques. Even if we can prove the effectiveness of our products through clinical trials, surgeons may elect not to use our products for any number of other reasons. For example, cardiologists may continue to recommend conventional open heart surgery simply because such surgery is already so widely accepted. In addition, surgeons may be slow to adopt our products because of the perceived liability risks arising from the use of new products and the uncertainty of reimbursement from third-party payors.

     We expect that there will be a learning process involved for surgical teams to become proficient in the use of our products. Broad use of our products will require training of surgical teams. Market acceptance could be delayed by the time required to complete this training. We may not be able to rapidly train surgical teams in numbers sufficient to generate adequate demand for our products. Although we are in the process of developing training programs for surgical teams, we cannot be certain that our training programs will be cost effective or sufficient to meet our customers' needs.

OUR PRODUCTS ARE SUBJECT TO A LENGTHY AND UNCERTAIN DOMESTIC REGULATORY PROCESS. IF WE DO NOT OBTAIN AND MAINTAIN THE NECESSARY DOMESTIC REGULATORY APPROVALS, WE WILL NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS IN THE UNITED STATES.


     Our products are subject to extensive regulation in the United States by the U.S. Food and Drug Administration, or FDA. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution and production of medical devices in the United States. Our products have not been approved by the FDA for any surgical procedure. If we fail to obtain FDA approval for the use of our products, our business will be harmed and we will not be able to market and sell our products in the United States. In November 1999, we submitted a premarket approval, or PMA, application requesting permission to market our da Vinci Surgical System and EndoWrist instruments for laparoscopic surgical procedures, which the FDA accepted for review in December 1999. In addition to the pending PMA application for laparoscopic approval, we presently have a clinical study in progress covering surgery in the chest called thoracoscopic surgery. A PMA application must be supported by valid scientific evidence, which typically includes extensive preclinical and clinical trials and other data, to demonstrate the safety and effectiveness of the device. Data obtained from clinical trials are subject to varying interpretations that could delay, limit or prevent us from obtaining FDA approval. In May 2000, we received a letter from the FDA regarding a number of issues which need to be resolved prior to obtaining a PMA approval. The primary issue involves a request by the FDA for a reanalysis of the surgery times related to our clinical trials. We cannot assure you that we will successfully resolve these issues or obtain FDA approval for the use of our products in laparoscopic or other surgical procedures on a timely basis or at all. Even if our products are approved by the FDA, if we modify them, the FDA may require us to obtain approval of the modified products before we are permitted to market and sell them. We anticipate that the FDA will require a new PMA approval or PMA supplement approval for additional types of surgical procedures for which we propose to market our products. Any delay in receiving approval, failure to receive approval or failure to comply with existing or future regulatory requirements would harm our ability to market and sell our products. For additional information concerning regulatory approval of our products, see "Business -- Government Regulation."

OUR PRODUCTS ARE SUBJECT TO VARIOUS INTERNATIONAL REGULATORY PROCESSES AND APPROVAL REQUIREMENTS. IF WE DO NOT OBTAIN AND MAINTAIN THE NECESSARY INTERNATIONAL REGULATORY APPROVALS, WE WILL NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS IN FOREIGN COUNTRIES.

     To be able to market and sell our products in other countries, we must obtain regulatory approvals and comply with the regulations of those countries. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining and maintaining foreign regulatory approvals are expensive, and we cannot be certain that we will receive regulatory approvals in any foreign country in which we plan to market our products. If we fail to obtain regulatory approval in any foreign country in which we plan to market our products, our ability to generate revenue will be harmed.

     The European Union requires that manufacturers of medical products obtain the right to affix the CE mark to their products before selling them in member countries of the European Union. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards. In January 1999, we received permission to affix the CE mark to our da Vinci Surgical System and EndoWrist instruments for general surgical use. We received additional CE approvals for use of our da Vinci Surgical System and EndoWrist instruments in cardiac surgery in September 1999 and February 2000.

     If we modify existing products or develop new products in the future, including new instruments, we will need to apply for permission to affix the CE mark to such products. In addition, we will be subject to annual regulatory audits in order to maintain the CE mark permissions we have already obtained. We cannot be certain that we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union.

IF INSTITUTIONS OR SURGEONS ARE UNABLE TO OBTAIN REIMBURSEMENT FROM THIRD-PARTY PAYORS FOR PROCEDURES USING OUR PRODUCTS, OR IF REIMBURSEMENT IS INSUFFICIENT TO COVER THE COSTS OF PURCHASING OUR PRODUCTS, WE MAY BE UNABLE TO GENERATE SUFFICIENT SALES TO SUPPORT OUR BUSINESS.

     At present, the da Vinci Surgical System is categorized as an "experimental device" and thus does not qualify for Medicare reimbursement. In late 1999, the FDA denied our formal request for reclassification of the da Vinci Surgical System as an investigational, rather than an experimental, device. We believe that unless the FDA approves our PMA application for a particular indication, such as laparoscopic use, reimbursement through Medicare will be unavailable in the United States for our products.

     Domestic institutions will typically bill the services performed with our products to various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans. If hospitals do not obtain sufficient reimbursement from third-party payors for procedures performed with our products, or if government and private payors' policies do not permit reimbursement for surgical procedures performed using our products, we may not be able to generate the revenues necessary to support our business. In such circumstances, we may have to apply to the American Medical Association for a unique Current Procedural Terminology code covering computer-enhanced surgery. If an application for a unique code is required, reimbursement for any use of our products may be unavailable until an appropriate code is granted. The application process, from filing until adoption of a new code, can take two or more years.

     Our success in international markets also depends upon the eligibility of our products for reimbursement through government-sponsored health care payment systems and third-party payors. Reimbursement practices vary significantly by country. Many international markets have government-managed healthcare systems that control reimbursement for new products and procedures. Other foreign markets have both private insurance systems and government-managed systems that control reimbursement for new products and procedures. Market acceptance of our products may depend on the availability and level of reimbursement in any country within a particular time. In addition, health care cost containment efforts similar to those we face in the United States are prevalent in many of the other countries in which we intend to sell our products and these efforts are expected to continue. For further information on third-party reimbursement policies, see "Business -- Third-Party Reimbursement."

WE ARE INVOLVED IN INTELLECTUAL PROPERTY LITIGATION WITH COMPUTER MOTION THAT MAY HURT OUR COMPETITIVE POSITION, MAY BE COSTLY TO US AND MAY PREVENT US FROM SELLING OUR PRODUCTS.

     On May 10, 2000, Computer Motion, Inc. filed a lawsuit in United States District Court for the Central District of California (Case No. CV00-4988 CBM) alleging that by making, using, selling or offering for sale our da Vinci Surgical System, we are infringing United States Patent Numbers 5,524,180, 5,878,193, 5,762,458, 6,001,108, 5,815,640, 5,907,664 and 5,855,583 in willful disregard of Computer Motion's patent rights. These patents concern methods and devices for conducting various aspects of robotic surgery. Beginning in May 1999, we requested that the U.S. Patent and Trademark Office declare interferences between some of our exclusively licensed patent applications and five of Computer Motion's U.S. patents, each of which is included in Computer Motion's suit. An interference is a proceeding within the U.S. Patent and Trademark Office to resolve questions regarding who was the first to invent the subject matter of a patent and/or a patent application.

     If we lose Computer Motion's suit against us, it will hurt our competitive position, may be costly to us and may prevent us from selling our products. In addition, if we lose the patent suit, we will need to obtain from Computer Motion a license to this technology if we are to continue to market our products that have been found to infringe Computer Motion's patents. This license could be expensive, or could require us to license to Computer Motion some of our technology which would result in a partial loss of our competitive advantage in the marketplace, each of which could seriously harm our business. We believe that we have meritorious defenses in this action. However, litigation is unpredictable and we may not prevail with any of these defenses. If Computer Motion is successful in its suit against us and is unwilling to grant us a license, we will be required to stop selling our products that are found to infringe Computer Motion's patents unless we can redesign them so they do not infringe Computer Motion's patents, which we may be unable to do. In addition, if we lose the patent suit, we could be required to pay Computer Motion damages, including treble damages, which could be substantial and harm our financial position.

     This litigation will be expensive to litigate, may be protracted and our confidential information may be compromised. Whether or not we are successful in this lawsuit, this litigation could consume substantial amounts of our financial and managerial resources. At any time Computer Motion may file additional claims against Intuitive Surgical, or we may file claims against Computer Motion, which could increase the risk, expense and duration of the litigation. Further, because of the substantial amount of discovery often involved in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure. For more information on our litigation with Computer Motion, see "Business -- Legal Proceedings."

PUBLIC ANNOUNCEMENTS OF LITIGATION EVENTS WITH COMPUTER MOTION MAY HURT OUR STOCK PRICE.

     During the course of our lawsuit with Computer Motion, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock.

IF WE ARE UNABLE TO PROTECT THE INTELLECTUAL PROPERTY CONTAINED IN OUR PRODUCTS FROM USE BY THIRD PARTIES, OUR ABILITY TO COMPETE IN THE MARKET WILL BE HARMED.

     Our commercial success will depend in part on obtaining patent and other intellectual property protection for the technologies contained in our products, and on successfully defending our patents and other intellectual property against third party challenges.

     We will incur substantial costs in obtaining patents and, if necessary, defending our proprietary rights. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. We cannot assure you that we will obtain the patent protection we seek, or that the protection we do obtain will be found valid and enforceable if challenged. We also cannot assure you that we will be able to develop additional patentable proprietary technologies. If we fail to obtain adequate protection of our intellectual property, or if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business. We may also determine that it is in our best interests to voluntarily challenge a third party's products or patents in litigation or administrative proceedings, including patent interferences or reexaminations. Given the early priority dates of some of our licensed patents, we believe one or more patent proceedings may be in our best interests. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

OTHERS MAY ASSERT THAT OUR PRODUCTS INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY CAUSE US TO ENGAGE IN COSTLY DISPUTES AND, IF WE ARE NOT SUCCESSFUL IN DEFENDING OURSELVES, COULD ALSO CAUSE US TO PAY SUBSTANTIAL DAMAGES AND PROHIBIT US FROM SELLING OUR PRODUCTS.

     We are aware of both United States and foreign patents issued to third parties that relate to computer-assisted surgery and minimally invasive surgery. Some of these patents on their face appear broad enough to cover one or more aspects of our present technology, and may cover aspects of our future technology. We do not know whether any of these patents, if challenged, would be held valid, enforceable and infringed. From time to time, we receive, and likely will continue to receive, letters from third parties inviting us to license their patents. We may be sued by, or become involved in an administrative proceeding because of one or more of these third parties, regardless of the merits or likely outcome of such suit or proceeding. We cannot assure you that a court or administrative body would agree with any arguments or defenses we have concerning invalidity, unenforceability or noninfringement of any third-party patent. In addition to the issued patents of which we are aware, other parties may have filed, and in the future are likely to file, patent applications covering surgical products that are similar or identical to ours. We cannot assure you that any patents issuing from applications filed by a third party will not cover our products or will not have priority over our patent applications.

     The medical device industry has been characterized by extensive litigation and administrative proceedings regarding patents and other intellectual property rights, and companies have employed such actions to gain a competitive advantage. If third parties assert infringement or other intellectual property claims against us as Computer Motion has done, our technical and management personnel will experience a significant diversion of time and effort and we will incur large expenses defending ourselves. If third parties in any patent action are successful, our patent portfolio may be damaged, we may have to pay substantial damages, including treble damages, and we may be required to stop selling our products or obtain a license which, if available at all, may require us to pay substantial royalties. We cannot be certain that we will have the financial resources or the substantive arguments to defend our patents from infringement or claims of invalidity or unenforceability, or to defend against allegations of infringement of third-party patents. In addition, any public announcements related to litigation or administrative proceedings initiated by us, or initiated or threatened against us, could cause our stock price to decline.

THE RIGHTS AND MEASURES WE RELY ON TO PROTECT THE INTELLECTUAL PROPERTY UNDERLYING OUR PRODUCTS MAY NOT BE ADEQUATE TO PREVENT THIRD PARTIES FROM USING OUR TECHNOLOGY WHICH COULD HARM OUR ABILITY TO COMPETE IN THE MARKET.

     In addition to patents, we typically rely on a combination of trade secret, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical security measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights adequately, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in developing our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection outside the United States. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing any of our intellectual property rights, or may design around our proprietary technologies. For further information on our intellectual property and the difficulties in protecting it, see "Business -- Intellectual Property."

OUR PRODUCTS RELY ON LICENSES FROM THIRD PARTIES, AND IF WE LOSE ACCESS TO THESE TECHNOLOGIES, OUR REVENUES COULD DECLINE.

     We rely on technology that we license from others, including technology that is integral to our products. We have entered into license agreements with SRI International, IBM, MIT and Heartport. Any of these agreements may be terminated for breach, including the failure to make required payments under the IBM license and the failure to commercialize our products under the SRI International license. If any of these agreements is terminated, we may be unable to reacquire the necessary license on satisfactory terms, or at all. The loss or failure to maintain these licenses could prevent or delay further development or commercialization of our products. See "Business -- Intellectual Property" for further information on our license agreements.

BECAUSE OUR MARKETS ARE HIGHLY COMPETITIVE, CUSTOMERS MAY CHOOSE TO PURCHASE OUR COMPETITORS' PRODUCTS OR MAY NOT ACCEPT INTUITIVE SURGERY, WHICH WOULD RESULT IN REDUCED REVENUE AND LOSS OF MARKET SHARE.

     Intuitive surgery is a new technology that must compete with established minimally invasive surgery and open surgery. These procedures are widely accepted in the medical community and in many cases have a long history of use. We also face competition from several companies that are developing new approaches and products for the minimally invasive surgery market. In addition, we presently face increasing competition from companies who are developing robotic and computer-assisted surgical systems. Our revenues may be reduced or eliminated if our competitors develop and market products that are more effective or less expensive than our products. If we are unable to compete successfully, our revenues will suffer. We may not be able to maintain or improve our competitive position against current or potential competitors, especially those with greater resources.

     In many cases, the medical conditions that can be treated using our products can also be treated by pharmaceuticals or other medical devices and procedures. Many of these alternative treatments are also widely accepted in the medical community and have a long history of use. In addition, technological advances could make such treatments more effective or less expensive than using our products, which could render our products obsolete or unmarketable. We cannot be certain that physicians will use our products to replace or supplement established treatments or that our products will be competitive with current or future technologies.

IF SOFTWARE DEFECTS ARE DISCOVERED IN OUR PRODUCTS, WE MAY INCUR ADDITIONAL UNFORESEEN COSTS, HOSPITALS MAY NOT PURCHASE OUR PRODUCTS AND OUR REPUTATION MAY SUFFER.

     Our products incorporate sophisticated computer software. Complex software frequently contains errors or failures, especially when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after commercial shipment. Because our products are designed to be used to perform complex surgical procedures, we expect that our customers will have an increased sensitivity to software defects. We cannot assure you that our software will not experience errors or performance problems in the future. If we experience software errors or performance problems, any of the following could occur:

     - delays in product shipments;

     - loss of revenue;

     - delay in market acceptance;

     - diversion of our resources;

     - damage to our reputation;

     - increased service or warranty costs; or

     - product liability claims.

WE HAVE LIMITED EXPERIENCE IN MANUFACTURING OUR PRODUCTS AND MAY ENCOUNTER MANUFACTURING PROBLEMS OR DELAYS THAT COULD RESULT IN LOST REVENUE.

     We have manufactured a limited number of our products for prototypes and sales to customers. We may be unable to establish or maintain reliable, high-volume manufacturing capacity. Even if this capacity can be established and maintained, the cost of doing so may increase the cost of our products and reduce our ability to compete. We may encounter difficulties in scaling up production of our products, including:

     - problems involving production yields;

     - quality control and assurance;

     - component supply shortages;

     - shortages of qualified personnel; and

     - compliance with state, federal and foreign regulations.

     Manufacturing our products is a complex process. We plan to manufacture products to fill purchase orders rather than to maintain inventories of our assembled products. If demand for our products exceeds our manufacturing capacity, we could develop a substantial backlog of customer orders. If we are unable to establish and maintain larger-scale manufacturing capabilities, our ability to generate revenues will be limited and our reputation in the marketplace would be damaged.

IF OUR MANUFACTURING FACILITIES DO NOT CONTINUE TO MEET FEDERAL, STATE OR EUROPEAN MANUFACTURING STANDARDS, WE MAY BE REQUIRED TO TEMPORARILY CEASE ALL OR PART OF OUR MANUFACTURING OPERATIONS, WHICH WOULD RESULT IN PRODUCT DELIVERY DELAYS AND LOST REVENUE.

     Our manufacturing facilities are subject to periodic inspection by regulatory authorities and our operations will continue to be regulated by the FDA for compliance with Good Manufacturing Practice requirements. We are also required to comply with the ISO 9000 series standards in order to produce products for sale in Europe. If we fail to continue to comply with Good Manufacturing Practice requirements or ISO 9000 series standards, we may be required to cease all or part of our operations until we comply with these regulations. We are currently in compliance with ISO 9000 series standards. In March 2000, the FDA inspected our Mountain View facility and the Good Manufacturing Practice issues raised during the inspection have been resolved. Maintaining such compliance is difficult and costly. We cannot be certain that our facilities will be found to comply with Good Manufacturing Practice requirements or the ISO 9000 series standards in future audits by regulatory authorities.

     The state of California also requires that we maintain a license to manufacture medical devices. Our facilities and manufacturing processes were inspected in February 1998. In March 1998, we passed the inspection and received a device manufacturing license from the California Department of Health Services. We will be subject to periodic inspections by the California Department of Health Services and if we are unable to maintain this license following any future inspections, we will be unable to manufacture or ship any products.

OUR RELIANCE ON SOLE AND SINGLE SOURCE SUPPLIERS COULD HARM OUR ABILITY TO MEET DEMAND FOR OUR PRODUCTS IN A TIMELY MANNER OR WITHIN BUDGET.

     Some of the components necessary for the assembly of our products are currently provided to us by sole source suppliers or single source suppliers. We purchase components through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of inventory. The disruption or termination of the supply of components could cause a significant increase in the costs of these components, which could affect our profitability. A disruption or termination in the supply of components could also result in our inability to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. Furthermore, if we are required to change the manufacturer of a key component of our products, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could delay our ability to manufacture our products in a timely manner or within budget.

THE USE OF OUR PRODUCTS COULD RESULT IN PRODUCT LIABILITY CLAIMS THAT COULD BE EXPENSIVE, DIVERT MANAGEMENT'S ATTENTION AND HARM OUR BUSINESS.

     Our business exposes us to significant risks of product liability claims. The medical device industry has historically been litigious, and we face financial exposure to product liability claims if the use of our products were to cause injury or death. There is also the possibility that defects in the design or manufacture of our products might necessitate a product recall. Although we maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. Particularly as sales of our products increase, we may be unable to maintain product liability insurance in the future at satisfactory rates or adequate amounts. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. A product liability claim or any product recalls could also harm our reputation or result in a decline in revenues.

OUR GROWTH WILL PLACE A SIGNIFICANT STRAIN ON OUR MANAGEMENT SYSTEMS AND RESOURCES AND, IF WE FAIL TO MANAGE OUR GROWTH, OUR ABILITY TO MARKET, SELL AND DEVELOP OUR PRODUCTS MAY BE HARMED.

     In order to complete clinical trials, scale-up manufacturing, expand marketing and distribution capabilities and develop future products, we must expand our operations. We expect that future expansion will occur particularly in the areas of sales and marketing, manufacturing and research and development. This expansion will likely result in new and increased responsibilities for management personnel and place significant strain upon our management, operating and financial systems and resources. We plan to sell our products primarily through direct sales, and we currently have a small sales organization. Our products require a complex marketing and sales effort targeted at several levels within a prospective customer's organization. We will need to expand our sales team significantly over the next 12 months to achieve our sales growth goals. We will face significant challenges and risks in building and managing our sales team, including managing geographically dispersed sales efforts and adequately training our sales people in the use and benefits of our products. To accommodate our growth and compete effectively, we will be required to improve our information systems, create additional procedures and controls and expand, train, motivate and manage our work force. Our future success will depend in part on the ability of current and future management personnel to operate effectively, both independently and as a group. We cannot be certain that our personnel, systems, procedures and controls will be adequate to support our future operations.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, OUR ABILITY TO COMPETE WILL BE HARMED.

     We are highly dependent on the principal members of our management and scientific staff, in particular Lonnie M. Smith, our President and Chief Executive Officer, Frederic H. Moll, M.D., our Vice President and Medical Director and Robert G. Younge, our Vice President and Chief Technology Officer. In order to pursue our product development, marketing and commercialization plans, we will need to hire additional qualified personnel with expertise in research and development, clinical testing, government regulation, manufacturing, sales and marketing, and finance. Our product development plans depend in part on our ability to attract and retain engineers with experience in mechanics, software and optics. Attracting and retaining qualified personnel will be critical to our success, and competition for qualified personnel is intense, particularly in Silicon Valley. We may not be able to attract and retain personnel on acceptable terms given the competition for such personnel among technology and healthcare companies, and universities. The loss of any of these persons or our inability to attract and retain qualified personnel could harm our business and our ability to compete.

INTERNATIONAL SALES OF OUR PRODUCTS ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUES, WHICH EXPOSES US TO RISKS INHERENT IN INTERNATIONAL OPERATIONS. OUR GROWTH MAY BE LIMITED IF WE ARE UNABLE TO SUCCESSFULLY MANAGE OUR INTERNATIONAL ACTIVITIES.

     Our business currently depends in large part on our activities in Europe, and a component of our growth strategy is to expand our presence into additional foreign markets. Sales to markets outside of the United States accounted for approximately 91% of our sales for the year ended December 31,

1999 and 56% for the three months ended March 31, 2000. We will be subject to a number of challenges that specifically relate to our international business activities. These challenges include:

     - failure of local laws to provide the same degree of protection against infringement of our intellectual property;

     - protectionist laws and business practices that favor local competitors, which could slow our growth in international markets;

     - the risks associated with foreign currency exchange rate fluctuation;

     - the expense of establishing facilities and operations in new foreign markets; and

     - building an organization capable of supporting geographically dispersed operations.

Currently, a majority of our international sales are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. If we are unable to meet and overcome these challenges, our international operations may not be successful, which would limit the growth of our business.

FAILURE TO RAISE ADDITIONAL CAPITAL OR GENERATE THE SIGNIFICANT CAPITAL NECESSARY TO EXPAND OUR OPERATIONS AND INVEST IN NEW PRODUCTS COULD REDUCE OUR ABILITY TO COMPETE, RESULT IN LOWER REVENUES AND MAY PREVENT US FROM TAKING ADVANTAGE OF MARKET OPPORTUNITIES.

     We expect that our existing capital resources, revenue to be derived from the sale of our products and the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs at least through 2001. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

     - develop or enhance our products and services;

     - acquire technologies, products or businesses;

     - expand operations in the United States or internationally;

     - hire, train and retain employees; or

     - respond to competitive pressures or unanticipated capital requirements.

     Our failure to do any of these things could result in lower revenues and could harm our business.

RISKS RELATED TO OUR OFFERING

THE SUBSTANTIAL NUMBER OF SHARES THAT WILL BE ELIGIBLE FOR SALE IN THE NEAR FUTURE MAY CAUSE THE MARKET PRICE FOR OUR COMMON STOCK TO DECLINE.

     Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under some agreements that our stockholders have entered into with the underwriters and with us. Those lockup agreements restrict our stockholders from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. However, Lehman Brothers Inc. may, in its sole discretion, release all or any portion of the common stock from the restrictions of the lockup agreements. The following table indicates approximately when the 29,429,264 shares of our common stock that are not being sold in the offering but which were outstanding as of March 31, 2000 will be eligible for sale into the public market:

                                         ELIGIBILITY OF RESTRICTED
                                              SHARES FOR SALE
     DAYS AFTER THE EFFECTIVE DATE           IN PUBLIC MARKET                   COMMENT
     -----------------------------       -------------------------   ------------------------------
On Effectiveness.......................                  0           Shares not locked-up and
                                                                     saleable under Rule 144(k)
180 days...............................         25,590,896           Lock-up released; shares
                                                                     saleable under Rules 144,
                                                                     144(k) and 701
At various times after 180 days........          3,838,368           Shares saleable under Rules
                                                                     144, 144(k) and 701

     Additionally, of the 1,810,750 shares issuable upon exercise of options to purchase our common stock outstanding as of March 31, 2000, approximately 863,346 shares will be vested and eligible for sale 180 days after the date of this prospectus. For a further description of the eligibility of shares for sale in to the public market following the offering, see "Shares Eligible for Future Sale."

THE BOOK VALUE OF THE SHARES INVESTORS PURCHASE IN THIS OFFERING WILL BE SUBSTANTIALLY LESS THAN THE PRICE THAT INVESTORS PAY FOR THE SHARES, AND IF A LIQUIDATION WERE TO OCCUR, INVESTORS MIGHT RECEIVE SIGNIFICANTLY LESS THAN THE PURCHASE PRICE THE INVESTORS PAID FOR THE SHARES.

     The assumed initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $8.24 in net tangible book value per share of common stock, based on an assumed initial public offering price of $12.00 per share. In addition, the number of shares available for issuance under our stock option and employee stock purchase plans will automatically increase without stockholder approval. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See "Dilution" for a more detailed discussion of the dilution new investors will incur in this offering.

OUR STOCK PRICE MAY BE VOLATILE BECAUSE OUR SHARES HAVE NOT BEEN PUBLICLY TRADED BEFORE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

     Prior to this offering, there has been no public market for our common stock, and an active public market for our common stock may not develop or be sustained after the offering. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us and may not be indicative of future market prices.

     The market prices for securities of medical device companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

     - announcements of technological innovations or new commercial products by our competitors or us;

     - developments concerning proprietary rights, including patents by our competitors or us;

     - developments concerning our clinical trials;

     - publicity regarding actual or potential medical results relating to products under development by our competitors or us;

     - regulatory developments in the United States and foreign countries;

     - litigation or other disputes and associated public announcements;

     - economic and other external factors or other disaster or crisis; or

     - period-to-period fluctuations in financial results.

WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

     In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially acute for us because technology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources and could harm our business.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS WHICH COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

     - establishing a classified board of directors that prevents a majority of the board from being elected at one time;

     - authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

     - prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

     - limitations on the ability of stockholders to call special meetings of stockholders;

     - prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of stockholders; and

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

     In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a change in control of Intuitive Surgical.

CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

     Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in the aggregate, approximately 58.2% of our outstanding common stock. These stockholders as a group will be able to exercise control over all matters requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporation transactions. This could have the effect of delaying or preventing a change of control of Intuitive Surgical and will make some transactions difficult or impossible without the support of these stockholders. See "Principal Stockholders" for details of our stock ownership.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "seeks," "should" or "will" or the negative of these terms or other similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the 8,000,000 shares of our common stock will be approximately $88.3 million, approximately $101.6 million if the underwriters' over-allotment option is exercised in full, at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

     We intend to use the net proceeds of this offering primarily for additional working capital and other general corporate purposes, including increased expenditures for research and development, sales and marketing, and selling, general and administrative. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies, to lease additional facilities, or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any business acquisition or joint venture.

     The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds of this offering. Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in short term interest bearing, investment-grade securities. We cannot predict whether the proceeds will be invested to yield a favorable return. We believe that our available cash, together with the net proceeds of this offering and revenue to be derived from the sale of our products, will be sufficient to meet our capital requirements at least through 2001.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends. We currently expect to retain earnings for use in the operation and expansion of our business, and therefore do not anticipate paying any cash dividends for at least the next four years.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of March 31, 2000. Our capitalization is also presented:

     - on a pro forma basis to give effect to the automatic conversion of our preferred stock into an aggregate of 22,728,250 shares of common stock, which will occur upon the closing of this offering; and

     - on a pro forma as adjusted basis to give effect to the automatic conversion of our preferred stock into common stock upon closing of this offering and to reflect our receipt of net proceeds from the sale of 8,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                                                      AS OF MARCH 31, 2000
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                              (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Notes payable...............................................  $  2,471    $  2,471      $  2,471
Stockholders' equity:
  Preferred Stock, $0.001 par value; 30,000,000 shares
     authorized, actual and 5,000,000 shares authorized, pro
     forma and pro forma as adjusted; 22,728,250 shares
     issued and outstanding, actual; none issued and
     outstanding, pro forma and pro forma as adjusted.......        23          --            --
  Common Stock, $0.001 par value; 45,000,000 shares
     authorized, actual; 200,000,000 shares authorized, pro
     forma and pro forma as adjusted; 6,701,014 shares
     issued and outstanding, actual; 29,429,264 shares
     issued and outstanding, pro forma; 37,429,264 shares
     issued and outstanding, pro forma as adjusted..........         7          29            37
Additional paid-in capital..................................   135,781     135,782       224,029
Deferred compensation.......................................    (3,058)     (3,058)       (3,058)
Accumulated deficit.........................................   (80,179)    (80,179)      (80,179)
Accumulated other comprehensive income......................      (240)       (240)         (240)
                                                              --------    --------      --------
     Total stockholders' equity.............................    52,334      52,334       140,589
                                                              --------    --------      --------
     Total capitalization...................................  $ 54,805    $ 54,805      $143,060
                                                              ========    ========      ========

-------------------------

     The number of shares of common stock to be outstanding after the offering is based on the number of common shares outstanding as of March 31, 2000 and excludes:

     - 1,810,750 shares of common stock underlying options outstanding as of March 31, 2000 at a weighted-average exercise price of $2.11 per share;

     - 5,794,472 shares of common stock available for future grant under our stock option plans, of which options to purchase 192,100 shares of common stock were granted in April and May 2000 at an exercise price of $3.00 per share;

     - 1,000,000 shares that we could issue under our employee stock purchase plan;

     - 11,000 shares of common stock underlying a warrant outstanding as of March 31, 2000 at an exercise price of $5.00 per share; and

     - 200,000 shares of common stock underlying a warrant issued in April 2000 at an exercise price of $3.00 per share.

     See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included in this prospectus.

                                    DILUTION

     The pro forma net tangible book value of our common stock, on March 31, 2000, after giving effect to the conversion of all outstanding shares of preferred stock upon the closing of the offering, was approximately $52.3 million, or approximately $1.78 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Assuming our sale of 8,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value at March 31, 2000 would have been approximately $140.6 million or $3.76 per share. This represents an immediate decrease in net tangible book value of $8.24 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering.............................             $ 12.00
  Pro forma net tangible book value per share at March 31,
     2000...................................................  $  1.78
  Increase per share attributable to new investors..........     1.98
                                                              -------
Pro forma net tangible book value per share after this
  offering..................................................                3.76
                                                                         -------
Dilution in net tangible book value per share to new
  investors.................................................             $  8.24
                                                                         =======

     If the underwriters' over-allotment option were exercised in full, the pro forma net tangible book value per share after the offering would be $3.99 per share, the increase in net tangible book value per share to existing stockholders would be $2.21 per share and the dilution in net tangible book value to new investors would be $8.01 per share.

     The following table summarizes, on a pro forma basis, as of March 31, 2000, the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us based on an assumed public offering price of $12.00 per share. We have not deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

                                SHARES PURCHASED         TOTAL CONSIDERATION
                              ---------------------    -----------------------    AVERAGE PRICE
                                NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                              ----------    -------    ------------    -------    -------------
Existing stockholders.......  29,429,264         79%   $129,801,000         57%      $  4.41
New stockholders............   8,000,000         21      96,000,000         43         12.00
                              ----------    -------    ------------    -------
  Total.....................  37,429,264        100%   $225,801,000        100%
                              ==========    =======    ============    =======

     The foregoing discussion and tables do not assume the exercise of any stock options or warrants outstanding at March 31, 2000. At March 31, 2000, there were:

     - 1,810,750 shares of common stock underlying options outstanding as of March 31, 2000 at a weighted-average exercise price of $2.11 per share;

     - 5,794,472 shares of common stock available for future grant under our stock option plans, of which options to purchase 192,100 shares of common stock were granted in April and May 2000 at an exercise price of $3.00 per share;

     - 1,000,000 shares that we could issue under an employee stock purchase plan; and

     - 11,000 shares of common stock underlying a warrant outstanding as of March 31, 2000 at an exercise price of $5.00 per share.

     In addition, in April 2000, a warrant to purchase 200,000 shares of common stock was issued at an exercise price of $3.00 per share.

     Assuming the exercise of all options and warrants outstanding at March 31, 2000, the pro forma net tangible book value at March 31, 2000 after the offering would be $144.5 million, or $3.68 per share, which would represent an immediate increase in the pro forma net tangible book value of $1.90 per share to existing stockholders and an immediate dilution of $8.32 per share to new investors. See "Capitalization" and "Management -- Employee Benefit Plans."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     This section presents our historical consolidated financial data. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected data in this section are not intended to replace the consolidated financial statements.

     We derived the consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 from the consolidated financial statements which have been audited by Ernst & Young LLP and included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 1999 and 2000, and the consolidated balance sheet data as of March 31, 2000, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for the period from inception (November 9, 1995) through December 31, 1996 and the consolidated balance sheet data as of December 31, 1996 and 1997 from the audited consolidated financial statements which have been audited by Ernst & Young LLP but which are not included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for these periods and financial condition at that date. Historical results are not necessarily indicative of future results. See notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted and pro forma basic and diluted net loss per share.

                                  PERIOD FROM
                                   INCEPTION
                                 (NOVEMBER 9,                                      THREE MONTHS ENDED
                                   1995) TO          YEAR ENDED DECEMBER 31,            MARCH 31,
                                 DECEMBER 31,     ------------------------------   -------------------
                                     1996           1997       1998       1999       1999       2000
                                ---------------   --------   --------   --------   --------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Sales.........................      $    --       $     --   $     --   $ 10,192   $     --   $  2,933
Cost of sales.................           --             --         --      9,273         --      2,532
                                    -------       --------   --------   --------   --------   --------
  Gross profit................           --             --         --        919         --        401
Operating costs and expenses:
  Research and development....        2,934         14,282     23,208     11,130      3,963      2,631
  Selling, general and
     administrative...........          951          4,434      7,565      9,338      1,787      3,138
  Technology license..........           --          6,000         --         --         --         --
                                    -------       --------   --------   --------   --------   --------
     Total operating costs and
       expenses...............        3,885         24,716     30,773     20,468      5,750      5,769
                                    -------       --------   --------   --------   --------   --------
Loss from operations..........       (3,885)       (24,716)   (30,773)   (19,549)    (5,750)    (5,368)
Interest income (expense),
  net.........................          198          1,114      1,330      1,134        189        336
                                    -------       --------   --------   --------   --------   --------
Net loss......................      $(3,687)      $(23,602)  $(29,443)  $(18,415)  $ (5,561)  $ (5,032)
                                    =======       ========   ========   ========   ========   ========
Basic and diluted net loss per
  share.......................      $ (2.86)      $ (11.24)  $  (8.14)  $  (3.81)  $  (1.27)  $  (0.90)
                                    =======       ========   ========   ========   ========   ========
Shares used in computing basic
  and diluted net loss per
  share.......................        1,287          2,100      3,619      4,837      4,369      5,574
                                    =======       ========   ========   ========   ========   ========
Pro forma basic and diluted
  net loss per share
  (unaudited).................                                          $  (0.79)             $  (0.20)
                                                                        ========              ========
Shares used in computing pro
  forma basic and diluted net
  loss per share
  (unaudited).................                                            23,331                25,301
                                                                        ========              ========

                                                          AS OF DECEMBER 31,                AS OF
                                               ----------------------------------------   MARCH 31,
                                                1996       1997       1998       1999       2000
                                               -------   --------   --------   --------   ---------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments................................  $ 1,494   $ 32,674   $ 23,220   $ 26,260   $ 54,631
Working capital..............................    1,045     25,424     19,817     22,023     51,726
Total assets.................................    2,289     35,674     28,167     34,455     65,081
Notes payable, less current portion..........       --        897      2,438      2,521      2,471
Deferred compensation........................       --     (1,831)    (1,128)      (943)    (3,058)
Accumulated deficit..........................   (3,687)   (27,289)   (56,732)   (75,147)   (80,179)
Total stockholders' equity...................    1,770     27,331     20,596     22,211     52,334

Our consolidated statement of operations data for the period from inception (November 9, 1995) to December 31, 1995 and the consolidated balance sheet as of December 31, 1995 are not presented separately as our operations during that period were not material.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following management's discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     Since our inception in November 1995, we have engaged in the development and commercialization of products that are designed to provide the flexibility of open surgery while operating through ports. We believe that our technology enables surgeons to perform better surgery while giving patients the benefits of MIS surgery, including decreased trauma and postoperative pain, reduced surgical complications, shorter hospital stays and lower total treatment costs. In 1999, we introduced our da Vinci Surgical System and EndoWrist instruments.

     We incurred net losses of $23.6 million in 1997, $29.4 million in 1998, $18.4 million in 1999 and $5.0 million for the three months ended March 31, 2000. As of March 31, 2000, we had an accumulated deficit of $80.2 million. We expect to expend substantial financial resources to expand marketing, direct sales, training and customer support needed to support higher sales. In addition, we anticipate our research and development expenses to increase as we continue to develop new products and conduct clinical trials. If we receive FDA approval, we will need to expend significant capital resources to expand our manufacturing capabilities. This investment is likely to result in low gross margins. Furthermore, we may encounter difficulties in scaling up production. Problems may include low production yields, component supply shortages, shortages of qualified personnel and failure to comply with federal, state and international regulations.

     We have obtained permission from the European Union to affix the CE Mark to the da Vinci Surgical System and EndoWrist instruments for general surgical and cardiac surgical use. In the second quarter of 1999, we recognized revenue for the first time for the sale of our products. Sales to markets outside of the United States represent 91% of our 1999 sales and 56% of our first quarter 2000 sales. In November 1999, we filed a PMA application with the FDA for laparoscopic use of the da Vinci Surgical System and our EndoWrist instruments, and this application is currently under FDA review. Substantial revenue growth in the United States is dependent on FDA approval of our products.

     Sales are generated through our direct sales force and through our distributors. Revenue is generated from sales of our da Vinci Surgical System and related accessories, our EndoWrist instruments and ongoing service provided to our customers. System revenue is recognized upon installation for direct sales and upon shipment for sales to our distributors. If substantial contractual obligations exist after system installation, revenue is recognized after our obligations are fulfilled. We recognize revenue for our EndoWrist instruments and accessories upon shipment.

     In 1999 and in the first quarter of 2000, the majority of our revenues came from the sales of da Vinci Surgical Systems, which are high revenue dollar items. A smaller percentage of our 1999 and first quarter of 2000 revenue came from sales of EndoWrist instruments and accessories, which are lower revenue dollar items. Although we expect the majority of our revenues to continue to come from the sale of da Vinci Surgical Systems over the next few years, we expect the percentage of revenue from our EndoWrist instruments to increase. Due to the high dollar revenue per system sold, small variations in system unit sales may cause revenue to vary significantly from quarter to quarter. During the useful life of each installed da Vinci Surgical System, we expect to generate recurring revenue through sales of our EndoWrist instruments and accessories. For the year ended December 31, 1999, two customers, AB Medica SRL and Marubeni America Corporation, each accounted for 16% of our total sales. For the three months ended March 31, 2000, four customers, Henrico Doctors' Hospital, AB Medica SRL, Marubeni America Corporation and Pitt County Memorial Hospital, accounted for 30%, 28%, 22% and 14% of total sales, respectively.

RESULTS OF OPERATIONS

Three Months Ended March 31, 1999 and 2000

     Sales. Sales were recorded for the first time in the second quarter of 1999. For the three months ended March 31, 2000, we recorded $2.9 million in revenue for shipments of the da Vinci Surgical System, EndoWrist instruments and accessories.

     Cost of Sales. Cost of sales includes material, manufacturing labor, overhead and warranty costs. No cost of sales exists for the three months ended March 31, 1999. We reported cost of sales of $2.5 million, or 86% of sales, for the three months ended March 31, 2000.

     Gross Profit. No gross profit exists for the three months ended March 31, 1999. For the three months ended March 31, 2000, gross profit was $401,000, or 14% of sales.


     Research and Development Expenses. Research and development expenses include costs associated with the design, development, testing and enhancement of our products. These enhancements represent significant improvements to our products. Research and development expenses also include expenditures for purchases of laboratory supplies and clinical trials. We expense research and development costs as they are incurred. Research and development expenses decreased from $4.0 million during the three months ended March 31, 1999 to $2.6 million during the comparable period in 2000. The decrease is primarily attributable to a change in our treatment of manufacturing-related costs. Starting in the second quarter of 1999, we transitioned from recording manufacturing-related costs as research and development expense to cost of sales. We expect research and development spending will increase in the future, in absolute dollars, as we expand our product development efforts and seek further regulatory approvals.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses include personnel costs for sales, marketing and administrative personnel, tradeshow expenses, legal expenses, regulatory fees and general corporate expenses. Selling, general and administrative expenses increased from $1.8 million during the three months ended March 31, 1999 to $3.1 million during the comparable period in 2000. The increase is primarily attributable to $1.0 million in increased personnel costs and $291,000 in marketing expenses. Selling, general and administrative expenses are expected to increase in the future to support expanding business activities and the additional administrative costs related to being a public company.

     Interest Income (Expense), Net. Net interest income increased from $189,000 during the three months ended March 31, 1999 to $336,000 during the comparable period in 2000. The increase resulted from increased interest income earned on higher average cash balances, which was driven by the exercise of warrants to purchase preferred stock in March 2000 yielding approximately $35.4 million in gross proceeds.

Years Ended December 31, 1997, 1998 and 1999

     Sales. Sales were recorded for the first time in 1999. For the year ended December 31, 1999, we recorded $10.2 million in revenue for shipments of the da Vinci Surgical System, EndoWrist instruments and accessories.

     Cost of Sales. No cost of sales exists for years 1997 and 1998. We reported cost of sales of $9.3 million, or 91% of sales, for the year ended December 31, 1999.

     Gross Profit. No gross profit exists for years 1997 and 1998. For the year ended December 31, 1999, gross profit was $919,000, or 9% of sales.

     Research and Development Expenses. Research and development expenses increased from $14.3 million in 1997 to $23.2 million in 1998 and decreased to $11.1 million in 1999. The increase in research and development expenses from 1997 to 1998 was primarily attributable to increases of $2.6 million in prototype costs associated with development of the da Vinci Surgical System, $2.4 million in clinical trial costs, and $3.1 million related to increased personnel costs. The decrease in research and development expenses from 1998 to 1999 is primarily attributable to reductions of $5.4 million in prototype costs, $2.3 million in clinical trial costs, and $619,000 in deferred compensation expense. In addition, we transitioned from recording manufacturing-related costs as research and development in 1998 to cost of sales in 1999. This resulted in a decrease of $3.6 million in research and development costs from 1998 to 1999.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $4.4 million in 1997 to $7.6 million in 1998 and to $9.3 million in 1999. The increase from 1997 to 1998 is primarily attributable to $1.4 million in increased personnel costs and $468,000 in marketing expenses. The increase from 1998 to 1999 is primarily due to increased personnel costs.

     Technology License. Technology license expense of $6.0 million was recognized in 1997 in conjunction with technology obtained from IBM. The arrangement with IBM specifically limits our application of the technology to products used in surgery. Since none of our products had received regulatory approval, and we had no alternative future use for the technology, this amount was expensed when incurred.

     Interest Income (Expense), Net. Net interest income remained relatively constant at $1.1 million in 1997, $1.3 million in 1998 and $1.1 million in 1999. The increase from 1997 to 1998 resulted from increased interest income earned on higher average cash balances. The decrease from 1998 to 1999 resulted from lower interest income earned on lower average cash balances, and higher interest expense on additional debt.

Subsequent to March 31, 2000

     In April 2000, we entered into an agreement with Heartport, Inc. to exclusively license a number of Heartport's patents in exchange for cash of $3.0 million and a warrant to purchase 200,000 shares of common stock at an exercise price of $3.00 per share. We anticipate that a charge of approximately $5.0 million will be capitalized as a result of this agreement, which will be amortized over the estimated useful life of the patents.

DEFERRED COMPENSATION

     We recorded deferred compensation as the difference between the exercise price of options granted and the fair value of its common stock at the time of grant for financial reporting purposes. Deferred compensation is amortized to research and development expense, and selling, general and administrative expense. Deferred compensation recorded through March 31, 2000 was $7.2 million with accumulated amortization of $4.1 million. The remaining $3.1 million will be amortized over the remaining vesting periods of the options, generally four years from the date of grant. We anticipate that additional deferred compensation totaling $1.5 million will be recorded for options granted in April and May 2000. These amounts are being amortized over the respective vesting periods of the individual stock options using a graded-vesting method. We expect to record amortization expense for deferred compensation as follows: $2.5 million during 2000, $1.3 million during 2001, $600,000 during 2002 and $200,000 during 2003. The amount of deferred compensation expense to be recorded in future periods may decrease if unvested options for which deferred compensation has been recorded are subsequently canceled.

NET OPERATING LOSS AND RESEARCH TAX CREDIT CARRY FORWARDS

     As of December 31, 1999, net operating loss carryforwards were approximately $44.8 million and $13.8 million for federal and state income tax purposes, respectively. Federal and state research tax credit carryforwards were approximately $2.0 million. The state and federal net operating loss carryforwards will expire at various dates from 2003 through 2019 if not utilized. The utilization of such carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS 133 which, as amended, is required to be adopted in years beginning after June 15, 2000. Because we do not use derivatives, management does not anticipate the adoption of SFAS 133 will have a significant effect on the results of operations, financial position or cash flows of Intuitive Surgical.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101. SAB 101 summarizes some areas of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition principles comply with SAB 101.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception we have financed our operations primarily through sales of our preferred stock, yielding net proceeds of approximately $127.3 million, and equipment financing arrangements yielding approximately $6.5 million. The equipment arrangements provide financing at specified interest rates for periods of up to 48 months, by which time the principal is repaid to the lessors. As collateral for the equipment financing, we have granted the lessors a security interest in equipment specified under each arrangement. As of March 31, 2000, we had cash, cash equivalents and short-term investments of $54.6 million and working capital of $51.7 million.

     Net cash used in operating activities was approximately $14.9 million, $31.1 million, $15.9 million and $5.8 million for the years ended December 31, 1997, 1998, 1999 and for the three months ended March 31, 2000, respectively. For such periods, net cash used in operating activities resulted primarily from net losses.

     Net cash used in investing activities was approximately $18.4 million and $10.3 million for the years ended December 31, 1997 and 1999, respectively. Net cash provided by investing activities was approximately $954,000 and $5.8 million for the year ended December 31, 1998 and for the three months ended March 31, 2000, respectively. Investing activities primarily consist of capital expenditures and the purchase, sale and maturity of short-term investments.

     Net cash provided by financing activities was approximately $48.9 million, $23.3 million, $20.2 million and $34.9 million for the years ended December 31, 1997, 1998, 1999 and for the three months ended March 31, 2000, respectively. The net cash provided by financing activities was primarily attributable to the sale of preferred stock and proceeds from long-term borrowings.

     In June 1999, October 1999 and March 2000, we entered into equipment financing agreements with Heller Financial to finance equipment totaling $1.5 million, $0.5 million and $0.5 million, respectively. The term of these leases is 36 months. The interest rate for these financing agreements is approximately 10%. The June 1999, October 1999 and March 2000 financing agreements provide for monthly payments of approximately $48,000, $16,000 and $16,000, respectively. We have granted Heller Financial a security interest in all equipment covered under these agreements.

     In addition, we have four prior equipment financing agreements with GE Capital with an outstanding balance of $2.4 million and $2.2 million at December 31, 1999 and March 31, 2000, respectively. We are currently repaying these amounts at interest rates ranging from approximately 9.0% to 13.8%. We have granted to GE Capital a security interest in all equipment covered under these agreements. In connection with these financing agreements, we issued a warrant to purchase 11,000 shares of common stock at an exercise price of $5.00. The warrant, which is currently exercisable, expires in April 2003.

     As of March 31, 2000, we had capital equipment of $7.1 million less accumulated depreciation of $4.0 million to support our clinical, research, development, manufacturing and administrative activities. For the next twelve months, we expect capital expenditures to increase modestly as we acquire equipment and expand our facilities. Among these planned expenditures are tooling costs for production and tenant improvements.

     Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing and supporting our products and other factors. We expect to devote substantial capital resources to continue our research and development efforts, to expand our support and product development activities and for other general corporate activities. We believe that our current cash balances, together with the net proceeds of this offering and revenue to be derived from the sale of our products, will be sufficient to fund our operations at least through 2001. During or after this period, if cash generated by operations is insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or obtain additional credit arrangements. Additional financing may not be available on terms acceptable to us or at all. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. The average duration of all of our investments as of December 31, 1999 and March 31, 2000 was less than one year. Due to the short term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

                                    BUSINESS

OVERVIEW

     We design and manufacture the da Vinci Surgical System, an advanced surgical system that we believe represents a new generation of surgery -- the third generation. We believe that this new generation of surgery, which we call Intuitive surgery, is a revolutionary advance similar in scope to the previous two generations of surgery -- open surgery and minimally invasive surgery, or MIS. Our da Vinci System consists of a surgeon's console, a patient-side cart, a high performance vision system and our proprietary instruments. By placing computer-enhanced technology between the surgeon and patient, we believe that our system enables surgeons to perform better surgery in a manner never before experienced. The da Vinci Surgical System seamlessly translates the surgeon's natural hand movements on instrument controls at a console into corresponding micro-movements of instruments positioned inside the patient through small puncture incisions, or ports. Our da Vinci Surgical System is the only commercially available technology that can provide the surgeon with the intuitive control, range of motion, fine tissue manipulation capability and 3-D visualization characteristic of open surgery, while simultaneously allowing the surgeon to work through the small ports of minimally invasive surgery.


     In March 1997, surgeons using an early prototype of our technology successfully performed Intuitive surgery on humans. Beginning in May 1998, surgeons using our technology successfully performed what we believe were the world's first computer-enhanced closed chest heart surgeries, including mitral valve repair, dissection of an internal mammary artery and grafting of a coronary artery. Since then, surgeons using our technology have successfully completed hundreds of general surgery procedures of various types. In early 2000, surgeons using our technology successfully completed what we believe was the world's first beating heart bypass procedure using only small ports. As of May 31, 2000, we have sold 18 of our da Vinci Surgical Systems. This year, we expect the FDA to approve use of the da Vinci Surgical System in laparoscopic surgical procedures, which we believe would make us the only company to have received FDA approval for a third generation surgical product. We cannot assure investors as to when, or if, we will receive this approval. Laparoscopic surgery is surgery in the abdominal and pelvic areas of the body using an endoscope. Our U.S. customers are currently using our products in connection with clinical trials and for training purposes.


     The first generation of surgery, open surgery, remains the predominant form of surgery and is still used in almost every area of the body. However, the large incisions required for open surgery create significant trauma to the patient, resulting in long hospitalization and recovery times, high hospitalization costs, as well as significant pain and suffering. Over the past several decades, the second generation of surgery, MIS surgery, has reduced trauma to the patient by allowing some surgeries to be performed through small ports rather than large incisions, resulting in shorter recovery times, fewer complications and reduced hospitalization costs. MIS surgery has been widely adopted for certain surgical procedures, but it has not been widely adopted for complex procedures. We believe surgeons have been slow to adopt MIS surgery for complex procedures because they generally find that fine tissue manipulations, such as dissecting and suturing, using these techniques are more difficult to learn and perform, and are less precise, than in open surgery.

     Intuitive surgery overcomes many of the shortcomings of both open surgery and MIS surgery. Surgeons operate while seated comfortably at a console viewing a bright and sharp 3-D image of the surgical field. This immersive visualization results in surgeons no longer feeling disconnected from the surgical field and the instruments, as they do when using an endoscope in MIS surgery. While seated at the console, the surgeon manipulates instrument controls in a natural manner, just as he or she has been trained to do in open surgery. Our technology is designed to provide surgeons with a range of motion in the surgical field analogous to the motions of a human wrist, while filtering out the tremor inherent in every surgeon's hand. In designing our products, we have focused on making our technology as simple as possible to use. In our experience, based on hundreds of procedures, surgeons can learn to manipulate our instruments with only a short amount of training and can learn to perform Intuitive surgery with less training than is required for MIS surgery.

     Our products are designed to make a broad range of open surgical and MIS procedures suitable for Intuitive surgery. The da Vinci Surgical System is designed to allow surgeons to perform better surgery while providing patients with the benefits of MIS surgery. We believe that these advantages will enable us to drive a fundamental change in surgery.

BACKGROUND

     We believe that there are three generations of surgical techniques: (1) open surgery, which began its modern era in the 19th century, (2) MIS surgery, which has developed over the past several decades and (3) Intuitive surgery, which we have developed. Each generation of surgery has been enabled by the development of an important technology or set of related technologies.

First Generation: Open Surgery

     Modern open surgical technique developed in the second half of the 19th century because of the combination of two medical breakthroughs: anesthesia and sterile technique. Using open surgical techniques, a surgeon generally creates an incision large enough to allow a direct view of the operating field and the insertion of at least two human hands to manipulate the patient's tissues. Many different types of hand-held instruments such as the scalpel, forceps, retractor and clamp have been developed to enable the surgeon to manipulate tissue precisely in almost every area of the body, and to accomplish complicated movements such as suturing.

     The large incisions generally used in open surgery create very significant trauma to the patient, resulting in long hospitalization and recovery times, high hospitalization costs, as well as significant pain and suffering. In most cases, repairing damaged tissue is much less traumatic than creating the large incisions necessary to expose that tissue. However, because the human hand has an extremely wide range of motion and can grip open surgical instruments near their tips to allow very precise and natural tissue manipulations, open surgical technique is generally considered the most precise and the easiest technique for the surgeon to perform. Despite trauma and other drawbacks, open surgery remains the predominant form of surgical technique.

Second Generation: Minimally Invasive Surgery

     Minimally invasive surgical techniques have evolved over the past few decades, beginning with the development of the endoscope. The objective of MIS surgery is to substantially reduce trauma to the patient by replacing the large six- to twelve-inch incision typically required for open surgery with three or more small puncture incisions, or ports. These ports are each approximately ten millimeters, or less than one-half inch, in diameter. The ports are created in the abdominal wall, chest wall, or other areas of the body in locations designed to provide access to the organs on which the surgeon intends to operate. MIS surgery generally results in shorter hospitalization and recovery times, reduced hospitalization costs and substantially less pain and suffering.

     During an MIS procedure, the surgeon inserts an endoscope through a port. An endoscope makes use of fiber optics or fine glass tubes that allow the surgeon to view a surgical field through a small incision. The endoscope transmits an image to a television monitor so the surgeon can see the surgical site and indirectly observe the operation. The surgeon inserts a variety of long, hand-held instruments through the ports and manipulates the handles of these instruments outside the patient's body to perform the operation inside the patient's body. The instruments typically have tips similar to the corresponding instrument tips used in open surgery, such as forceps or scissors. These tips are connected to 15- to 18-inch or 35- to 45-centimeter long tubes, which are connected to the handles.

     Existing Limitations of Minimally Invasive Surgery. We believe that surgeons generally find MIS surgical techniques more difficult to learn and perform than open surgery for the following reasons:

     - "Backward" Instrument Movements. Existing MIS instruments are essentially long rigid levers that rotate around a fulcrum, or pivot point, located at the port created in the body wall. As a result, the instrument tip moves in the opposite direction from the surgeon's hand. For example, to move the tip left, surgeons move the instrument handle to the right; to move the tip up, surgeons move the instrument handle down. Surgeons must relearn their hand-eye coordination to translate their hand movements in this "backward" environment into the required instrument movements.

     - Restricted Motions. Existing MIS instruments provide surgeons less flexibility, dexterity and range of motion than their own hands provide in open surgical procedures. For example, MIS instruments in widespread use today do not have joints near their tips to replicate surgeons' hand and wrist movements used in open surgery to perform manipulations such as reaching behind tissue, suturing and fine dissection.

     - Magnified Tremor and Exaggerated Instrument Movements. In open surgery, instruments are held near their tips, allowing fine movements of surgeons' hands to be directly translated into fine movements of the instruments. In MIS surgery, the length of MIS instruments magnifies surgeons' hand movements. As a result, the tremor inherent in a surgeon's hands is magnified, and the exaggerated motor movements caused by MIS instruments make fine tissue manipulation more difficult for the surgeon. The difficulty of these movements is analogous to the lack of precision one would experience in writing while holding the eraser end of a pencil.

     - Poor Visualization. Since the video image from the endoscope is usually displayed on a video monitor, surgeons typically must look up and away from their hands, the patient and the instruments to see the surgical field on the monitor. This can give the MIS surgeon a feeling of being disconnected from the surgical field and the instruments. In addition, most endoscopes currently available give the surgeon only a two-dimensional image. Although three-dimensional endoscopes exist, they typically have diminished sharpness and lower brightness than two-dimensional endoscopes, making fine detail more difficult for the surgeon to see.

     - Difficult to Learn. The combination of the inherent difficulties mentioned above makes conventional MIS surgical techniques difficult to learn. Although most surgeons are now trained in their residency programs in basic laparoscopic skills, a significant amount of advanced training is required for surgeons to become proficient in most MIS procedures. The need for extensive training revolves around the difficulty of learning certain laparoscopic skills such as suturing and precise dissection. Without the assistance of computer-enhanced techniques, these types of advanced laparoscopic skills take months of practice to learn and perfect.

     Slowing MIS Procedure Conversion Rates. Despite the limitations of existing MIS techniques, a number of procedures are routinely performed using laparoscopic procedures. For example, laparoscopic cholecystectomy, removal of the gall bladder through ports, is learned by most surgeons after a moderate amount of training, in part because of the anatomical location of the gallbladder and the relatively gross tissue manipulations required. Consequently, laparoscopic cholecystectomy grew from a newly-introduced procedure to the "standard of care" in the United States over approximately three years, beginning in the late 1980s. In 1997, approximately 85% of cholecystectomies in the United States were performed using MIS techniques.

     We believe that the adoption rate of laparoscopic cholecystectomy has not been replicated for most subsequently introduced MIS procedures because such procedures have been more difficult to

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

learn and perform. In addition, as a result of these difficulties, many surgical procedures commonly performed using open surgery have not been adapted to MIS surgical techniques.

     The chart below sets forth the percentage of selected procedures that were performed worldwide in 1997 using MIS surgical techniques:

                                    [CHART]
     EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC
     % PERFORMED USING MIS SURGICAL TECHNIQUES

Cholecystectomy.............................................   65%(1)
Gynecology (except Hysterectomy)............................   43%
Hysterectomy................................................   20%
Hernia Repair...............................................   14%
Cardiac.....................................................    4%

                                                                NUMBER       TOTAL
                                                                  OF         NUMBER
                                                              PROCEDURES       OF
                                                              PERFORMED    PROCEDURES
                                                                USING      PERFORMED
                                                                 MIS       ----------
                                                               SURGICAL
                                                              TECHNIQUES
                                                              ----------
Cholecystectomy.............................................  1,173,000    1,804,000
Gynecology (except Hysterectomy)............................  1,098,000    2,540,000
Hysterectomy................................................    234,000    1,170,000
Hernia Repair...............................................    198,000    1,430,000
Cardiac.....................................................     39,000    1,065,000

---------------
(1) 85% in United States
   Source: Medical Data International, Inc.

The Intuitive Surgical Solution: Third Generation Surgery

     Our technology is designed to return to the surgeon the range of motion, fine tissue control and 3-D vision characteristic of open surgery while simultaneously allowing the surgeon to work through the ports used in MIS surgery. All this is accomplished in an intuitive manner, in the same way that the movements of a surgeon's hands in open surgery are entirely intuitive.

     We believe that our technology overcomes many of the limitations of existing MIS surgery in the following ways:

     - Natural Instrument Movements. Our technology is designed to directly transform the surgeon's natural hand movements outside the body into corresponding micromovements inside the patient's body. For example, a hand movement to the right outside the body causes the instrument inside the patient to be moved to the right, eliminating the backward nature of existing MIS surgery.

     - EndoWrist Instruments Provide Natural Dexterity and Range of Motion. Our technology is designed to provide surgeons with a range of motion in the surgical field analogous to the motions of a human hand and wrist. Our proprietary instruments, which we call EndoWrist instruments, incorporate "wrist" joints that enable surgeons to reach behind tissues and suture with precision, just as they can in open surgery. The surgeon controls the joint's movements from the surgeon's console using natural hand and wrist movements. EndoWrist joints are located near the tips of all of our instruments.

     - More Precise Movements and Reduced Tremor. With our technology, the surgeon can also use "motion scaling," a feature that translates, for example, a three millimeter hand movement outside the patient's body into a one millimeter instrument movement in the surgical field inside the patient's body. Motion scaling is designed to allow greater precision than is normally achievable in both open and MIS surgery. In addition, our technology is designed to filter out the tremor inherent in every surgeon's hands.

     - Immersive 3-D Visualization. Our vision system, which we call the InSite vision system, is designed to give surgeons the perception that their hands are immersed in the surgical field even though they are outside the patient's body. As a result, we believe that surgeons no longer feel disconnected from the surgical field and the instruments, as they currently do with MIS surgery. In addition, we believe that the InSite system provides a much brighter and sharper image than any other 3-D endoscope vision system. The InSite system also incorporates our proprietary Navigator camera control technology that allows the surgeon to easily change, move, zoom and rotate his or her field of vision. The combination of these features offers what we believe is the most advanced surgical vision system available today.

     - Easy to Learn and Perform. In designing our products, we have focused on making our technology as simple as possible to use, even though it is inherently complex. We believe that tissue manipulations using our products are as natural as hand movements in open surgery. In our experience, based on feedback from surgeons who have performed hundreds of procedures, surgeons can learn to manipulate our instruments with only a short amount of training. Learning to perform surgical procedures using the da Vinci System will vary depending on the complexity of the procedure and the surgical team's experience with MIS surgery techniques.

     - Multi-Specialty Surgical Platform. The da Vinci System is designed to enable surgeons to perform surgery in virtually any part of the body. To date, surgeons have used the da Vinci System to perform over 20 different types of surgical procedures.

     We believe that these advantages give the patient the benefits of less traumatic MIS surgery while restoring to the surgeon the range of motion and fine tissue control possible with open surgery, along with further enhancements such as tremor reduction, motion scaling and superior visualization.

     We believe that our technology has the potential to change surgical procedures in three basic ways:

     - Convert Open Procedures to Intuitive Surgery. We believe our technology will make a number of surgical procedures that currently are performed only with open surgical techniques suitable for Intuitive surgery.

     - Facilitate Difficult MIS Operations. We believe surgical procedures that today are performed only rarely using MIS techniques will be performed routinely and with confidence using Intuitive surgery. Some procedures have been adapted for port-based techniques but are extremely difficult and are currently performed by a limited number of highly skilled surgeons. We believe our da Vinci System will enable more surgeons at more institutions to perform these procedures.

     - Simplify Existing, High-Volume MIS Procedures. We believe surgical procedures that today are performed routinely using MIS techniques will be performed more quickly and safely with Intuitive surgery. For example, over the past decade, approximately 85% of gall bladder removals performed in the United States have been converted to MIS surgery. We believe that the da Vinci System will make these procedures easier, faster and more cost effective to perform.

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

INTUITIVE SURGICAL'S PRODUCTS

     Our principal products include the da Vinci Surgical System and a variety of "smart disposable" EndoWrist instruments.

da Vinci Surgical System

     Surgeon's Console. The da Vinci System allows the surgeon to operate while comfortably seated at an ergonomic console viewing a 3-D image of the surgical field. The surgeon's fingers grasp the instrument controls below the display with wrists naturally positioned relative to his or her eyes. Using hardware, software, algorithms, mechanics and optics, our technology is designed to seamlessly translate the surgeon's hand movements into precise and corresponding real-time microsurgical movements of the EndoWrist instruments inside the patient.

     Patient-Side Cart. The patient-side cart, which can be easily moved next to the operating table, holds electromechanical arms that manipulate the instruments inside the patient. Three arms attached to the cart can be easily positioned as appropriate, and then locked into place. The first two arms, one representing the left hand and one the right hand of the surgeon, hold our EndoWrist instruments. The third arm positions the endoscope, allowing the surgeon to easily change, move, zoom and rotate his or her field of vision.

     3-D Vision System. The vision system includes our InSite high resolution 3-D endoscope with two separate vision channels linked to two high resolution, progressively scanned color monitors. The vision system also incorporates our InSite image processing equipment comprised of high performance video cameras, specialized edge enhancement and noise reduction equipment. The resulting 3-D image has high resolution and contrast and no flicker or cross-fading, which occurs in single monitor systems, and minimizes eye fatigue. Our vision system allows the surgeon to move his or her head in the viewer without affecting image quality.

EndoWrist Instruments

     We manufacture a variety of EndoWrist instruments, each of which incorporates a wrist joint for natural dexterity, with tips customized for various surgical procedures. These EndoWrist instruments are currently approximately seven millimeters in diameter. The instruments mount onto the electromechanical arms that represent the surgeon's left and right hands and provide the mechanical capability necessary for performing complex tissue manipulations through ports. At their tips, the various EndoWrist instruments include forceps, scissors, electrocautery, scalpels and other surgical tools that are readily familiar to the surgeon from open and MIS surgery. Generally, a variety of EndoWrist instruments are selected and used interchangeably during the surgery. Where instrument tips need to incorporate a disposable component, for example, scalpel blades, we sell disposable inserts. We plan to continue to add new types of EndoWrist instruments for additional types of surgical procedures.

     The EndoWrist instruments are "smart disposables" because they are resterilizable and reusable for a defined number of procedures or hours of use. A custom computer chip inside each instrument performs several functions that help determine how the system and instruments work together. When an EndoWrist instrument is attached to an arm of the patient-side cart, the chip performs an "electronic handshake" that ensures the instrument was manufactured by us and recognizes the type and function of the instrument and number of past uses or hours. For example, the chip distinguishes between scissors and a scalpel and controls the unique functions of different instruments as appropriate. In addition, the chip will not allow the instrument to be used for more than the prescribed number of procedures or hours so that its performance meets specifications during each procedure. In addition, we can sell the instrument for a fixed number of uses or hours and effectively price our EndoWrist instruments on a per-procedure or per-hour basis.

USING THE DA VINCI SURGICAL SYSTEM

     During a procedure, the patient-side cart is positioned next to the operating table with the electromechanical arms arranged to provide access to the initial ports selected by the surgeon. Metal tubes attached to the arms are inserted through the ports, and the EndoWrist instruments are introduced through the tubes into the patient's body. The surgeon then performs the procedure while sitting comfortably at the surgeon's console, manipulating the instrument controls and viewing the operation through our InSite vision system. When a surgeon needs to change an instrument, as is done many times during an operation, the instrument is withdrawn from the surgical field using the controls at the console, in similar fashion to the way a surgeon withdraws instruments from the patient in MIS surgery. A scrub nurse standing near the patient removes the unwanted instrument from the electromechanical arm and replaces it with the new instrument, in a process designed to be rapid enough not to disturb the natural flow of the procedure. As a result, the scrub nurse plays a role similar to that played in open and MIS surgery. At the conclusion of the operation, the metal tubes are removed from the patient's body and the small incisions are sutured or stapled.

OUR STRATEGY

     Our goal is to establish Intuitive surgery as the standard for complex surgical procedures and many other procedures currently performed using either open or MIS surgery. We intend to accomplish this objective both by pioneering new types of endoscopic surgery and by making existing MIS procedures easier, safer and more cost effective. Over time, our strategy is to broaden the number of procedures performed using the da Vinci Surgical System and to educate surgeons and hospitals as to the benefits of Intuitive surgery. Key elements of this strategy include:

     Focus on Key Institutions. Our marketing efforts are focused on large multi-specialty care hospitals where a majority of complex surgical procedures are performed. Following the initial placement at a given hospital, we intend to expand the number of physicians who use the da Vinci Surgical System and work with the hospitals and their surgeons to promote patient education as to the benefits of Intuitive surgery. We believe that these efforts will result in increased usage per system, leading to high volume sales of instruments and sales of additional systems at each hospital. In addition, we believe such efforts will benefit early-adopting hospitals by increasing their market share in the procedures and specialties that benefit from Intuitive surgery. We expect these efforts to increase demand for our products among competitive hospitals, surgeons and referring physicians.

     Focus on Leading Surgeons to Drive Rapid and Broad Adoption. We will place significant emphasis on marketing the da Vinci Surgical System to leading surgeons who are considered to be the "thought leaders" in their institutions and fields. These surgeons typically perform complex surgical procedures that are currently not adaptable to MIS techniques. For example, cardiac procedures, of which over one million are currently performed annually worldwide, are among the most difficult to perform using MIS techniques. This strategy puts surgeons at the forefront of procedure development and provides them an opportunity to maintain a competitive edge in their specialty. We believe that early adoption of our products by surgical thought leaders will give many other surgeons the confidence that the da Vinci Surgical System can be used for all types of surgical procedures.

     Develop Protocols for New Surgical Procedures. We intend to leverage our relationships with key institutions and surgical thought leaders to develop protocols for new surgical procedures. These protocols would include guidance on patient screening, port placement, interaction of the surgical team and advice on the sequence and selection of tools and maneuvers. We believe that establishing protocols for a given procedure will facilitate the broader adoption of Intuitive surgery for that procedure.

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     Maintain Market Leadership. We intend to maintain our leadership advantage by continuing to develop and enhance our technology and to communicate the benefits of our da Vinci Surgical System to surgeons, hospitals and patients. We will continue to improve our da Vinci Surgical System through software and hardware enhancements and by developing new surgical instruments. We will also continue to develop our surgical platform to facilitate and support future surgical innovations.

CLINICAL CONTRIBUTIONS

     We believe our technology is capable of enhancing or enabling a wide variety of procedures in many surgical specialties. To date, surgeons using our da Vinci Surgical System have performed over 200 general and vascular surgery procedures, over ten gynecologic surgery procedures and over 400 cardiothoracic surgery procedures. These applications, as well as potential applications for orthopedic surgery, are described below.

General and Vascular Surgery

     Aortic Aneurysms. A common vascular procedure is the repair of aortic aneurysms, which are sacs formed by the dilation of the wall of the main artery in the body. Aneurysms are caused primarily by atherosclerosis, which is characterized by the deposition of fatty substances in large and medium-sized arteries, such as the arteries that lead to the heart and brain. Surgical treatment involves clamping the aorta and making long incisions at multiple sites to resect and replace the aneurysm with a synthetic graft. Once the aorta is clamped, time is of the essence, since procedures are typically done without heart/lung bypass machines. Thus, only a narrow window of time for completion is available. Currently, some aneurysms are treated by intravascular stent-grafts. These stent-grafts can be inserted through the main artery in the thigh, called the femoral artery, and do not require an incision. However, the necessity of traversing the femoral artery to gain access to the aorta limits the usage of this technique. We believe that the capability of our technology to deliver to the surgeon enhanced dexterity and the ability to suture grafts, alone or in conjunction with stent-grafts, will help convert this procedure from open surgery to Intuitive surgery.

     Aorto-Femoral Bypass. The lower portion of the abdominal aorta is often a location of atherosclerosis. Atherosclerotic blockage of this portion of the aorta restricts blood flow to the lower body. To treat this condition using open surgery, a synthetic graft is attached above and below the blockage. This procedure currently requires open surgery because of the need to suture the grafts in place. We believe that with our technology, surgeons will be able to perform the required suturing of arteries, called an anastomosis, through ports and avoid the large incision currently required.

     Cholecystectomy. Removal of the gallbladder, or cholecystectomy, is the most common procedure performed by general surgeons. The procedure is used to treat cholecystitis, which is an inflammation of the gall bladder. Although a minimally invasive approach, called a laparoscopic cholecystectomy, is now well accepted for routine cases, there is great variability in the level of skill required to accomplish the procedure. The skill level necessary to complete a laparoscopic cholecystectomy is dependent on the disease status the surgeon discovers after the abdomen is entered. For example, acute cholecystitis can result in inflammation and the abnormal union of tissues resulting from the formation of new fibrous tissue in the inflammatory process. As a result, very meticulous surgery to access gallbladder anatomy can be required. Similarly, during the operation, the surgeon may find a condition known as choledocolithiasis, or stones in the common bile duct. The surgeon may choose to incise or cut the common duct to extract stones that are caught between the liver and intestine. Exploration of the common bile duct is an extremely delicate procedure that requires micro-sutures to be placed in the common duct. Most surgeons will not do this procedure laparoscopically because of its difficulty. This usually results in a conversion to open technique or another surgical or delicate gastrointestinal endoscopic procedure to extract the stones.

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With our technology, we believe that the surgeon will have expanded capability to deal with complicated cholecystectomies and can avoid subjecting the patient to a second procedure.

     Nissen Fundoplication. Nissen fundoplication is a general surgical procedure that is performed to correct esophageal reflux. Esophageal reflux disease is a digestive disorder that affects the muscle connecting the esophagus with the stomach. As an elective procedure, Nissen fundoplication is currently performed on only a small fraction of candidates who suffer from this condition because the open surgical procedure is quite invasive. An MIS alternative exists, but there are only a limited number of surgeons skilled in the procedure. We believe that our technology will significantly improve the ease of performing the Nissen procedure through ports. Specifically, our technology will address the two most difficult steps in this procedure, which are made more difficult by existing MIS techniques, esophageal dissection and suturing of the fundus of the stomach. If adoption of our technology becomes widespread for Nissen procedures, we believe that the number of surgeons able to perform a Nissen procedure using port-based techniques will increase. Further, we expect that the widespread availability of a port-based approach may significantly expand the number of surgeries performed.

     Colon Resection. Removal of the colon or large bowel is a common general surgical procedure done for both benign and malignant disease. Colon resection is accomplished in a variety of ways by removing all or part of the colon. These procedures are complicated and involve resecting a portion of diseased tissue and then re-anastomosing the two ends of the colon to re-establish continuity of intestinal flow. When using existing MIS techniques, the challenge is to have enough manipulating capability to perform fine dissection of the colon and then to be able to sew or staple the ends of the bowel to accomplish the re-anastomosis. The MIS procedure is currently performed by only a small fraction of general surgeons. By making dissection significantly more precise, we believe that our products will allow port-based colon resection to be performed more widely.

     Hernia Repair. An inguinal hernia is a condition in which tissue protrudes through the wall of the pelvis. It is caused by a defect or weakness in the lining covering the pelvic region. Repair of inguinal hernia is the second most common procedure done in general surgery. There are a variety of hernia procedures available that use both open and MIS techniques. However, the lack of precise dissection capability inhibits adoption of the MIS procedures. Specifically, the delicate dissection of some of the structures and the peritoneal sac, which often adheres to the pelvic anatomy, is very difficult for surgeons to accomplish using MIS techniques. We believe that our technology will encourage surgeons to convert hernia procedures to the port-based approach by removing the training barrier that limits its adoption.

Gynecologic Surgery

     General Gynecology. Laparoscopy has been used for several decades in a large number of diagnostic infertility procedures. Although there are a variety of therapeutic infertility procedures that can currently be performed by some gynecologists using existing MIS techniques, these procedures are relatively difficult to perform using existing MIS tools because of the lack of tissue control, inability to perform fine dissection, and limited suturing capability. We believe that our technology will provide gynecologists with the ability to do sophisticated procedures such as tubal re-anastomosis and dissection of ovarian cysts, as well as common procedures such as surgical removal of an ovary or fallopian tube.

     Hysterectomy. Removal of the uterus is one of the most commonly performed surgeries in gynecology and it can be done by using open or MIS techniques. Like colon resection, it demands a significant degree of tissue manipulation in the dissection and ligation, or tying, of blood vessels, ligaments and other pelvic structures. Further, laparoscopic techniques used in this procedure increase the risk of injury to the ureters, which are vital structures that provide the conduit for urine between

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the kidney and bladder. It is often difficult to ensure the identification and prevention of injury to the ureters and bladder with conventional MIS instruments because of the limited angles at which these instruments can be positioned. We believe that our products will increase the surgeon's dexterity in this procedure and, as a result, will have a significant impact on safety, operating time, and rate of adoption of port-based techniques in hysterectomy.

     Bladder Neck Suspension. Bladder incontinence is a widespread condition affecting middle aged women, which can be treated surgically with a procedure known as bladder neck suspension. This procedure involves elevation of the bladder neck by suspension with sutures, surgically recreating the normal angle of the urethra and re-establishing bladder sphincter control. The procedure works well in open surgery and is the "gold standard" for correction of bladder incontinence. However, because of its long recovery time, most candidates are discouraged from undergoing the procedure using open surgical technique. Instead, they use adult diapers for their incontinence, which is an embarrassment and inconvenience. Bladder neck suspension can currently be done laparoscopically but is difficult to perform because of the need to suture at awkward angles using existing MIS instruments. We believe our technology may provide a better solution for suturing the bladder neck and would represent an advance in the ease of performing incontinence surgery.

Orthopedic Surgery

     Arthroscopy. Many knee surgeries are accomplished by an MIS technique called arthroscopy. This technique is well accepted in the surgical community. However, many of the more sophisticated maneuvers in arthroscopy, such as suturing torn meniscal tissue, are very difficult with existing MIS instruments. The meniscus is a structure located in the knee joint that provides a surface and cushion upon which the bones of the knee joint can move. We believe that our technology and the capabilities of our EndoWrist instruments will increase the ease with which complex arthroscopic procedures such as advanced knee and shoulder arthroscopy can be performed.

     Spinal Surgery. Disc removal and spinal fusion are common procedures performed in open spinal surgery. MIS techniques where surgeons approach the spine through the abdomen and use laparoscopic methods to expose the anterior portion of the spine and lumbar disc space are just emerging. This procedure requires both delicate and precise dissection and retraction of tissue, and would benefit greatly from the enhanced capabilities offered by the da Vinci Surgical System. We believe that our technology may make this procedure safer, easier, more precise, and allow more surgeons to perform it with confidence.

Cardiothoracic Surgery

     Internal Mammary Artery Dissection. In a coronary artery bypass graft procedure used in cardiac surgery, a blocked coronary artery is bypassed with a graft. When available, an artery from the chest called the internal mammary artery is dissected from its natural position and grafted into place to perform the bypass. Because the internal mammary artery is located on the underside of the anterior surface of the chest, dissection of the vessel is challenging using existing surgical instruments through the three- to five-inch incision currently used in a coronary artery bypass graft procedure. Our products have multiple joints that emulate the surgeon's shoulders and elbows, allowing exact positioning of the instruments inside the patient's chest. In addition, the EndoWrist joints permit the surgeon to reach behind the tissues for easier dissection of the internal mammary artery. Thus, we believe that the internal mammary artery can be dissected with greater ease and precision using our technology.

     Coronary Anastomosis. Coronary artery bypass graft surgery demands that the surgeon delicately dissect and precisely suture very small structures, which are less than two millimeters in diameter, under significant magnification. These procedures are difficult when performed in open

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surgery. They are even more difficult when performed using an endoscopic or limited incision approach, and extraordinarily difficult to perform when the heart is beating. As a result, this procedure is typically done as open surgery by stopping the heart and using a heart/lung bypass machine. Our technology is designed to allow surgeons to perform scaled instrument movements that can be even more precise than the movements used in open surgery, thus enabling precise suturing of single and multiple coronary vessels on a stopped or beating heart.

     Mitral and Aortic Valve Repair/Replacement. Valve repair and replacement surgeries are challenging even when using open surgical techniques. Significant exposure of the surgical field is essential to the identification and precise manipulation of valves and other structures inside the heart, and is key to successful surgical outcomes with minimal complications. Motion scaling allows a surgeon using our da Vinci Surgical System to maneuver instruments inside the patient even more precisely than is possible in open surgery. Our system has already enabled heart valve repairs to be performed through small ports in a manner that could not have been accomplished with open surgery. Replacement of valves currently requires a small incision, even if the majority of the procedure is eventually performed through ports using our technology, because the replacement valve itself is too large to be inserted into the chest through a port. However, new valve designs that can be delivered through ports are being developed, and the small incisions necessary today to deliver a replacement valve to the heart may eventually not be required, allowing a surgeon using the da Vinci Surgical System to replace a valve entirely using ports.

     Thoracoscopy. A number of procedures performed in the thorax, or chest cavity, can be accomplished by minimally invasive methods. These methods are generally referred to as thoracoscopic procedures. They include various types of lung resection, biopsy procedures, node dissections, nerve resections and esophageal surgery. Conventional thoracoscopic tools have all the limitations of conventional laparoscopic tools, such as "backward" movement and limited range of motion. The capability of our technology to operate dexterously in the often very small and restrictive space of the chest cavity is believed to offer significant clinical value in the performance of advanced thoracoscopic procedures.

MARKETING AND DISTRIBUTION

     We market our products through a direct sales force in the United States and most of Europe. We have also entered into agreements with distributors in Italy and Japan. Our marketing and sales strategy in the United States and Europe involves the use of a combination of area sales managers, technical sales representatives and clinical training specialists. As of March 31, 2000, we had 21 employees in sales and marketing. We expect to significantly increase our sales and marketing force as we expand our business.

     The role of our technical sales representatives is to educate physicians and surgeons on the advantages of Intuitive surgery and the clinical applications that our technology makes possible. We also train our technical sales representatives to educate hospital management on the potential benefits of early adoption of our technology and the potential for increased local market share that may result from Intuitive surgery. Once a hospital has installed a da Vinci Surgical System, our sales force will help introduce the technology to other surgical specialties within the hospital.

     Clinical training specialists provide training and support to physicians and other hospital staff and coordinate installation of our products. We employ service technicians to provide non-clinical technical expertise, upgrades, service and maintenance for our da Vinci Surgical Systems. We believe that this combination of technical sales representatives, clinical training specialists and service technicians provides an appropriate balance of professional selling skills while maintaining an appropriate level of technical expertise in the field.

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     Our da Vinci Surgical System has a lengthy sales and purchase order cycle because it is a major capital item and requires the approval of senior management at purchasing institutions. Particularly during the period in which our sales volume is low, this may contribute to fluctuations in our quarterly operating results.

TECHNOLOGY

     Using key technologies, we have designed the da Vinci Surgical System to ensure intuitive control and fail-safe operation of the system. The system updates arm and instrument positions over 1000 times per second, thereby ensuring real-time connectivity between the surgeon's hand movements and the movements of the instrument tips. A backup battery is included in the system that can power the system for more than 20 minutes in case of power loss or fluctuation. This 20-minute period is believed to be sufficient either to reestablish the power supply or for the hospital back-up power system to become effective.

     Monitoring the operation of the system at all times is a network of approximately 20 micro-controllers that checks for proper system performance. System misuse or system fault can be detected and the system can be transitioned to a safe state in micro-seconds. The system also includes a sensor that detects the presence of the surgeon's head in the viewer. If the surgeon removes his or her head from the viewer, the system automatically disengages and locks the instruments in place to prevent their inadvertent movement.

     The instrument controls at the surgeon's console have eight degrees of freedom of motion that allow the surgeon to move each hand through a workspace approximately one cubic foot in volume. These degrees of freedom allow the surgeon to orient his or her hands without limitation. The instrument controls are constructed with very low friction cables and gear transmissions to ensure smooth operation. Furthermore, critical components are constructed of magnesium and titanium to provide high mechanical stiffness and low inertia, ensuring a light and responsive feel to the surgeon.

     The electromechanical arms of the patient-side cart are gravitationally counterbalanced to allow for smooth, easy and safe positioning of the instruments in the patient. The arms have seven degrees of freedom, allowing for control of position, orientation, translation and grip of the instrument, all inside the body. Redundant sensors are designed to ensure fail-safe operation of the instrument tips.

     Unlike other 3-D systems, our InSite vision system relies on two entirely separate vision channels. Two eyepieces are linked by a precisely designed optical assembly to two high resolution, and high contrast medical grade monitors, which have been specially designed to have a high visual update rate that eliminates flicker and thus, reduces eye fatigue. Our stereo endoscope uses two separate high resolution optical channels to improve image clarity. The stereo images pass through video processing electronics that provide specialized edge enhancement and noise reduction. A foot switch at the surgeon's console operates a focus controller on the endoscope. The endoscope self-regulates the temperature of its tip to eliminate fogging during procedures.

     Our EndoWrist instruments use a wrist joint architecture driven by six tiny but very high strength, flexible tungsten cables. Each tungsten cable is a "metal rope" constructed from over 200 fibers that are each less than one thousandth of an inch in diameter. These cables are similar in function to the tendons of a human wrist and are used to drive fluid motions of the wrist joint. The instruments each contain a custom memory chip that records and stores data each time the instrument is placed on the system. The chip contains encrypted security codes to protect against use of non-Intuitive Surgical instruments so that only our instruments will work with the da Vinci Surgical System. The chip identifies the type of tool being inserted so that different instrument types can be controlled uniquely by the system. The chip also records usage of the instrument and expires the instrument after its prescribed life.

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INTELLECTUAL PROPERTY

     Since our inception in late 1995, we have encountered and solved a number of technical hurdles. We have patented and continue to pursue patent and other intellectual property protection for the technology that we have developed to overcome such hurdles. In addition to developing our own patent portfolio, we have spent significant resources in acquiring exclusive license rights to necessary and desirable patents and other intellectual property from SRI International and IBM, who were early leaders in applying robotics to surgery. One of the strengths of our portfolio is that the licensed SRI International and IBM patents have original filing dates as early as January 1992 and June 1991, respectively. We have also exclusively licensed a patent application from MIT concerning robotic surgery. In April 2000, we exclusively licensed an extensive minimally invasive heart surgery patent portfolio from Heartport, Inc. in the field of robotic surgery. These patents cover many different forms of minimally invasive robotic surgery, including single- and multi-vessel coronary artery bypass grafts, heart valve repair and replacement and beating heart stabilization. As of April 30, 2000, we hold exclusive field-of-use licenses for 56 United States patents and 38 foreign patents, and own outright four U.S. patents that expire in 2016. We also own or have licensed numerous pending United States and foreign patent applications, two of which were recently allowed. Our patents and patent applications relate to a number of important aspects of our technology, including our surgeon's console, electromechanical arms, vision system and our EndoWrist instruments. We intend to continue to file additional patent applications to seek protection for other proprietary aspects of our technology.

     Our success will depend in part on our ability to obtain patent and copyright protection for our products and processes, to preserve our trade secrets, to operate without infringing or violating valid and enforceable proprietary rights of third parties, and to prevent others from infringing our proprietary rights. We intend to take action to protect our intellectual property rights when we believe doing so is necessary and appropriate. In addition, our strategy is to actively pursue patent protection in the United States and in foreign jurisdictions for technology that we believe is proprietary and that offers a potential competitive advantage, and to license appropriate technologies when necessary or desirable. We cannot be certain that we will be able to obtain adequate protection for our technology or licenses on acceptable terms. Furthermore, if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. See also "Risk Factors -- Others may assert that our products infringe their intellectual property rights, which may cause us to engage in costly disputes and, if we are not successful in defending ourselves, could also cause us to pay substantial damages and prohibit us from selling our products."

SRI International License Agreement

     After receiving funding in 1990 from the U.S. Advanced Research Projects Agency, SRI International conducted research to develop a "telesurgery" system to allow surgeons to perform surgery on the battlefield from a remote location. SRI International developed the precise electromechanics, force-feedback systems, vision systems and surgical instruments needed to build and demonstrate a prototype system that could accurately reproduce a surgeon's hand motions with remote surgical instruments. In 1995, John G. Freund, M.D., one of our founders, acquired an option to license SRI International's telesurgery technology, which resulted in SRI International granting us a license.

     Under the terms of our license agreement with SRI International, we have an exclusive, worldwide, royalty-free license to use the SRI International technology developed before September 12, 1997, including all patents and patent applications resulting from such work, in the

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field of manipulating tissues and medical devices in animal and human medicine, including surgery, laparoscopic surgery and microsurgery. We also have the right of first negotiation with respect to any SRI International technology developed in these areas before September 12, 1999 but after September 12, 1997.

     Our license with SRI International will terminate upon the last expiration of the patents licensed from SRI International or December 20, 2012, whichever is later. Currently, the last patent expiration date is in 2016, although this could change. SRI International may terminate the license in the event of a material, uncured breach of our obligations. In the event SRI International terminates the license, we cannot assure you that the necessary licenses could be reacquired from SRI International on satisfactory terms, if at all.

IBM License Agreement

     IBM conducted research on the application of computers and robotics to surgery during the late 1980s and early 1990s. IBM performed some of this work in conjunction with the Johns Hopkins Medical Center. Our license agreement with IBM covers a number of technologies related to the application of computers and robotics to surgery. Under the terms of this agreement, we have an exclusive, worldwide, royalty-free license to a number of IBM patents and patent applications in the field of surgery performed on animals and humans. We also have a non-exclusive license from IBM to practice in the areas neurology, ophthalmology, orthopedics and biopsies. Under the license, we are obligated to make two future payments tied to revenue milestones. The IBM license agreement will terminate upon the last expiration of the licensed patents. Currently, the last patent expiration date is in 2016, although this could change. IBM may terminate the license in the event that we fail to make the required payments. In the event IBM terminates the license agreement, we cannot assure you that necessary licenses could be reacquired from IBM on satisfactory terms, if at all.

MIT License Agreement

     After receiving funding from the U.S. Department of the Army, several researchers at MIT conducted research on various aspects of robotic surgical systems. As a result of that work, several patent applications were filed. Both MIT and the Army waived their rights to one of these applications, which the inventors ultimately assigned to Intuitive Surgical. MIT owns the other application. Under the terms of our license agreement with MIT, we have an exclusive, worldwide, royalty-free license to this patent application in the field of medical devices. The MIT license will terminate upon the last expiration of any patents issuing from the licensed patent application. MIT also has the right to terminate the MIT license in the event of a material, uncured breach of our obligations under the license. In the event MIT terminates the license, we cannot assure you that we would be able to reacquire a license from MIT on satisfactory terms, if at all.

RESEARCH AND DEVELOPMENT

     Substantially all of our research and development activity is performed internally. Our research and development team is divided into four groups: software engineering, systems analysis, electrical engineering and mechanical engineering. In addition, various members of the research and development team support the design and development of the manufacturing processes used in fabricating our products.

MANUFACTURING

     We have a 13,000 square foot manufacturing facility in Mountain View, California. We have used this facility and our manufacturing personnel to produce the systems and instruments that have been sold to date and used in clinical trials. The manufacture of our products is a complex operation

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involving a number of separate processes and components. In March 2000, the FDA inspected our Mountain View facility and the Good Manufacturing Practice issues raised during the inspection by the FDA have been resolved.

     We purchase both custom and off-the-shelf components from a large number of certified suppliers and subject them to stringent quality specifications. We periodically conduct quality audits of suppliers and have established a supplier certification program. Some of the components necessary for the assembly of our products are currently provided to us by sole source suppliers or single source suppliers. We purchase components through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of inventory. The disruption or termination of the supply of components could cause a significant increase in the costs of these components, which could affect our profitability. A disruption or termination in the supply of components could also result in our inability to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation.

COMPETITION

     We consider our primary competition to be existing open or MIS surgical techniques. Our success depends in part on convincing hospitals, surgeons and patients to convert procedures to Intuitive surgery from open or existing MIS surgery.

     We also face competition from several companies that are developing new approaches and products for the minimally invasive surgery market, and, in particular, minimally invasive cardiac surgery. Many of these companies have an established presence in the field of MIS, including Boston Scientific Corporation, CardioThoracic Systems, Inc., a division of Guidant Corporation, C.R. Bard, Inc., Guidant Corporation, Heartport, Inc., Ethicon Endo-Surgery, Inc., a division of Johnson & Johnson, Medtronic, Inc., and United States Surgical Corporation, a division of Tyco International Ltd. If we are unable to compete successfully with these companies our revenues will suffer.

     In addition, a limited number of companies are using robots and computers in surgery, including Brock Rogers Surgical, Inc., Computer Motion, Inc., Integrated Surgical Systems, Inc., Johns Hopkins University Engineering Research Consortium, Maquet AG, MicroDexterity Systems, Inc. and Ross-Hime Designs, Inc. Our revenues may be reduced or eliminated if our competitors develop and market products that are more effective or less expensive than our products.

     We believe that the primary competitive factors in the market we address are capability, safety, efficacy, ease of use, price, quality, reliability, and effective sales, support, training and service. The length of time required for products to be developed and to receive regulatory and reimbursement approval is also an important competitive factor.

GOVERNMENT REGULATION

     FDA's Premarket Clearance and Approval Requirements

     Unless an exemption applies, each medical device that we wish to market in the U.S. must first receive either "510(k) clearance" or "PMA approval" from the U.S. Food and Drug Administration pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA's 510(k) clearance process usually takes from four to 12 months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. We cannot be sure that 510(k) clearance or PMA approval will be obtained in the future for any product we propose to market.

     The FDA decides whether a device must undergo either the 510(k) clearance or PMA approval process based upon statutory criteria. These criteria include the level of risk that the agency perceives is associated with the device and a determination whether the product is similar to devices that are

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already legally marketed. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to request 510(k) clearance, unless an exemption applies. The manufacturer must demonstrate that the proposed device is "substantially equivalent" in intended use, safety and effectiveness to a legally marketed "predicate device" that is either in class
I, class II, or is a "preamendment" class III device, one that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for submission of a PMA application. After a device receives 510(k) clearance, any modification to the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval.

     Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a legally marketed predicate device, are placed in class III. Such devices are required to undergo the PMA approval process in which the manufacturer must prove the safety and effectiveness of the device to the FDA's satisfaction.

     A PMA application must provide extensive preclinical and clinical trial data as well as information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, the FDA will inspect the manufacturer's facilities for compliance with Good Manufacturing Practice requirements, which include elaborate testing, control, documentation and other quality assurance procedures. During the FDA's review, an FDA advisory committee, typically a panel of clinicians, likely will be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. Although the FDA is not bound by the advisory panel decision, the panel's recommendation is important to the FDA's overall decision making process. If the FDA's evaluation of the PMA application is favorable, the FDA typically issues an "approvable letter" requiring the applicant's agreement to comply with specific conditions or to supply specific additional data or information in order to secure final PMA approval.

     Once the approvable letter conditions are satisfied, the FDA will issue a PMA order for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA order can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in an enforcement action, including withdrawal of the approval. The PMA process can be expensive and lengthy, and no assurance can be given that any PMA application will ever be approved for marketing. After approval of a PMA, a new PMA or PMA supplement may be required in the event of modifications to the device, its labeling or its manufacturing process.

     A clinical trial may be required to support a 510(k) submission and generally is required for a PMA application. Such trials generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed an insignificant risk device eligible for more abbreviated IDE requirements. The IDE must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin if the FDA and the appropriate institutional review boards at the clinical trial sites approve the IDE. Trials must be conducted in conformance with FDA regulations and institutional review board requirements. The sponsor or the FDA may suspend these trials at any time if they are deemed to pose unacceptable health risks or if the FDA finds deficiencies in the way they are being conducted. Data from clinical trials are often subject to varying interpretations that could delay, limit or prevent FDA approval.

     Currently, our console, patient-side cart and all of our instruments have not been approved by the FDA to be used in any particular surgical procedure. In July 1997, we received 510(k) clearance from the FDA for the surgeon's console and patient cart to be used with only rigid endoscopes, blunt dissectors, retractors and stabilizer instruments. In November 1997, we withdrew a subsequent 510(k) submission covering additional instruments necessary for performing most surgical procedures, including scissors, scalpels, forceps/pickups, needle holders, clip appliers and electrocautery, after the FDA indicated that substantial clinical data would be required to support clearance.


     In January 1999, we filed a 510(k) submission with clinical data, seeking clearance for the da Vinci Surgical System and EndoWrist instruments for laparoscopic surgical procedures. In May 1999, the FDA determined that our products were not eligible for 510(k) clearance but would instead be required to undergo the PMA approval process. On June 16, 1999, after review of the clinical data on the use of our products in laparoscopic surgical procedures, the FDA's General Surgery Advisory Panel recommended approval. In November 1999, we filed a PMA application to commercialize our products for laparoscopic surgery which was accepted for review by the FDA in December 1999. This PMA application is currently subject to approval by the FDA. In March 2000, the FDA inspected our Mountain View facility and the Good Manufacturing Practice issues raised during the inspection have been resolved. In May 2000, we received a letter from the FDA regarding a number of issues which need to be resolved prior to obtaining a PMA approval. The primary issue involves a request by the FDA for a reanalysis of the surgery times related to our clinical trials. We believe that we will successfully resolve these issues. However, we cannot assure you that we will successfully resolve these issues or obtain FDA approval for the use of our products in laparoscopic or other surgical procedures on a timely basis or at all. We anticipate that the FDA will require a new PMA approval or PMA supplement approval for additional types of surgical procedures for which we propose to market our products.


     We presently have a thoracoscopic clinical study in progress. If completed, this study may be the subject of a PMA application for permission to commercialize our products for thoracoscopic procedures. In the next twelve months, we anticipate submitting one or more investigational device exemption applications requesting permission to conduct trials for mitral valve repair and coronary artery bypass. We cannot assure you that the FDA will approve our investigational device exemption applications or permit such trials to go forward, or that such trials will produce clinical data adequate to support a PMA application.

     We are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds that we have failed to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions. The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

     California Regulation

     The state of California requires that we obtain a license to manufacture medical devices and subjects us to periodic inspection. Our facilities and manufacturing processes were inspected in February 1998. We passed the inspection and received our device manufacturing license from the Food and Drug Branch of the California Department of Health Service in March 1998. The license has remained in effect ever since.

     Foreign Regulation

     In order for us to market our products in other countries, we must obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval in any foreign country in which we plan to market our products may harm our ability to generate revenue and harm our business.

     Commercialization of medical devices in Europe is regulated by the European Union. The European Union presently requires that all medical products bear the CE mark, an international symbol of adherence to quality assurance standards and demonstrated clinical effectiveness. Compliance with the Medical Device Directive, as certified by a recognized European Competent Authority, permits the manufacturer to affix the CE mark on its products. In January 1999, following an audit of our quality system and Mountain View facility, we received permission from the Danish Government, which was our European Competent Authority, to affix the CE mark to our da Vinci Surgical System and EndoWrist instruments for general surgical use, Class II-b. Additional CE approvals for use of our da Vinci Surgical System and EndoWrist instruments in cardiac surgery were received in September 1999 and February 2000, Class III.

     If we modify existing products or develop new products in the future, we will need to apply for permission to affix the CE mark to such products. In addition, we will be subject to annual regulatory audits in order to maintain the CE mark permissions we have already obtained. We cannot be certain that we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union.

     The Ministry of Health and Welfare regulates commercialization and reimbursement of medical devices in Japan. We are currently in the process of developing a clinical trial strategy for laparoscopic and cardiovascular use of the da Vinci Surgical System and our EndoWrist instruments with our commercial partner in Japan. However, we cannot assure you that we will succeed in procuring the required approvals to market our products in Japan or elsewhere, even if we develop a strategy and ultimately apply for these approvals.

THIRD-PARTY REIMBURSEMENT

     In the United States and international markets where we intend to sell our products, the government and health insurance companies together are responsible for hospital and surgeon reimbursement for virtually all surgical procedures. Governments and insurance companies generally reimburse hospitals and physicians for surgery when the procedures are considered non-experimental and non-cosmetic. In the United States, reimbursement for medical procedures under the Medicare and Medicaid programs is governed by the Health Care Financing Administration and, in the case of investigational devices, by the FDA. Reimbursement, however, is only available if an appropriate Current Procedural Terminology code exists for the procedure performed. If an appropriate Current Procedural Terminology code does not exist, then an application requesting an appropriate code can be made to the American Medical Association.

     Governments and insurance companies carefully review and increasingly challenge the prices charged for medical products and services. Reimbursement rates from private companies vary depending on the procedure performed, the third-party involved, the insurance plan involved, and other factors. Medicare reimburses hospitals a prospectively determined fixed amount for the costs associated with an in-patient hospitalization based on the patient's discharge diagnosis, and reimburses physicians a prospectively determined fixed amount based on the procedure performed. This fixed amount is paid regardless of the actual costs incurred by the hospital or physician in furnishing the care and is unrelated to the specific devices used in that procedure. Thus, any reimbursements that hospitals obtain for performing surgery with our products will generally have to cover any additional costs that hospitals incur in purchasing our products.

     At present, the da Vinci Surgical System is categorized as an "experimental device" and thus does not qualify for Medicare reimbursement. In late 1999, the FDA denied our formal request for reclassification of the da Vinci Surgical System as an investigational, rather than an experimental, device. We presently believe that unless and until the FDA approves our PMA application for a particular indication, such as laparoscopic use, reimbursement through Medicare will be unavailable in the United States for our products.

     Domestic institutions will typically bill the services performed with our products to various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans. We believe that the procedures we intend to target if and when we receive FDA approval are generally already reimbursable by government agencies and insurance companies. Accordingly, we believe hospitals and surgeons in the United States will generally not be required to obtain new billing authorizations or codes in order to be compensated for performing approved surgery using our products. If hospitals do not obtain sufficient reimbursement from third-party payors for procedures performed with our products, or if governmental and private payors' policies do not permit reimbursement for surgical procedures performed using our products, we may not be able to generate the revenues necessary to support our business. In such circumstances, we may have to apply to the American Medical Association for a unique Current Procedural Terminology code covering computer-enhanced surgery. If an application for a unique code is required, reimbursement for any use of our products may be unavailable until an appropriate code is granted. The application process, from filing until adoption of a new code, can take two or more years.

     In countries outside the United States, reimbursement is obtained from various sources, including governmental authorities, private health insurance plans, and labor unions. In most foreign countries, private insurance systems may also offer payments for some therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries. To effectively conduct our business, we may need to seek international reimbursement approvals, and we do not know if these required approvals will be obtained in a timely manner or at all.

     Any regulatory or legislative developments in domestic or foreign markets that eliminate or reduce reimbursement rates for procedures performed with our products could harm our ability to sell our products or cause downward pressure on the prices of our products, either of which would affect our ability to generate the revenues necessary to support our business.

EMPLOYEES

     As of March 31, 2000, we had 116 employees, 33 of whom were engaged directly in research and development, 43 in manufacturing and service and 40 in marketing, sales, and administrative activities. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

FACILITIES

     We lease approximately 50,000 square feet in Mountain View, California. The facility is leased through February 2002, and we have an option to extend the lease for an additional three-year term. We believe that this facility will be adequate to meet our needs through 2001. Approximately 12,000 square feet are subleased to a third party through July 2000.

LEGAL PROCEEDINGS

     On May 10, 2000, Computer Motion, Inc. filed a lawsuit in United States District Court for the Central District of California (Case No. CV00-4988 CBM) alleging that by making, using, selling or offering for sale our da Vinci Surgical System, we are infringing United States Patent Numbers

5,524,180, 5,878,193, 5,762,458, 6,001,108, 5,815,640, 5,907,664 and 5,855,583
in willful disregard of Computer Motion's patent rights. These patents concern methods and devices for conducting various aspects of robotic surgery. The Computer Motion action seeks damages based upon the making, using, selling and offering for sale of our products and processes, and seeks to enjoin our continued activities relating to these products. This action subjects us to potential liability for damages, including treble damages, and could require us to cease making, using or selling the affected products, or to obtain a license in order to continue to manufacture, use or sell the affected products. While we believe we have meritorious defenses to this action, we cannot assure you that we will prevail in this action, nor can we assure you that any license required would be made available on commercially acceptable terms, if at all. Failure to successfully defend ourselves against the Computer Motion action could harm our business, financial condition and operating results. For further information on the risks associated with this litigation see "Risk Factors -- We are involved in intellectual property litigation with Computer Motion that may hurt our competitive position, may be costly to us and may prevent us from selling our products."

     Beginning in May 1999, we requested that the U.S. Patent and Trademark Office declare interferences between some of our exclusively licensed patent applications and five of Computer Motion's U.S. patents. An interference is a proceeding within the U.S. Patent and Trademark Office to resolve questions regarding who was the first to invent the subject matter of a patent and/or a patent application. All five of Computer Motion's patents were issued by the U.S. Patent and Trademark Office without consideration of the exclusively-licensed and earlier-filed patent applications on which we now rely to request the interferences. All five of Computer Motion's patents subject to our requests for interference are included in Computer Motion's May 2000 suit for patent infringement.

                                   MANAGEMENT

EXECUTIVE OFFICERS, SENIOR MANAGEMENT AND DIRECTORS

     The following table presents information regarding our executive officers, senior management and directors as of March 31, 2000:

               NAME                  AGE                       POSITION
               ----                  ---                       --------
EXECUTIVE OFFICERS
Lonnie M. Smith....................  55    President, Chief Executive Officer and Director
Susan K. Barnes....................  46    Vice President, Finance, Chief Financial Officer
                                           and Assistant Secretary
Frederic H. Moll, M.D..............  48    Vice President, Medical Director and Director
Robert G. Younge...................  48    Vice President and Chief Technology Officer
SENIOR MANAGEMENT
Corinne Z. Augustine...............  42    Vice President, Manufacturing
Douglas M. Bruce...................  42    Vice President, Product Marketing
David Casal, Ph.D. ................  45    Vice President, Clinical, Regulatory and Quality
                                           Affairs
Gary S. Guthart, Ph.D. ............  34    Vice President, Engineering
David M. Shaw......................  33    Chief Patent Counsel
Thierry B. Thaure..................  37    Vice President, Sales and Marketing
Alan C. Mendelson..................  52    Secretary
DIRECTORS
Scott S. Halsted(1)................  40    Director
Russell C. Hirsch, M.D.,             37    Director
  Ph.D.(2).........................
Richard J. Kramer(1)...............  57    Director
James A. Lawrence(1)...............  47    Director
Alan J. Levy, Ph.D.(2).............  62    Director

-------------------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Lonnie M. Smith has been our President and Chief Executive Officer since May 1997 and has served as a member of our board of directors since December 1996. From 1977 until joining Intuitive Surgical, Mr. Smith was with Hillenbrand Industries, Inc., a public holding company, serving as the Senior Executive Vice President, a member of the Office of the President, and director since 1982, as Executive Vice President of American Tourister, Inc., from 1978 to 1982, and as a Senior Vice President of Corporate Planning from 1977 to 1978. Mr. Smith has also held positions with The Boston Consulting Group and IBM. Mr. Smith currently serves as a director of Biosite Diagnostics, Inc. Mr. Smith received a B.S.E.E. from Utah State University and an M.B.A. from Harvard Business School.

     Susan K. Barnes has been our Vice President, Finance, Chief Financial Officer and Assistant Secretary since May 1997. From January 1995 to September 1996, Ms. Barnes founded and served as Managing Director of the Private Equity Group of Jefferies and Company, Inc., an investment bank. From January 1994 to January 1995, she founded and served as Managing General Partner of Westwind Capital Partners, a private equity fund. From June 1991 to January 1994, Ms. Barnes served as Chief Financial Officer and Managing Director of BLUM Capital Partners, L.P., formerly Richard C. Blum & Associates, Inc., a merchant banking firm. From September 1985 to June 1991, she served as Vice President and Chief Financial Officer of NeXT Computer, Inc., a computer company. Ms. Barnes received a B.A. from Bryn Mawr College and an M.B.A. from the Wharton School, University of Pennsylvania.

     Frederic H. Moll, M.D. is a co-founder of Intuitive Surgical and has served as Vice President, Medical Director and as a member of our board of directors since our inception. In 1989, Dr. Moll co-founded Origin Medsystems, Inc., a medical device company and served as Medical Director through 1995. Origin was acquired by Eli Lilly & Company in 1992 and is now a wholly-owned subsidiary of Tyco Health Care. In 1984, Dr. Moll founded Endotherapeutics, Inc., a medical device company, which was acquired by United States Surgical Corporation in 1992. Dr. Moll received a B.A. from the University of California, Berkeley, an M.S. in Management from Stanford University's Sloan Program and an M.D. from the University of Washington.

     Robert G. Younge is a co-founder of Intuitive Surgical and has served as our Vice President and Chief Technology Officer since November 1999. From our inception to November 1999, Mr. Younge served as our Vice President, Engineering. Mr. Younge co-founded Acuson Corporation, a medical device company, in 1979 and served as Vice President, Engineering and in various other capacities until co-founding Intuitive Surgical. From 1994 to December 1995, Mr. Younge managed the Product Engineering Group at Acuson which introduced the Aspen System in 1996. In 1991, he founded Acuson's Transducer Division and served as its General Manager until 1994. The Transducer Division introduced Acuson's first flexible endoscopic transducer. Mr. Younge received a B.S.E.E. and an M.S.E.E. from Stanford University.

     Corinne Z. Augustine has been our Vice President, Manufacturing since October 1999. Prior to joining Intuitive Surgical, from 1997 to October 1999, Ms. Augustine served as a Vice President, Manufacturing with Acuson Corporation. From 1994 to 1997, Ms. Augustine was a Director of Manufacturing with Acuson and from 1991 to 1994, she held the position of a Manufacturing Project Manager at Acuson. Ms. Augustine received a B.S.I.E. from the University of Florida and an M.B.A. from Stanford University.

     Douglas M. Bruce has been our Vice President, Product Marketing since December 1997 and joined us as Director, Product Management in May 1997. Prior to joining Intuitive Surgical, Mr. Bruce served as Vice President, Engineering with Acuson Corporation from January 1997 to May 1997. Mr. Bruce served as Acuson's Director of Engineering from August 1994 to December 1995 and held Engineering Manager positions with Acuson from October 1987 to August 1994. Mr. Bruce received a B.S. in Mechanical Engineering from the University of California, Berkeley, and an M.S. in Mechanical Engineering from Santa Clara University.

     David Casal, Ph.D. has been our Vice President, Clinical, Regulatory, and Quality Affairs since September 1999. From 1996 until joining Intuitive Surgical, Mr. Casal was with Metra Biosystems, Inc., a medical technology company, serving as Vice President of Clinical, Regulatory, and Quality Affairs. From 1989 through 1996, Mr. Casal held many positions with Adeza Biomedical, Inc., a biotechnology company, with the last being Vice President of Clinical and Regulatory Affairs. Mr. Casal has also held positions with Hybritech, Inc. and Progenex, Inc., medical technology companies. Mr. Casal received his B.A in American History, M.S. in Physiology, and Ph.D. in Cardiovascular Epidemiology, from the University of Minnesota, and was a National Institute of Health Post-Doctoral Research Fellow in the School of Medicine at the University of California, San Diego.

     Gary S. Guthart, Ph.D. has been our Vice President, Engineering since November 1999. He joined Intuitive Surgical in April 1996. From August 1992 to April 1996, as Senior Research Engineer, Mr. Guthart was part of the core team developing foundation technology for computer enhanced surgery at SRI International. Mr. Guthart received a B.S. in Engineering from the

University of California, Berkeley and an M.S. and Ph.D. in Engineering Science from the California Institute of Technology.

     David M. Shaw has been our Chief Patent Counsel since April 1999. From March 1998 to April 1999, Mr. Shaw was Director of Intellectual Property at EndoVasix, Inc., a medical device company. From 1992 to 1994, he clerked on the United States Court of Appeals for the Federal Circuit for the Honorable R.C. Clevenger, III, and from 1994 to 1998 was an associate with the law firm of Fish & Richardson P.C. Mr. Shaw received a B.S. in Chemical Engineering from North Carolina State University and a J.D. from Duke University School of Law.

     Thierry B. Thaure has been our Vice President, Sales and Marketing since May 1997. From January 1993 to April 1997, Mr. Thaure served as Director of International Sales and Marketing for Guidant Corporation's Minimally Invasive System Group. From July 1990 to December 1992, Mr. Thaure held various positions in Marketing and Business Development at Advanced Cardiovascular Systems, Inc., which at that time was a wholly-owned subsidiary of Eli Lilly Inc. He received a B.S. in Biomedical Engineering and a B.A. in Chemistry from Duke University, and an M.B.A. from the Kellogg Graduate School of Business at Northwestern University.

     Alan C. Mendelson has been our Secretary since our inception and has been a senior partner of Latham & Watkins since May 2000. From 1973 to May 2000, Mr. Mendelson was associated with Cooley Godward LLP, most recently as a senior partner where he held various management positions within the firm. Mr. Mendelson served as Managing Partner of Cooley Godward's Palo Alto office from May 1990 to March 1995 and November 1996 to September 1997. He served as Secretary and Acting General Counsel of Amgen, Inc. from April 1990 to April 1991 and as Acting General Counsel of Cadence Design Systems, Inc. from November 1995 to June 1996. Mr. Mendelson serves as the secretary of a number of private and public companies and is a member of the board of directors of Aviron, Axys Pharmaceuticals, Inc., Isis Pharmaceuticals, Inc. and US Search.com, Inc. Mr. Mendelson received a A.B. in Political Science from the University of California, Berkeley and a J.D. from Harvard Law School.

     Scott S. Halsted has been a member of our board of directors since March 1997. Mr. Halsted joined Morgan Stanley in 1987, and has been a general partner at Morgan Stanley Dean Witter Venture Partners since 1997. Mr. Halsted currently serves as a director of several private healthcare companies. Mr. Halsted received A.B. and B.E. degrees in Biomechanical Engineering from Dartmouth College and an M.M. degree from Northwestern University.

     Russell C. Hirsch, M.D., Ph.D. has been a member of our board of directors since December 1995. He joined Mayfield Fund, a venture capital firm, in 1992, and has been a managing member of several venture capital funds affiliated with Mayfield Fund since 1995. From 1984 to 1992, Dr. Hirsch conducted research in the laboratories of Nobel Laureate Harold Varmus, M.D., and Don Ganem, M.D., at the University of California, San Francisco. Dr. Hirsch currently serves on the board of directors of Valentis, Inc., a biotechnology company. Dr. Hirsch received a B.S. in Chemistry from the University of Chicago and an M.D. and a Ph.D. from the University of California, San Francisco.

     Richard J. Kramer has been a member of our board of directors since February 2000. From 1989 to 1999, he served as the President and Chief Executive Officer of Catholic Healthcare West, a multi-state health care provider. From 1982 to 1989, Mr. Kramer was Executive Vice President of Allina Health, an integrated health care system. Mr. Kramer received a B.S. in Rehabilitation Education from Pennsylvania State University, an M.S. in Rehabilitation Counseling from Syracuse University and an M.S. in Hospital & Health Care Administration from the University of Minnesota.

     James A. Lawrence has been a member of our board of directors since March 2000. He has been Executive Vice President and Chief Financial Officer of General Mills, Inc. since 1998. Mr. Lawrence has also held positions as Executive Vice President and Chief Financial Officer for Northwest Airlines, and President and Chief Executive Office of Pepsi-Cola Asia, Middle East, Africa. He has also chaired and co-founded LEK Partnership, a corporate strategy and merger/acquisition consulting firm headquartered in London, England. Mr. Lawrence currently serves as a director of TransTechnology Corporation and Avnet, Inc. Mr. Lawrence holds a B.A. in Economics from Yale University and an M.B.A. from Harvard Business School.

     Alan J. Levy, Ph.D. has been a member of our board of directors since February 2000. He has been the President, Chief Executive Officer and member of the board of directors of Vertis Neuroscience, Inc., a biotechnology company, since 1999. From 1993 to 1998, Mr. Levy was the President, Chief Executive Officer and a member of the board of directors of Heartstream, Inc., a medical device company. From 1989 to 1993, Mr. Levy was the President, Chief Operating Officer and a member of the board of directors of Heart Technology, Inc., a medical device company. From 1966 to 1989, Mr. Levy held various positions at Ethicon, a subsidiary of Johnson & Johnson Company, and was a member of the board of directors of Ethicon from 1980 to 1989. Mr. Levy received a B.S. in Chemistry from City College of New York, and a Ph.D. in Organic Chemistry from Purdue University.

BOARD COMMITTEES

     Audit committee. Our audit committee currently consists of Messrs. Halsted, Kramer and Lawrence. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

     Compensation committee. Our compensation committee currently consists of Dr. Hirsch and Mr. Levy. The compensation committee administers our stock option plans, reviews and approves the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees.

DIRECTOR COMPENSATION

     Directors currently receive no cash compensation from us for their services as members of the board or for attendance at committee meetings. Directors may be reimbursed for expenses in connection with attendance at board of directors and committee meetings.

     In consideration for attending our board and committee meetings, in February 2000 we granted each of Messrs. Kramer and Levy, and in March 2000 we granted Mr. Lawrence, options to purchase 20,000 shares of our common stock at $3.00 per share. In April 2000, we authorized the granting of an option to purchase 20,000 shares of our common stock to each of Mr. Halsted and Dr. Hirsch, which are contingent upon, and will be effective concurrently with, the signing of the underwriting agreement relating to this offering and which will have an exercise price equal to the initial public offering price to the public. These options vest in 48 equal monthly installments.

     In March 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors who are not employees of Intuitive Surgical or any affiliate of Intuitive Surgical. Any non-employee director elected after the closing of this offering will receive an initial option to purchase 20,000 shares of common stock. Starting at the annual stockholder meeting in 2001, all non-employee directors will receive an annual option to purchase 5,000 shares of common stock. See "-- Employee Benefit Plans -- 2000 Non-Employee Directors' Stock Option Plan" for a more detailed explanation of the terms of these stock options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Investment entities affiliated with Dr. Hirsch have purchased shares of our preferred stock. See "Related Party Transactions" for a detailed explanation of these transactions.

BOARD COMPOSITION

     We currently have seven directors. Upon the closing of this offering the terms of office of the board of directors will be divided into three classes. As a result, a portion of our board of directors will be elected each year. The division of the three classes, the initial directors and their respective election dates are as follows:

     - the class I directors will be Messrs. Halsted and Levy and their term will expire at the annual meeting of stockholders to be held in 2001;

     - the class II directors will be Drs. Hirsch and Moll and Mr. Lawrence and their term will expire at the annual meeting of stockholders to be held in 2002; and

     - the class III directors will be Messrs. Kramer and Smith and their term will expire at the annual meeting of stockholders to be held in 2003.

     At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Intuitive Surgical.

EXECUTIVE COMPENSATION

     The following table sets forth summary information concerning the compensation paid to our chief executive officer and other executive officers for services during the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                              ------------
                                                              ANNUAL           NUMBER OF
                                                           COMPENSATION        SECURITIES
                                                         -----------------     UNDERLYING
              NAME AND PRINCIPAL POSITION                 SALARY     BONUS      OPTIONS
              ---------------------------                --------    -----    ------------
Lonnie M. Smith........................................  $300,000     --             --
  President and Chief Executive Officer
Susan K. Barnes........................................  $191,643     --         20,000
  Vice President, Finance, Chief Financial Officer and
     Assistant Secretary
Frederic H. Moll, M.D. ................................  $196,643     --             --
  Vice President and Medical Director
Robert G. Younge.......................................  $194,965     --             --
  Vice President and Chief Technology Officer

                       OPTION GRANTS IN FISCAL YEAR 1999

     The following table sets forth each grant of stock options during the fiscal year ended December 31, 1999, to each of the individuals listed on the previous table.

     The exercise price of each option was equal to the fair value of our common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

     The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

     - multiplying the number of shares of common stock subject to a given option by the assumed initial public offering price of $12.00 per share;

     - assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

     - subtracting from that result the aggregate option exercise price.

     The shares listed in the following table under "Number of Securities Underlying Options Granted" are subject to vesting. Upon completion of six months of service from the vesting start date, 12.5% of the option shares vest and the balance vest in a series of equal monthly installments over the next 42 months of service. The option has a ten-year term, subject to earlier termination if the optionee's service with us ceases. See "Employee Benefit Plans" for a description of the material terms of this option.

     Percentages shown under "Percent of Total Options Granted to Employees in Fiscal Year 1999" are based on an aggregate of 628,550 options granted to employees of Intuitive Surgical under our stock option plans during the fiscal year ended December 31, 1999.

                                                                                               POTENTIAL REALIZABLE
                                                                                                 VALUE AT ASSUMED
                                            INDIVIDUAL GRANTS                                     ANNUAL RATES OF
                          -----------------------------------------------------                     STOCK PRICE
                             NUMBER OF       PERCENT OF TOTAL                                    APPRECIATION FOR
                            SECURITIES      OPTIONS GRANTED TO                                      OPTION TERM
                            UNDERLYING         EMPLOYEES IN      EXERCISE PRICE   EXPIRATION   ---------------------
          NAME            OPTIONS GRANTED    FISCAL YEAR 1999      PER SHARE         DATE         5%          10%
          ----            ---------------   ------------------   --------------   ----------   ---------   ---------
Lonnie M. Smith.........          --                --                  --               --          --          --
Susan K. Barnes.........      20,000               3.2%              $3.00         08/05/09    $330,935    $562,498
Frederic H. Moll,
  M.D...................          --                --                  --               --          --          --
Robert G. Younge........          --                --                  --               --          --          --

                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth the number and value of securities underlying unexercised options that are held by each of the individuals listed in the Summary Compensation Table as of December 31, 1999. No shares were acquired on the exercise of stock options by these individuals during the year ended December 31, 1999.

     Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 1999" are based on the assumed initial public offering price of $12.00, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares. Our stock option plans allow for the early exercise of options granted to employees. All options exercised early are subject to repurchase by us at the original exercise price, upon the optionee's cessation of service prior to the vesting of the shares.

                                            NUMBER OF SECURITIES
                                           UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                 OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                             DECEMBER 31, 1999               DECEMBER 31, 1999
                                        ----------------------------    ----------------------------
                NAME                    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                ----                    -----------    -------------    -----------    -------------
Lonnie M. Smith.....................             --            --               --              --
Susan K. Barnes.....................         20,000             0       $  180,000               0
Frederic H. Moll, M.D. .............             --            --               --              --
Robert G. Younge....................        300,000             0       $3,450,000               0

EMPLOYMENT ARRANGEMENTS

     In February 1997, we entered into an agreement with Lonnie M. Smith, our President and Chief Executive Officer, providing that, in the case of involuntary termination other than for cause, his salary and benefits will continue to be paid for a period of one year from the date of termination. Cause as defined in the agreement includes conviction for any felony, participation in a fraud or act of dishonesty against us, willful breach of our policies, or a material breach by Mr. Smith of his employment agreement or of his proprietary information and inventions agreement.

EMPLOYEE BENEFIT PLANS

2000 Equity Incentive Plan

     We adopted the equity incentive plan in March 2000. The incentive plan is an amendment and restatement of the equity incentive plan we adopted in 1996.

     Share Reserve. We have reserved 10,000,000 shares for issuance under the incentive plan. For 10 years starting with the year 2001, on the day after each annual meeting of our stockholders, the number of shares in this reserve will automatically increase by the greater of:

     - 5% of the outstanding common stock on a fully-diluted basis, or

     - the number of shares of common stock subject to awards granted under the incentive plan during the previous twelve months.

     No more than 20 million shares of the increase to the share reserve over the 10-year period may be used for incentive stock options under the incentive plan. If stock awards granted under the incentive plan expire or otherwise terminate without being exercised, the shares not acquired pursuant to the stock awards again become available for issuance under the incentive plan.

     Effect of an Acquisition or Merger. If we dissolve or liquidate, then outstanding stock awards will terminate immediately prior to the event. If we sell, lease or dispose of all, or substantially all, of our assets, or are acquired pursuant to a merger or consolidation, the surviving entity may either assume or substitute all outstanding awards under the incentive plan. If it declines to do so, then generally the vesting and exercisability of the stock awards will accelerate.

     Options Issued. As of March 31, 2000, we had issued 2,534,778 shares upon the exercise of options under the incentive plan, 313,430 shares of which have been repurchased and 488,115 shares of which are subject to repurchase; options to purchase 1,810,750 shares were outstanding; and 5,494,472 shares, remained available for future grant. As of March 31, 2000, the board has granted

160,000 restricted stock awards under the incentive plan, no shares of which have been repurchased. The incentive plan will terminate in 2010 unless the board terminates it sooner.

2000 Non-Employee Directors' Stock Option Plan

     We adopted the non-employee directors' stock option plan in March 2000.

     Share Reserve. We have reserved 300,000 shares of our common stock for issuance pursuant to the non-employee directors' stock option plan. On January 1 of each year for 10 years, starting with the year 2001, the number of shares in the reserve will automatically increase by the greater of:

     - 0.3% of the outstanding shares of common stock on a fully-diluted basis or

     - the number of shares subject to options granted under the plan during the prior 12-month period.

     Under the non-employee directors' stock option plan, each new non-employee director who is subsequently elected or appointed for the first time after this offering will automatically be granted an option to purchase 20,000 shares of common stock. This is the non-employee director's initial grant.

     On the day following each annual meeting of our stockholders, beginning in the year 2001, each non-employee director who has been a non-employee director for at least six months will be granted an option to purchase 5,000 shares of common stock. This is the non-employee director's annual grant.

     Options granted under the non-employee directors' stock option plan are granted at 100% of the fair market value of the common stock on the date of grant and may be exercised immediately. Options granted under the non-employee directors' stock option plan have a ten-year term and vest as follows: initial grants vest monthly at a rate of 1/36 of the shares each month for 36 months after the date of the grant; annual grants vest as to 1/12 of the shares each month for 12 months after the date of the grant. The non-employee directors' stock option plan will terminate if and when terminated by the board of directors.

     Effect of an Acquisition or Merger. If we sell, lease or dispose of all, or substantially all of our assets, or are acquired pursuant to a merger or acquisition then all outstanding options under the non-employee directors' stock option plan may be assumed by the surviving entity or the surviving entity may substitute similar options for such outstanding options. If the surviving entity determines not to assume such outstanding options or substitute similar options, then generally the vesting of the options shall accelerate and options not exercised prior to the transaction will be terminated. However, if an option is assumed or replaced but the optionholder is not elected to the board of directors of the acquiring or surviving corporation at the first meeting of the board after the event, then the vesting of that option will accelerate by 18 months.

     Options Issued. The directors' plan will not be effective until the date of the initial public offering of our common stock. Therefore, we have not issued any options under the directors' plan.

2000 Employee Stock Purchase Plan

     We adopted the employee stock purchase plan in March 2000. The purchase plan has no set termination date. It will terminate when all of the shares reserved under it have been issued unless the board terminates it earlier.

     Share Reserve. We have reserved 1,000,000 shares of our common stock pursuant to purchase rights to be granted to eligible employees under the purchase plan. For 10 years, beginning in 2001, on the day after each annual meeting of stockholders the number of shares in the reserve will automatically be increased by the greater of:

     - 0.5% of our outstanding shares of common stock on a fully-diluted basis, or

     - that number of shares issued under the plan during the prior 12-month period.

     The automatic share reserve increase in the aggregate may not exceed 10,000,000 shares over the 10-year period.

     Eligibility. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. We implement this purchase plan by offerings of purchase rights to eligible employees. Generally, all employees of Intuitive Surgical and any United States affiliate may participate in the purchase plan, excluding part-time and seasonal employees. However, no employee may participate in the purchase plan if immediately after we grant the employee a purchase right, the employee has voting power over 5% or more of our outstanding capital stock. As of the date of this prospectus, no shares of common stock have been purchased under the purchase plan.

     Offerings. Under the purchase plan, the board may specify offerings of up to 27 months. The first offering will begin on the effective date of this initial public offering. Unless the board otherwise determines, our common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

     - 85% of the fair market value of a share on the first day of the offering, or

     - 85% of the fair market value of a share on the purchase date.

     The board may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering. These employees will purchase our stock at the lower of:

     - 85% of the fair market value of a share on the day they began participating in the purchase plan, or

     - 85% of the fair market value of a share on the purchase date.

     Under the current offering, employees may authorize payroll deductions of up to 15% of their total compensation, including sales commissions and bonuses, for the purchase of stock under the purchase plan and may end their participation in the offering at any time up to 10 days before a purchase date. Participation ends automatically on termination of employment with Intuitive Surgical or its affiliate.

     Other Provisions. The board may grant eligible employees purchase rights under the purchase plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by Intuitive Surgical or its affiliate, if any, do not permit the employee's rights to purchase our stock to accrue at a rate that exceeds $25,000 of the fair market value of our stock for each calendar year in which the purchase rights are outstanding. The board also may limit the number of shares that an employee may purchase on any purchase date.

     Effect of an Acquisition or Merger. If we sell, lease or dispose of all, or substantially all, of our assets, or are acquired pursuant to a merger or acquisition then, the board may provide that the successor corporation will assume or substitute outstanding purchase rights. Alternatively, the board may shorten the offering and provide that shares will be purchased for participants immediately before the transaction.

401(k) Plan

     We maintain a 401(k) Plan for eligible employees. An employee participant may contribute up to 15% of his or her total annual compensation to the 401(k) Plan, up to a legal annual limit. The annual limit for calendar year 2000 is $10,500. Each participant is fully vested in his or her deferred salary contributions. Participant contributions are held and invested by the 401(k) Plan's trustee. We may make discretionary contributions as a percentage of participant contributions, subject to established limits. To date, we have made no contributions to the 401(k) Plan on behalf of the participants. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions by employees or by Intuitive Surgical to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by Intuitive Surgical, if any, will be deductible when made.

Limitation of Liability and Indemnification

     Our certificate of incorporation and bylaws provide for the indemnification of our directors from personal liability to the fullest extent not prohibited by Delaware law. Delaware law permits us to eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, including:

     - for any breach of the director's duty of loyalty to Intuitive Surgical or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for any acts under Section 174 of the Delaware General Corporation Law;
       or

     - for any transaction from which the director derives an improper personal benefit.

     Delaware law does not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief including an injunction or rescission, in the event of a breach of a director's fiduciary duty. Delaware law does not alter a director's liability under federal securities laws. In addition, we intend to enter into separate indemnification agreements with our directors and officers that provide each of them indemnification protection in the event our certificate of incorporation and bylaws are subsequently amended. We believe that these provisions and agreements will assist us in attracting and retaining qualified individuals to serve as directors and officers.

                           RELATED PARTY TRANSACTIONS

     The following executive officers, directors and holders of more than five percent of our securities purchased securities in the amounts and as of the dates shown below.

                                                                       SHARES OF CONVERTIBLE PREFERRED STOCK
                                                     -------------------------------------------------------------------------
                                      COMMON STOCK     SERIES A    SERIES B    SERIES C    SERIES D    SERIES E     SERIES F
                                     --------------  ------------  --------   -----------  --------   -----------  -----------
DIRECTORS AND EXECUTIVE OFFICERS
Frederic H. Moll, M.D. ............       1,050,000       150,000      --              --       --             --           --
Lonnie M. Smith....................         700,000            --      --              --       --             --           --
Robert G. Younge...................       1,100,000       100,000      --              --       --             --           --
Russell C. Hirsch, M.D., Ph.D. ....              --            --      --              --       --          6,250        6,250

ENTITIES AFFILIATED WITH DIRECTORS
Mayfield Fund(1)...................         150,000     2,700,000      --         960,000  355,400        125,000      125,000
Morgan Stanley Dean Witter Venture
  Partners(2)......................              --            --      --       1,500,000       --        125,000      125,000

OTHER 5% STOCKHOLDERS
Sierra Ventures V, L.P. ...........              --     2,300,000      --         600,000  125,000        125,000           --
Investor (Guernsey) Limited........              --            --      --              --       --      1,250,000    1,250,000
PaTMarK Company, Inc. .............              --            --      --       1,000,000   37,500      1,250,000           --
Allan G. Lozier....................              --            --      --       1,200,000  116,000        312,500      312,500
Price per Share....................  $0.001 - $0.05         $1.00   $0.10           $5.00    $8.00          $8.00        $9.84
Date(s) of Purchase................    11/95 - 1/97  12/95 - 1/96    1/96     1/97 - 3/97    11/97    7/98 - 5/99         3/00

------------------------

(1) Russell C. Hirsch, M.D., Ph.D., one of our directors, is a general partner of Mayfield Fund.
(2) Scott S. Halsted, one of our directors, is a general partner of Morgan Stanley Dean Witter Venture Partners.

     We have entered into the following agreements with our executive officers, directors, and holders of more than five percent of our voting securities.

     Investor Rights Agreement. Intuitive Surgical and the preferred stockholders described above have entered into an agreement pursuant to which these and other preferred stockholders will have registration rights with respect to their shares of common stock following this offering. Upon the completion of this offering, all shares of our outstanding preferred stock will be automatically converted into an equal number of shares of common stock. For further information on these registration rights, see "Description of Capital Stock -- Registration Rights of Stockholders."

     Stock Options. We have granted Messrs. Kramer, Lawrence and Levy options to purchase common stock in connection with their services as our directors. We have authorized the granting of options to purchase common stock to Mr. Halsted and Dr. Hirsch in connection with their services as our directors. See "Management -- Director Compensation" for a description of these stock option grants.

     Executive Employment Agreement. We have entered into an employment agreement with Lonnie M. Smith, our President and Chief Executive Officer. See "Management -- Employment Arrangements" for a description of this agreement.

     We believe that all of the transactions set forth above were made on terms no less favorable to Intuitive Surgical than could have been obtained from unaffiliated third parties. All future transactions, including loans, between Intuitive Surgical and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to Intuitive Surgical than could be obtained from unaffiliated third parties.

     Indemnification Agreements. We intend to enter into indemnification agreements with our directors and officers for the indemnification of and advancement of expenses to these persons to the full extent permitted by law. We also intend to execute such agreements with our future directors and officers.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2000, and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

     - each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

     - each of the individuals listed on the "Summary Compensation Table" above;

     - each of our directors; and

     - all current directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2000 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

     Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. Percentage of ownership is based on 29,429,264 shares of common stock outstanding on March 31, 2000 and 37,429,264 shares of common stock outstanding after completion of this offering. This table assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated in the footnotes, the address of each of the individuals and entities named below is: c/o Intuitive Surgical, Inc., 1340 W. Middlefield Road, Mountain View, CA 94043.

                                         SHARES OF     SHARES SUBJECT TO     SHARES ISSUABLE           PERCENT OF
                                           COMMON         A RIGHT OF       PURSUANT TO OPTIONS     OUTSTANDING SHARES
                                           STOCK          REPURCHASE       EXERCISABLE WITHIN    ----------------------
                                        BENEFICIALLY   WITHIN 60 DAYS OF       60 DAYS OF        BEFORE THE   AFTER THE
 NAME AND ADDRESS OF BENEFICIAL OWNER     OWNED(1)     MARCH 31, 2000(2)     MARCH 31, 2000       OFFERING    OFFERING
 ------------------------------------   ------------   -----------------   -------------------   ----------   ---------
5% STOCKHOLDERS
Entities affiliated with Mayfield
  Fund(3).............................    4,521,150              --                   --            15.4%        12.1%
Sierra Ventures V, L.P.(4)............    3,150,000              --                   --            10.7          8.4
Investor (Guernsey) Limited(5)........    2,500,000              --                   --             8.5          6.7
PatMarK Company, Inc.(6)..............    2,287,500              --                   --             7.8          6.1
Allan G. Lozier(7)....................    1,941,000              --                   --             6.6          5.2
Entities affiliated with Morgan
  Stanley
  Dean Witter Venture Partners(8).....    1,750,000              --                   --             5.9          4.7
DIRECTORS AND EXECUTIVE OFFICERS
Russell C. Hirsch, M.D., Ph.D.(9).....    4,533,650              --                   --            15.4         12.1
Scott S. Halsted(8)...................    1,750,000              --                   --             5.9          4.7
Frederic H. Moll, M.D. ...............    1,500,000         180,000                   --             5.1          4.0
Robert G. Younge(10)..................    1,298,000         110,000              300,000             4.4          3.4
Lonnie M. Smith(11)...................    1,000,000         296,667                   --             3.4          2.7
Susan K. Barnes.......................      225,000          50,000               25,000               *            *
Richard J. Kramer.....................       20,000              --               20,000               *            *
James A. Lawrence.....................       20,000              --               20,000               *            *
Alan J. Levy, Ph.D. ..................       20,000              --               20,000               *            *
All directors and executive officers
  as a group (9 persons)..............   10,366,650         636,667              385,000            34.8%        27.4%

-------------------------
  *  Less than 1%

 (1) Includes shares of common stock subject to a right of repurchase within 60 days of March 31, 2000 and shares issuable pursuant to options exercisable within 60 days of March 31, 2000.

 (2) The unvested portion of the shares of common stock is subject to a right of repurchase, at the original option exercise price, in the event the holder ceases to provide services to Intuitive Surgical. The option exercise prices range from $0.001 to $0.50.

 (3) Represents (a) 4,194,630 shares held by Mayfield VIII, (b) 220,770 shares held by Mayfield Associates Fund II, and (c) 105,750 shares held by OR Trust. Dr. Hirsch, a director of Intuitive Surgical, is a managing member of the general partner of Mayfield VIII. Dr. Hirsch disclaims beneficial ownership of shares held by such entities except to the extent of his proportionate partnership interest therein. Mayfield Fund is located at 2800 Sand Hill Road, Suite 250, Menlo Park, California 94025.

 (4) Sierra Ventures V, L.P. is located at 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, California 94025.

 (5) Investor (Guernsey) Limited is located at PO Box 626, National Westminster House, Le Tuchot St. Peter Port, Guernsey Channel Islands, GY 1 4PW.

 (6) PaTMarK is located at 700 State Route, 46 East, Batesville, IN 47006.

 (7) Mr. Lozier's address is c/o Lozier Corporation, 6226 Pershing Drive, Omaha, Nebraska 67810.

 (8) Represents 1,596,700 shares held by Morgan Stanley Venture Partners III, L.P. and 153,330 shares held by Morgan Stanley Venture Investors III, L.P. Mr. Halsted, a director of Intuitive Surgical, is a general partner of the general partner of such entities. Mr. Halsted disclaims beneficial ownership of shares held by such entities except to the extent of his proportionate partnership interest therein. Morgan Stanley Dean Witter Ventures Partners is located at 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, California 94025.

 (9) Includes (a) 4,194,630 shares held by Mayfield VIII, (b) 220,770 shares held by Mayfield Associates Fund II, and (c) 105,750 shares held by OR Trust. Dr. Hirsch, a director of Intuitive Surgical, is a managing member of the general partner of Mayfield VIII. Dr. Hirsch disclaims beneficial ownership of shares held by such entities except to the extent of his proportionate partnership interest therein.

(10) Includes 30,000 shares held by Diane Lauren Sotos, Trustee of the Younge Irrevocable Trust fbo Ellen Sotos McCoy dated June 25, 1996 and 3,000 shares held by Arthur G. Closson, Custodian fbo Eric Roy Younge, under the CUTMA, to age 21. Mr. Younge disclaims beneficial ownership of the shares held for the benefit of Ellen Sotos McCoy and Eric Roy Younge.

(11) Includes 200,000 shares held by McKRAM Investors, L.P. Mr. Smith, a partner of McKRAM, disclaims beneficial ownership of shares held by such entity except to the extent of his proportionate partnership interest therein.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, our authorized capital stock will consist of 200 million shares of common stock, $0.001 par value, and five million shares of preferred stock, $0.001 par value.

COMMON STOCK

     As of March 31, 2000, there were 29,429,264 shares of common stock outstanding that were held of record by approximately 213 stockholders after giving effect to the conversion of our preferred stock into common stock at a one-to-one ratio. There will be 37,429,264 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options and warrants, after giving effect to the sale of the shares of common stock offered by this prospectus.

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our board of directors may from time to time determine. Upon liquidation, dissolution or winding up of Intuitive Surgical, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our certificate of incorporation provides that our board of directors will have the authority, without further action by the stockholders, to issue up to five million shares of preferred stock in one or more series. The board will be able to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series. The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of Intuitive Surgical, which could depress the market price of our common stock. We have no present plan to issue any shares of preferred stock.

WARRANTS

     As of March 31, 2000, a warrant to purchase 11,000 shares of common stock was outstanding at an exercise price of $5.00 per share. This warrant expires on April 15, 2003. In April 2000, we issued a warrant to purchase 200,000 shares of common stock at an exercise price of $3.00 per share. This warrant expires in May 2005.

REGISTRATION RIGHTS OF STOCKHOLDERS

     Upon completion of this offering, the holders of 22,764,084 shares of our common stock and a warrant to purchase 200,000 shares of our common stock, or their transferees, will be entitled to rights to register these shares under the Securities Act of 1933. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning approximately six months from the date of the closing of this offering, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders may require us at our expense to register their shares on Form S-3 when this form becomes available. These rights shall terminate on the earlier of five years after the effective date of this offering, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER PROVISIONS

     We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

     Our bylaws provide that candidates for director may be nominated only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. The board may consist of one or more members to be determined from time to time by the board. The board currently consists of seven members divided into three different classes. As a result, only one class of directors will be elected at each annual meeting of stockholders of Intuitive Surgical, with the other classes continuing for the remainder of their respective terms. Between stockholder meetings, the board may appoint new directors to fill vacancies or newly created directorships.

     Our certificate of incorporation requires that upon completion of the offering, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also provides that the authorized number of directors may be changed only by resolution of the board of directors. Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control or our management, which could depress the market price of our common stock.

SECTION 2115 OF THE CALIFORNIA CORPORATIONS CODE

     We are currently subject to Section 2115 of the California Corporations Code. Section 2115 provides that, regardless of a company's legal domicile, provisions of California corporate law including those relating to shareholder rights, election and removal of directors and distributions to shareholders will apply to that company if the company meets the requirements of Section 2115. We will not be subject to Section 2115 if:

     - we are qualified for trading as a national market security on the Nasdaq National Market, and we have at least 800 stockholders of record as of the record date of our most recent annual meeting, or

     - during any income year less than 50% of our outstanding voting securities are held of record by persons having addresses in California.

     Our certificate of incorporation includes a provision requiring cumulative voting for directors whenever Section 2115 of the California Corporations Code applies to us. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Securities Transfer & Trust. Its phone number is (800) 962-4284.

NATIONAL MARKET LISTING

     We have applied to list our common stock on the Nasdaq National Market under the symbol "ISRG."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since no shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of 37,429,264 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options and warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 29,429,264 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

                                          ELIGIBILITY OF RESTRICTED
                                               SHARES FOR SALE
    DAYS AFTER THE EFFECTIVE DATE              IN PUBLIC MARKET                    COMMENT
    -----------------------------      --------------------------------   -------------------------
On Effectiveness.....................                      0              Shares not locked-up and
                                                                          saleable under Rule
                                                                          144(k)
180 days.............................             25,590,896              Lock-up released; shares
                                                                          saleable under Rules 144,
                                                                          144(k) and 701
At various times after 180 days......              3,838,368              Shares saleable under
                                                                          Rules 144, 144(k) and 701

     Additionally, of the 1,810,750 shares issuable upon exercise of options to purchase our common stock outstanding as of March 31, 2000, approximately 863,346 shares will be vested and eligible for sale 180 days after the date of this prospectus.

     Lock-Up Agreements. All of our officers, directors, stockholders and option holders have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date the registration statement of which this prospectus is a part is declared effective. Transfers or dispositions can be made sooner with the prior written consent of Lehman Brothers Inc.

     Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date the registration statement of which this prospectus is a part is declared effective, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding which will equal approximately 374,293 shares immediately after this offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Intuitive Surgical.

     Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. No shares will qualify as "144(k) shares" within 180 days after the date the registration statement, of which this prospectus is a part, is declared effective.

     Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors, other than affiliates, who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell their shares beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period requirements.

     Registration Rights. Upon completion of this offering, the holders of 22,764,084 shares of our common stock and a warrant to purchase 200,000 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration.

     Stock Options. Immediately after this offering, we intend to file a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2000 Equity Incentive Plan, 2000 Non-Employee Directors' Stock Option Plan, and 2000 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statements will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, beginning 180 days after the effective date of the registration statement of which this prospectus is a part.

                                  UNDERWRITING

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Bear, Stearns & Co. Inc., FleetBoston Robertson Stephens Inc., UBS Warburg LLC and Fidelity Capital Markets, a division of National Financial Services Corporation are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

                                                              NUMBER OF
                        UNDERWRITERS                            SHARES
                        ------------                          ----------
Lehman Brothers Inc. .......................................
Bear, Stearns & Co. Inc. ...................................
FleetBoston Robertson Stephens Inc. ........................
UBS Warburg LLC.............................................
Fidelity Capital Markets, a division of National Financial
  Services Corporation......................................
                                                              ----------
  Total.....................................................   8,000,000
                                                              ==========

     The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. It also provides that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that:

     - the representations and warranties made by us to the underwriters are true;

     - there is no material change in the financial markets; and

     - we deliver to the underwriters customary closing documents.

     The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price shown on the cover page of this prospectus. The representatives have also advised us that the underwriters propose to offer the shares of common stock to dealers, who may include the underwriters, at the public offering price less a
selling concession not in excess of $     per share. The underwriters may allow,
and the dealers may reallow, a concession not in excess of $     per share to
brokers and dealers. After completion of the offering, the underwriters may change the offering price and other selling terms.

     We have granted the underwriters an option to purchase up to 1,200,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

     We have agreed that, without the prior consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 180 days from the date of this prospectus. All of our executive officers, directors and substantially all of our stockholders have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 180 days from the date of this prospectus. See "Shares Eligible for Future Sale."

     Before this offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives will consider, among other things and in addition to prevailing market conditions:

     - our historical performance and capital structure;

     - estimates of our business potential and earning prospects;

     - an overall assessment of our management; and

     - the consideration of the above factors in relation to market valuations of companies in related businesses.

     Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter of this offering and will be facilitating electronic distribution through the Internet.

     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "ISRG."

     We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement. We have also agreed to contribute to payments that the underwriters may be required to make for these liabilities.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

     These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it might otherwise be in the absence of these transactions. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which such sale is made.

     Purchasers of the shares of common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

     The underwriters have informed us that they do not intend to confirm the sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them.

     At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale to our officers, directors, employees, consultants and their family members and to our business associates at the assumed initial public offering price set forth on the cover page of this prospectus. Persons employed by us who purchase shares in this offering have agreed with Lehman Brothers Inc. that they will not sell or otherwise transfer any such shares for a period of 90 days following the date of this prospectus. The consultants that may participate in this directed share program provide us with a variety of services, including engineering, programming, finance and administration, recruiting, production and sales and marketing services. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Cooley Godward LLP, Palo Alto, California. As of the date of this prospectus, partners and associates of Cooley Godward LLP own an aggregate of approximately 43,000 shares of our common stock through an investment partnership. The underwriters have been represented by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 1998 and 1999, and for each of the three years ended December 31, 1999, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in this registration statement in reliance on Ernst & Young LLP's report, given based on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement, which term shall include any amendment to the registration statement, on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by our company. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the Registration Statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Commission. For further information with respect to Intuitive Surgical and the common stock offered, reference is made to the registration statement, including the exhibits, and the financial statements and notes filed as a part of the registration statement. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of it, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon the payment of fees prescribed by it. The Securities and Exchange Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

                            INTUITIVE SURGICAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statement of Stockholders' Equity..............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Intuitive Surgical, Inc.

     We have audited the accompanying consolidated balance sheets of Intuitive Surgical, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intuitive Surgical, Inc. as of December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Palo Alto, California                     ERNST & YOUNG LLP
March 8, 2000

                            INTUITIVE SURGICAL, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                               PRO FORMA
                                                                                             STOCKHOLDERS'
                                                            DECEMBER 31,                       EQUITY AT
                                                        --------------------    MARCH 31,      MARCH 31,
                                                          1998        1999        2000           2000
                                                        --------    --------   -----------   -------------
                                                                               (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...........................  $ 10,169    $  4,106    $ 39,046
  Short-term investments..............................    13,051      22,154      15,585
  Accounts receivable.................................        --       2,044       2,780
  Inventories.........................................     1,259       2,861       3,573
  Prepaid expenses....................................       471         581       1,018
                                                        --------    --------    --------
    Total current assets..............................    24,950      31,746      62,002
Property and equipment, net...........................     3,217       2,709       3,079
                                                        --------    --------    --------
                                                        $ 28,167    $ 34,455    $ 65,081
                                                        ========    ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................  $  2,256    $  2,722    $  3,455
  Accrued compensation and employee benefits..........       562       1,325         897
  Warranty provision..................................        --         812         787
  Accrued liabilities.................................       671       1,116       1,254
  Deferred revenue....................................       765       2,130       2,102
  Current portion of notes payable....................       879       1,618       1,781
                                                        --------    --------    --------
    Total current liabilities.........................     5,133       9,723      10,276

Notes payable.........................................     2,438       2,521       2,471
Commitments
Stockholders' equity:
  Preferred stock, 30,000,000 shares authorized,
    $0.001 par value, issuable in series: 26,037,500
    designated as convertible preferred stock,
    16,656,000 and 19,134,375 shares issued and
    outstanding at December 31, 1998 and 1999,
    respectively, 22,728,250 shares issued and
    outstanding at March 31, 2000 (aggregate
    liquidation preference of $129,203 at March 31,
    2000); 5,000,000 shares authorized, none issued
    and outstanding pro forma.........................        17          19          23        $     --
  Common stock, 45,000,000 shares authorized, $0.001
    par value, 6,773,494 and 6,681,848 shares issued
    and outstanding at December 31, 1998 and 1999;
    6,701,014 shares issued and outstanding at March
    31, 2000; 200,000,000 shares authorized,
    29,429,264 issued and outstanding pro forma.......         7           7           7              29
  Additional paid-in capital..........................    78,386      98,508     135,781         135,782
  Deferred compensation...............................    (1,128)       (943)     (3,058)         (3,058)
  Accumulated deficit.................................   (56,732)    (75,147)    (80,179)        (80,179)
  Accumulated other comprehensive income..............        46        (233)       (240)           (240)
                                                        --------    --------    --------        --------
    Total stockholders' equity........................    20,596      22,211      52,334        $ 52,334
                                                        --------    --------    --------        ========
                                                        $ 28,167    $ 34,455    $ 65,081
                                                        ========    ========    ========

See accompanying notes.

                            INTUITIVE SURGICAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                 THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,               MARCH 31,
                                          ----------------------------------   ----------------------
                                            1997        1998         1999        1999         2000
                                          ---------   ---------   ----------   ---------   ----------
                                                                                    (UNAUDITED)
Sales...................................  $      --   $      --   $   10,192   $      --   $    2,933
Cost of sales...........................         --          --        9,273          --        2,532
                                          ---------   ---------   ----------   ---------   ----------
  Gross profit..........................         --          --          919          --          401
Operating costs and expenses:
  Research and development..............     14,282      23,208       11,130       3,963        2,631
  Selling, general and administrative...      4,434       7,565        9,338       1,787        3,138
  Technology license....................      6,000          --           --          --           --
                                          ---------   ---------   ----------   ---------   ----------
     Total operating costs and
       expenses.........................     24,716      30,773       20,468       5,750        5,769
                                          ---------   ---------   ----------   ---------   ----------
Loss from operations....................    (24,716)    (30,773)     (19,549)     (5,750)      (5,368)
Interest income.........................      1,244       1,545        1,540         276          438
Interest expense........................       (130)       (215)        (406)        (87)        (102)
                                          ---------   ---------   ----------   ---------   ----------
Net loss................................  $ (23,602)  $ (29,443)  $  (18,415)  $  (5,561)  $   (5,032)
                                          =========   =========   ==========   =========   ==========
Basic and diluted net loss per common
  share.................................  $  (11.24)  $   (8.14)  $    (3.81)  $   (1.27)  $    (0.90)
                                          =========   =========   ==========   =========   ==========
Shares used in computing basic and
  diluted net loss per common share.....  2,099,605   3,618,867    4,837,465   4,368,915    5,574,495
                                          =========   =========   ==========   =========   ==========
Pro forma basic and diluted net loss per
  common share (unaudited)..............                          $    (0.79)              $    (0.20)
                                                                  ==========               ==========
Shares used in computing pro forma basic
  and diluted net loss per common share
  (unaudited)...........................                          23,330,892               25,301,267
                                                                  ==========               ==========

See accompanying notes.

                            INTUITIVE SURGICAL, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                        PREFERRED STOCK        COMMON STOCK      ADDITIONAL
                                      -------------------   ------------------    PAID-IN       DEFERRED     ACCUMULATED
                                        SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT
                                      ----------   ------   ---------   ------   ----------   ------------   ------------
Balances at December 31, 1996.......   5,912,500    $ 6     3,833,000     $4      $  5,447      $    --        $ (3,687)
Issuance of Series C convertible
  preferred stock, net of issuance
  costs of $51......................   6,000,000      6            --     --        29,943           --              --
Issuance of Series D convertible
  preferred stock, net of issuance
  costs of $75......................   2,125,000      2            --     --        16,923           --              --
Issuance of common stock............          --     --     2,874,853      3           864           --              --
Repurchase of common stock..........          --     --      (113,333)    --            (6)          --              --
Deferred compensation...............          --     --            --     --         3,259       (3,259)             --
Amortization of deferred
  compensation......................          --     --            --     --            --        1,428              --
Net loss............................          --     --            --     --            --           --         (23,602)
                                      ----------    ---     ---------     --      --------      -------        --------
Balances at December 31, 1997.......  14,037,500     14     6,594,520      7        56,430       (1,831)        (27,289)
Issuance of Series E convertible
  preferred stock, net of issuance
  costs of $13......................   2,618,500      3            --     --        20,932           --              --
Issuance of common stock............          --     --       255,060     --           189           --              --
Repurchase of common stock..........          --     --       (76,086)    --           (30)          --              --
Deferred compensation...............          --     --            --     --           865         (865)             --
Amortization of deferred
  compensation......................          --     --            --     --            --        1,568              --
Comprehensive loss:
  Other comprehensive income
    (loss) -- change in unrealized
    gain (loss) on
    available-for-sale securities...          --     --            --     --            --           --              --
  Net loss..........................          --     --            --     --            --           --         (29,443)
Comprehensive loss..................          --     --            --     --            --           --              --
                                      ----------    ---     ---------     --      --------      -------        --------
Balances at December 31, 1998.......  16,656,000     17     6,773,494      7        78,386       (1,128)        (56,732)
Issuance of Series E convertible
  preferred stock, net of issuance
  costs of $544.....................   2,478,375      2            --     --        19,281           --              --
Issuance of common stock............          --     --        79,365     --           265           --              --
Repurchase of common stock..........          --     --      (171,011)    --           (43)          --              --
Deferred compensation...............          --     --            --     --           619         (619)             --
Amortization of deferred
  compensation......................          --     --            --     --            --          804              --
Comprehensive loss:
  Other comprehensive income
    (loss) -- change in unrealized
    gain (loss) on
    available-for-sale securities...          --     --            --     --            --           --              --
  Net loss..........................          --     --            --     --            --           --         (18,415)
Comprehensive loss..................          --     --            --     --            --           --              --
                                      ----------    ---     ---------     --      --------      -------        --------
Balances at December 31, 1999.......  19,134,375     19     6,681,848      7        98,508         (943)        (75,147)
Issuance of Series F convertible
  preferred stock, net of issuance
  costs of $603 (unaudited).........   3,593,875      4            --     --        34,752           --              --
Issuance of common stock
  (unaudited).......................          --     --        25,500     --            69           --              --
Repurchase of common stock
  (unaudited).......................          --     --        (6,334)    --            (9)          --              --
Deferred compensation (unaudited)...          --     --            --     --         2,461       (2,461)             --
Amortization of deferred
  compensation (unaudited)..........          --     --            --     --            --          346              --
Comprehensive loss:
  Other comprehensive income
    (loss) -- change in unrealized
    gain (loss) on
    available-for-sale securities
    (unaudited).....................          --     --            --     --            --           --              --
  Net loss (unaudited)..............          --     --            --     --            --           --          (5,032)
Comprehensive loss (unaudited)......          --     --            --     --            --           --              --
                                      ----------    ---     ---------     --      --------      -------        --------
Balances at March 31, 2000
  (unaudited).......................  22,728,250    $23     6,701,014     $7      $135,781      $(3,058)       $(80,179)
                                      ==========    ===     =========     ==      ========      =======        ========

                                       ACCUMULATED
                                          OTHER           TOTAL
                                      COMPREHENSIVE   STOCKHOLDERS'
                                         INCOME          EQUITY
                                      -------------   -------------
Balances at December 31, 1996.......      $  --         $  1,770
Issuance of Series C convertible
  preferred stock, net of issuance
  costs of $51......................         --           29,949
Issuance of Series D convertible
  preferred stock, net of issuance
  costs of $75......................         --           16,925
Issuance of common stock............         --              867
Repurchase of common stock..........         --               (6)
Deferred compensation...............         --               --
Amortization of deferred
  compensation......................         --            1,428
Net loss............................         --          (23,602)
                                          -----         --------
Balances at December 31, 1997.......         --           27,331
Issuance of Series E convertible
  preferred stock, net of issuance
  costs of $13......................         --           20,935
Issuance of common stock............         --              189
Repurchase of common stock..........         --              (30)
Deferred compensation...............         --               --
Amortization of deferred
  compensation......................         --            1,568
Comprehensive loss:
  Other comprehensive income
    (loss) -- change in unrealized
    gain (loss) on
    available-for-sale securities...         46               46
  Net loss..........................         --          (29,443)
                                                        --------
Comprehensive loss..................         --          (29,397)
                                          -----         --------
Balances at December 31, 1998.......         46           20,596
Issuance of Series E convertible
  preferred stock, net of issuance
  costs of $544.....................         --           19,283
Issuance of common stock............         --              265
Repurchase of common stock..........         --              (43)
Deferred compensation...............         --               --
Amortization of deferred
  compensation......................         --              804
Comprehensive loss:
  Other comprehensive income
    (loss) -- change in unrealized
    gain (loss) on
    available-for-sale securities...       (279)            (279)
  Net loss..........................         --          (18,415)
                                                        --------
Comprehensive loss..................         --          (18,694)
                                          -----         --------
Balances at December 31, 1999.......       (233)          22,211
Issuance of Series F convertible
  preferred stock, net of issuance
  costs of $603 (unaudited).........         --           34,756
Issuance of common stock
  (unaudited).......................         --               69
Repurchase of common stock
  (unaudited).......................         --               (9)
Deferred compensation (unaudited)...         --               --
Amortization of deferred
  compensation (unaudited)..........         --              346
Comprehensive loss:
  Other comprehensive income
    (loss) -- change in unrealized
    gain (loss) on
    available-for-sale securities
    (unaudited).....................         (7)              (7)
  Net loss (unaudited)..............         --           (5,032)
                                                        --------
Comprehensive loss (unaudited)......         --           (5,039)
                                          -----         --------
Balances at March 31, 2000
  (unaudited).......................      $(240)        $ 52,334
                                          =====         ========

See accompanying notes.

                            INTUITIVE SURGICAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                                       THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,             MARCH 31,
                                                   --------------------------------    ------------------
                                                     1997        1998        1999       1999       2000
                                                   --------    --------    --------    -------    -------
                                                                                          (UNAUDITED)
OPERATING ACTIVITIES
Net loss.........................................  $(23,602)   $(29,443)   $(18,415)   $(5,561)   $(5,032)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation...................................       706       1,268       1,439        369        385
  Amortization of deferred compensation..........     1,428       1,568         804        242        346
  Issuance of common stock for technology........        --          --         150         --         --
Changes in operating assets and liabilities:
  Accounts receivable............................        --          --      (2,044)        --       (736)
  Inventories....................................        --      (1,259)     (1,602)    (1,029)      (712)
  Prepaid expenses...............................      (126)       (275)       (110)      (101)      (437)
  Accounts payable...............................     1,339         445         466        450        733
  Accrued compensation and employee benefits.....       235         327         763        (21)      (428)
  Warranty provision.............................        --          --         812         --        (25)
  Accrued liabilities............................     5,095      (4,471)        445         28        138
  Deferred revenue...............................        --         765       1,365        410        (28)
                                                   --------    --------    --------    -------    -------
Net cash used in operating activities............   (14,925)    (31,075)    (15,927)    (5,213)    (5,796)

INVESTING ACTIVITIES
Capital expenditures.............................    (2,785)     (1,681)       (931)      (309)      (755)
Purchases of short-term investments..............   (26,254)    (47,811)    (38,292)    (1,006)        --
Proceeds from sales and maturities of short-term
  investments....................................    10,614      50,446      28,910      3,021      6,562
                                                   --------    --------    --------    -------    -------
Net cash provided by (used in) investing
  activities.....................................   (18,425)        954     (10,313)     1,706      5,807

FINANCING ACTIVITIES
Net proceeds from issuance of convertible
  preferred stock................................    46,874      20,935      19,283     16,692     34,756
Proceeds from issuance of common stock...........       861         189         115          8         69
Repurchase of common stock.......................        --         (30)        (43)       (26)        (9)
Proceeds from notes payable......................     1,359       2,644       2,000         --        500
Repayment of notes payable.......................      (204)       (482)     (1,178)      (211)      (387)
                                                   --------    --------    --------    -------    -------
Net cash provided by financing activities........    48,890      23,256      20,177     16,463     34,929
                                                   --------    --------    --------    -------    -------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS....................................    15,540      (6,865)     (6,063)    12,956     34,940
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD.........................................     1,494      17,034      10,169     10,169      4,106
                                                   --------    --------    --------    -------    -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.......  $ 17,034    $ 10,169    $  4,106    $23,125    $39,046
                                                   ========    ========    ========    =======    =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid..................................  $    130    $    190    $    397    $   117    $   106
                                                   ========    ========    ========    =======    =======

See accompanying notes.

                            INTUITIVE SURGICAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

     Intuitive Surgical, Inc., formerly Intuitive Surgical Devices, Inc. (the "Company") was incorporated in Delaware on November 9, 1995 and is engaged in the development, manufacture and marketing of products designed to provide the flexibility of open surgery while operating through ports. To date, the Company has been engaged primarily in researching, developing, testing, commercializing and pursuing regulatory clearances for its products. In 1999, the Company began to manufacture, market and sell its products in Europe and the United States. The Company expects to expend substantial additional funds and continue to incur significant operating losses for at least the next two years as it continues to fund clinical trials in support of regulatory approvals, expands research and development activities, establishes commercial-scale manufacturing capabilities and expands sales and marketing activities.

Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity from date of purchase of three months or less to be cash equivalents for the purpose of balance sheet and statement of cash flows presentation. The carrying value of cash and cash equivalents approximates market value at December 31, 1998 and 1999 and March 31, 2000.

Short-Term Investments

     All short-term investments are classified as available-for-sale and therefore carried at fair value. The Company views its available-for-sale portfolio as available for use in its current operations. Accordingly, the Company has classified all investments as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date. Available-for-sale securities are stated at fair value based upon quoted market prices of the securities. Unrealized gains and losses on such securities, when material, are reported as a separate component of stockholders' equity. Realized gains and losses, net, on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Concentrations of Risk

     Financial instruments which subject the Company to potential credit risk consist of its cash equivalents, short-term investments and accounts receivable. The Company invests with high credit quality financial institutions. The Company believes the financial risks associated with these financial instruments are minimal. For the year ended December 31, 1999, two customers, A and B, each accounted for 16% of total sales. For the three months ended March 31, 2000, four customers, A, B, C and D, accounted for 28%, 22%, 14% and 30% of total sales, respectively. The Company extends

                            INTUITIVE SURGICAL, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) reasonably short collection terms but does not require collateral. The Company provides reserves for potential credit losses but has not experienced significant losses to date.

     The Company's da Vinci(TM) Surgical System and related instruments and accessories have accounted for all of the Company's sales for the year ended December 31, 1999 and the three months ended March 31, 2000. The Company currently purchases key parts and components used to manufacture its products from limited sources of supply.

Inventories

     Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value.

Property and Equipment

     Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, generally three to five years. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," impairment losses on long-lived assets used in operations would be recorded when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

Warranty Provision

     The Company's standard policy is to warrant all shipped systems against defects in design, materials and workmanship by replacing failed parts during the first year of ownership. The warranty provision is reduced by the cost of the replacement parts and labor over the warranty period. Estimated expenses for warranty obligations are accrued as revenue is recognized and are included in cost of sales.

Research and Development

     Research and development costs, which include clinical and regulatory costs, are expensed to operations as incurred in accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs."

Technology License

     In 1997, the Company expensed $6.0 million in conjunction with technology obtained from IBM. This arrangement with IBM specifically limits the Company's application of the technology to products used in surgery. Since none of the Company's products had received regulatory approval, and the Company had no alternate future use for the technology, this amount was expensed when incurred.

                            INTUITIVE SURGICAL, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Stock-Based Compensation

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations ("APB 25") in accounting for its stock option grants and rights to purchase restricted stock to employees and directors with an exercise price equal to or in excess of the fair value of the shares at the date of grant. The Company accounts for stock awards granted to non-employees in accordance with SFAS No. 123 and related interpretations. (See Note 9)

Revenue Recognition

     The Company recognizes system revenue upon installation for direct sales and upon shipment for sales to our distributors. If substantial contractual obligations exist after system installation, revenue is recognized after such obligations are fulfilled. Distributors do not have price protection or return rights. The Company recognizes revenue for instruments and accessories upon shipment. Amounts are billed in accordance with the terms of the underlying sales agreement. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheet.

Advertising

     The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 1997, 1998 and 1999, and the three months ended March 31, 2000 totaled $78,000, $155,000, $448,000 and $390,000, respectively.

Segment Disclosures

     The company operates in one segment, the development and marketing of products designed to provide the flexibility of open surgery while operating through ports. For the year ended December 31, 1999, sales to Europe and the U.S. accounted for 75% and 25% of total sales, respectively. For the three months ended March 31, 2000, sales to Europe and the U.S. accounted for 34% and 66% of total sales, respectively. Sales in the U.S. included sales to the Company's Japanese distributor's U.S. subsidiary, which represented 16% and 22% of total sales for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively.

                            INTUITIVE SURGICAL, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") which, as amended, is required to be adopted in years beginning after June 15, 2000. Because the Company does not use derivatives, management does not anticipate that the adoption of SFAS 133 will have a significant effect on the results of operations, financial position or cash flows of the Company.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes some areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its current revenue recognition principles comply with SAB 101.

Unaudited Interim Financial Information

     The financial information at March 31, 2000 and for the three months ended March 31, 1999 and 2000 is unaudited but includes all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results of the March 31, 2000 period are not necessarily indicative of the results for the entire fiscal year or future periods.

Unaudited Pro Forma Stockholders' Equity

     In March 2000, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering contemplated by the Company is consummated, all of the preferred stock outstanding will automatically be converted into 22,728,250 shares of common stock. Unaudited pro forma stockholders' equity at March 31, 2000, as adjusted for the assumed conversion of preferred stock outstanding at March 31, 2000, is set forth in the accompanying consolidated balance sheet.

 2. NET LOSS PER SHARE

     Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period less shares subject to repurchase. Pro forma basic and diluted net loss per share, as presented in the statements of operations, have been computed as described above and also give effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance. To date, the Company has not had any issuances of shares for nominal consideration as that term is used in the Securities and Exchange Commission's Staff Accounting Bulletin No. 98, "Earnings Per Share."

                            INTUITIVE SURGICAL, INC.

 2. NET LOSS PER SHARE (CONTINUED)
     The following table presents the calculation of basic and diluted net loss per share and pro forma basic and diluted net loss per share (in thousands, except share and per share amounts):

                                                                                THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                   MARCH 31,
                                   ---------------------------------------   -------------------------
                                      1997          1998          1999          1999          2000
                                   -----------   -----------   -----------   -----------   -----------
                                                                                    (UNAUDITED)
Numerator used for basic and
  diluted net loss per common
  share..........................  $   (23,602)  $   (29,443)  $   (18,415)  $    (5,561)  $    (5,032)
                                   ===========   ===========   ===========   ===========   ===========
Denominator used for basic and
  diluted net loss per common
  share:
  Weighted-average shares
    outstanding..................    5,173,024     6,800,736     6,729,580     6,758,628     6,691,431
  Weighted-average shares subject
    to repurchase................   (3,073,419)   (3,181,869)   (1,892,115)   (2,389,713)   (1,116,936)
                                   -----------   -----------   -----------   -----------   -----------
                                     2,099,605     3,618,867     4,837,465     4,368,915     5,574,495
                                   ===========   ===========   ===========   ===========   ===========
Basic and diluted net loss per
  common share...................  $    (11.24)  $     (8.14)  $     (3.81)  $     (1.27)  $     (0.90)
                                   ===========   ===========   ===========   ===========   ===========
Shares used in computing pro
  forma basic and diluted net
  loss per common share
  (unaudited):
  Shares used above..............                                4,837,465                   5,574,495
  Pro forma adjustment to reflect
    weighted effect of the
    assumed conversion of
    preferred stock
    (unaudited)..................                               18,493,427                  19,726,772
                                                               -----------                 -----------
                                                                23,330,892                  25,301,267
                                                               ===========                 ===========
Pro forma basic and diluted net
  loss per common share
  (unaudited)....................                              $     (0.79)                $     (0.20)
                                                               ===========                 ===========
Potentially dilutive securities
  excluded from diluted net loss
  per share computation because
  they are anti-dilutive.........   18,561,334    20,263,030    26,940,981    24,374,656    25,551,865
                                   ===========   ===========   ===========   ===========   ===========

                            INTUITIVE SURGICAL, INC.

3. AVAILABLE-FOR-SALE SECURITIES

     The following summarizes available-for-sale securities included in cash and cash equivalents and short-term investments as of the respective dates (in thousands):

                                                                 DECEMBER 31, 1999
                                                       --------------------------------------
                                                       AMORTIZED      UNREALIZED       FAIR
                                                         COST       HOLDING LOSSES     VALUE
                                                       ---------    --------------    -------
Time deposits........................................   $    67         $  --         $    67
U.S. corporate debt..................................    14,687           (92)         14,595
Government debt......................................     3,000          (141)          2,859
Other debt securities................................     4,700            --           4,700
                                                        -------         -----         -------
                                                        $22,454         $(233)        $22,221
                                                        =======         =====         =======
Reported as:
  Cash equivalents...................................   $    67         $  --         $    67
  Short-term investments.............................    22,387          (233)         22,154
                                                        -------         -----         -------
                                                        $22,454         $(233)        $22,221
                                                        =======         =====         =======

                                                                  DECEMBER 31, 1998
                                                        -------------------------------------
                                                        AMORTIZED     UNREALIZED       FAIR
                                                          COST       HOLDING GAINS     VALUE
                                                        ---------    -------------    -------
Time deposits.........................................   $    50          $--         $    50
U.S. corporate debt...................................    11,990           45          12,035
Government debt.......................................     6,600            1           6,601
Other debt securities.................................     1,285           --           1,285
                                                         -------          ---         -------
                                                         $19,925          $46         $19,971
                                                         =======          ===         =======
Reported as:
  Cash equivalents....................................   $ 6,920          $--         $ 6,920
  Short-term investments..............................    13,005           46          13,051
                                                         -------          ---         -------
                                                         $19,925          $46         $19,971
                                                         =======          ===         =======

     As of December 31, 1999, the average duration of securities in the portfolio was less than one year.

     Proceeds from the sale of available-for-sale securities were approximately $2.0 million, $2.0 million, and $0.9 million for the years ended December 31, 1997, 1998 and 1999. Realized gross gains and losses from the sale of these securities were not significant.

                            INTUITIVE SURGICAL, INC.

 4. INVENTORIES

     Inventories consist of the following (in thousands):

                                       DECEMBER 31,
                                     ----------------    MARCH 31,
                                      1998      1999       2000
                                     ------    ------    ---------
Raw materials......................  $  276    $1,147     $1,420
Work-in-process....................     158       619      1,228
Finished goods.....................     825     1,095        925
                                     ------    ------     ------
                                     $1,259    $2,861     $3,573
                                     ======    ======     ======

 5. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Computer equipment..........................................  $ 1,697    $ 1,833
Laboratory/manufacturing equipment..........................    1,134      1,426
Office furniture/equipment..................................      704        816
Leasehold improvements......................................      962      1,220
Software....................................................      867      1,000
                                                              -------    -------
                                                                5,364      6,295
Less accumulated depreciation...............................   (2,147)    (3,586)
                                                              -------    -------
                                                              $ 3,217    $ 2,709
                                                              =======    =======

     At December 31, 1999, the Company has granted to third parties interests in specific property and equipment as part of equipment financing arrangements. (See Note 8.)

 6. EMPLOYEE BENEFIT PLAN

     Effective May 1, 1996, the Company established a defined contribution retirement plan (the "Plan") with 401(k) plan features. All U.S. employees who are at least 21 years of age are eligible to participate. Contributions of up to 15% of compensation may be made by employees to the Plan through salary withholdings. Employer contributions are made solely at the Company's discretion. No employer contributions were made to the Plan for the years ended December 31, 1997, 1998 and 1999.

 7. COMMITMENTS AND CONTINGENCIES

Lease Commitments

     The Company leases office space in Mountain View, California. This facility is leased through February 2002 and is accounted for as an operating lease. This lease includes an option to extend the lease for an additional three-year term. Rent expense was approximately $586,000, $825,000 and $882,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

                            INTUITIVE SURGICAL, INC.

 7. COMMITMENTS AND CONTINGENCIES (CONTINUED)
     Future minimum rental commitments under the operating leases as of December 31, 1999 are as follows (in thousands):

2000....................................................  $  855
2001....................................................     855
2002....................................................      65
                                                          ------
                                                          $1,775
                                                          ======

     Rental income from a sublease was approximately $226,000 and $244,000 for the years ended December 31, 1998 and 1999, respectively. There was no rental income in 1997. This sublease expires in July 2000.

Contingencies

     The arrangement entered into with IBM in December 1997 also provides for payments of $1.0 million each upon the Company reaching revenue milestones, as defined, of $25.0 million and $50.0 million. Each $1.0 million payment is due and payable after the end of the fiscal year in which the cumulative total of all sales of products and services in that year meet the revenue milestone. Both payments may become due in the same year. The $1.0 million payments will be expensed ratably over the revenue period they pertain to, beginning in the period that it becomes evident that the revenue milestones will be met. Other than described, no further payments are required under this arrangement.


     The Company is subject to legal proceedings and claims that arise in the normal course of its business. The Company cannot assure that it will prevail in these matters nor can it assure that any remedy could be reached on commercially available terms, if at all. Due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of these matters at this time and, therefore, cannot estimate the range of possible loss.

                            INTUITIVE SURGICAL, INC.

 8. NOTES PAYABLE

     Notes payable consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                               -----------------
                                                                1998      1999
                                                               ------    -------
Note payable, due in monthly installments through April 1,
  2001; interest rate at 13.8% at December 31, 1999........    $  897    $   602
Note payable, due in monthly installments through August 1,
  2001; interest rate at 12.1% at December 31, 1999........       504        355
Note payable, due in monthly installments through June 1,
  2002; interest rate at 9.0% at December 31, 1999.........       958        739
Note payable, due in monthly installments through June 1,
  2002; interest rate at 9.0% at December 31, 1999.........       958        739
Note payable, due in monthly installments through July 1,
  2002; interest rate at 9.9% at December 31, 1999.........        --      1,240
Note payable, due in monthly installments through November
  1, 2002; interest rate at 10.2% at December 31, 1999.....        --        464
                                                               ------    -------
                                                                3,317      4,139
Less current portion.......................................      (879)    (1,618)
                                                               ------    -------
                                                               $2,438    $ 2,521
                                                               ======    =======

     Notes payable are collateralized by fixed assets specified under each agreement. Assets collateralized under these agreements total $4.0 million and $6.4 million at December 31, 1998 and 1999, respectively. Certain of the notes payable by the Company contain covenants pertaining to profitability levels and certain other financial ratios. As of December 31, 1999, the Company is in compliance with all covenants. Principal maturities of notes payable at December 31, 1999 are as follows (in thousands): 2000 -- $1.6 million; 2001 -- $1.7 million; and 2002 -- $0.8 million. In March 2000, the Company issued a note payable of $500,000 for additional equipment financing on substantially similar terms.

     The fair value of notes payable is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying values of these obligations approximate their respective fair values as of December 31, 1998 and 1999.

 9. STOCKHOLDERS' EQUITY

     At December 31, 1999, the Company was authorized to issue up to 30,000,000 shares of convertible preferred stock, issuable in series, with the rights and preferences of each designated series to be determined by the Company's Board of Directors. The outstanding shares of convertible preferred stock automatically convert into common stock upon the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $10.0 million in gross proceeds and the price per share is at least $10.00 as adjusted for stock splits, recapitalization and the like, or at the election of the holders of at least 75% of the then outstanding shares of convertible preferred stock.

                            INTUITIVE SURGICAL, INC.

 9. STOCKHOLDERS' EQUITY (CONTINUED)
Convertible Preferred Stock

     Convertible preferred stock at December 31, 1999 is as follows:

                                                   SHARES
                                                 ISSUED AND     PAR                    LIQUIDATION
                                    DESIGNATED   OUTSTANDING   VALUE    NET PROCEEDS   PREFERENCE
                                    ----------   -----------   ------   ------------   -----------
Series A convertible..............   5,442,500    5,442,500    $0.001   $ 5,389,499    $ 5,442,500
Series B convertible..............     470,000      470,000     0.001        41,750         47,000
Series C convertible..............   6,000,000    6,000,000     0.001    29,948,787     30,000,000
Series D convertible..............   2,125,000    2,125,000     0.001    16,924,873     17,000,000
Series E convertible..............   6,000,000    5,096,875     0.001    40,218,071     40,775,000
Series F convertible..............   6,000,000           --     0.001            --             --
                                    ----------   ----------             -----------    -----------
                                    26,037,500   19,134,375             $92,522,980    $93,264,500
                                    ==========   ==========             ===========    ===========

     During the three months ended March 31, 2000, the Company issued 3,593,875 shares of Series F convertible preferred stock, upon exercise of warrants at a weighted-average exercise price of $9.84 per share, for net proceeds of $34.8 million. These shares are outstanding at March 31, 2000 and have an aggregate liquidation preference of $35.9 million.

     Each share of Series A, B, C, D, E and F convertible preferred stock is convertible, at the option of the holder, into common stock on a one-for-one basis, subject to certain adjustments for dilution, if any, resulting from future stock issuances.

     The Series A, B, C, D, E and F convertible preferred stockholders are entitled to noncumulative dividends, before and in preference to any dividends paid on common stock, at the rate of 8% of the original issuance price per annum on each outstanding share of preferred stock as adjusted for stock splits, recapitalization and the like. Dividends will be paid only when and if declared by the Board of Directors out of legally available funds. No dividends have been declared through March 31, 2000.

     The Series A, B, C, D, E and F convertible preferred stockholders are entitled to receive, upon liquidation, dissolution or winding up of the Company, an amount per share equal to the original issuance price, plus all declared but unpaid dividends. Thereafter, the remaining assets and funds, if any, shall be distributed pro rata among the common stockholders. If the assets or property were not sufficient to allow full payment to the Series A, B, C, D, E and F stockholders, the available assets or property shall be distributed ratably among the Series A, B, C, D, E and F stockholders.

     The Series A, B, C, D, E and F convertible preferred stockholders have voting rights equal to the shares of common stock issuable upon conversion.

                            INTUITIVE SURGICAL, INC.

 9. STOCKHOLDERS' EQUITY (CONTINUED)
Common Stock

     The Company has reserved the following shares of common stock for the conversion of preferred stock, the exercise of warrants, and the issuance of options and rights granted under the Company's stock option plan as of follows:

                                     DECEMBER 31,    MARCH 31,
                                         1999           2000
                                     ------------    ----------
Convertible preferred stock........   19,134,375     22,728,250
Warrants...........................    5,107,875         11,000
Stock option plan..................    1,670,722      2,145,222
                                      ----------     ----------
                                      25,912,972     24,884,472
                                      ==========     ==========

     The Company has previously issued shares of common stock which are subject to the Company's right to repurchase at the original issuance price upon the occurrence of certain events as defined in the agreements relating to the sale of such stock. As of December 31, 1997, 1998 and 1999 and March 31, 2000, shares subject to repurchase were 3,523,425, 2,559,530, 1,232,006 and 1,001,865, respectively.

Warrants

     In April 1997, in connection with one of the notes payable discussed in
Note 8, the Company issued a warrant to purchase 11,000 shares of common stock at an exercise price of $5.00. The warrant, which is currently exercisable, expires in April 2003. The fair value of the warrant was not material at the issuance date.

     In conjunction with the issuance of the Series E convertible preferred stock, the Company issued to each purchaser a warrant to purchase shares of Series F convertible preferred stock at a price initially equal to $8.00 per preferred share. Warrants to purchase 5,096,875 shares of Series F convertible preferred stock were issued. The exercise price shall increase on every subsequent one-month anniversary of the issuance date by $0.1667 per month up to a maximum exercise price of $10.00 per preferred share ($9.50 as of December 31, 1999). These warrants are exercisable through March 2000. During the three months ended March 31, 2000, warrants to purchase 3,593,875 shares of Series F convertible preferred stock were exercised at a weighted-average exercise price of $9.84 per share for net proceeds of $34.8 million.

Stock Option Plans

     In January 1996, the Board of Directors adopted, and the stockholders approved, the 1996 Equity Incentive Plan (the "1996 Plan") under which employees, consultants and directors may be granted Incentive Stock Options ("ISOs") and Nonstatutory Stock Options ("NSOs") to purchase shares of the Company's common stock. The 1996 Plan permits ISOs to be granted at an exercise price not less than the fair value on the date of grant and NSOs at an exercise price not less than 85% of the fair value on the date of grant. Options granted under the 1996 Plan generally expire 10 years from the date of grant and become exercisable upon grant subject to repurchase rights in favor of the Company until vested. Options generally vest 12.5% upon completion of 6 months service and 1/48 per month thereafter; however, options may be granted with different vesting terms as

                            INTUITIVE SURGICAL, INC.

 9. STOCKHOLDERS' EQUITY (CONTINUED)
determined by the Board of Directors. A total of 4,340,000 shares of common stock have been authorized for issuance pursuant to the 1996 Plan as of December 31, 1999. In March 2000, the Company reserved an additional 500,000 shares under the 1996 Plan.

     In March 2000, the Board of Directors adopted the 2000 Equity Incentive Plan which takes effect upon the closing of the Company's initial public offering. The Company has reserved an additional 5,160,000 shares under this plan. This plan is an amendment and restatement of the 1996 Plan. Also in March 2000, the Board of Directors adopted the 2000 Non-Employee Directors' Stock Option Plan and the 2000 Employee Stock Purchase Plan. The Company has reserved 300,000 and 1,000,000 shares for issuances under these plans, respectively. These plans will also be effective upon the closing of the Company's initial public offering.

     Option activity under the 1996 Plan was as follows:

                                                            OPTIONS OUTSTANDING
                                                        ----------------------------
                                                                        WEIGHTED-
                                                        NUMBER OF        AVERAGE
                                                          SHARES      EXERCISE PRICE
                                                        ----------    --------------
Balance as of December 31, 1996.....................       398,000        $0.05
  Granted...........................................     2,485,950        $0.56
  Exercised.........................................    (1,889,853)       $0.39
  Canceled..........................................        (4,688)       $0.66
                                                        ----------
Balance as of December 31, 1997.....................       989,409        $0.68
  Granted...........................................       392,750        $2.33
  Exercised.........................................      (245,060)       $0.65
  Canceled..........................................      (100,599)       $1.71
                                                        ----------
Balance as of December 31, 1998.....................     1,036,500        $1.21
  Granted...........................................       641,050        $3.00
  Exercised.........................................       (29,365)       $2.21
  Canceled..........................................      (181,460)       $1.82
                                                        ----------
Balance as of December 31, 1999.....................     1,466,725        $1.90
  Granted...........................................       373,850        $3.00
  Exercised.........................................       (25,500)       $2.71
  Canceled..........................................        (4,325)       $2.80
                                                        ----------
Balance as of March 31, 2000........................     1,810,750        $2.11
                                                        ==========

                            INTUITIVE SURGICAL, INC.

 9. STOCKHOLDERS' EQUITY (CONTINUED)
     The following table summarizes information concerning options outstanding and vested as of the respective dates:

                                                       MARCH 31, 2000
                     ----------------------------------------------------------------------------------
                                    OPTIONS OUTSTANDING                  OPTIONS OUTSTANDING AND VESTED
                     -------------------------------------------------   ------------------------------
                                   WEIGHTED-AVERAGE                        NUMBER
     EXERCISE          NUMBER         REMAINING       WEIGHTED-AVERAGE   OUTSTANDING   WEIGHTED-AVERAGE
      PRICES         OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    AND VESTED     EXERCISE PRICE
     --------        -----------   ----------------   ----------------   -----------   ----------------
$0.05..............       5,000          6.10              $0.05                --          $0.05
$0.50..............     528,650          7.20              $0.50           346,435          $0.50
$1.50..............     178,900          7.70              $1.50           109,952          $1.50
$3.00..............   1,098,200          9.50              $3.00           140,106          $3.00
                      ---------                                            -------
$0.05-$3.00........   1,810,750          8.70              $2.11           596,493          $1.27
                      =========                                            =======

                                                     DECEMBER 31, 1999
                     ----------------------------------------------------------------------------------
                                    OPTIONS OUTSTANDING                  OPTIONS OUTSTANDING AND VESTED
                     -------------------------------------------------   ------------------------------
                                   WEIGHTED-AVERAGE                        NUMBER
     EXERCISE          NUMBER         REMAINING       WEIGHTED-AVERAGE   OUTSTANDING   WEIGHTED-AVERAGE
      PRICES         OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    AND VESTED     EXERCISE PRICE
     --------        -----------   ----------------   ----------------   -----------   ----------------
$0.05..............       5,000          6.30              $0.05                --          $0.05
$0.50..............     528,650          7.40              $0.50           307,685          $0.50
$1.50..............     184,475          7.90              $1.50           103,658          $1.50
$3.00..............     748,600          9.50              $3.00            80,730          $3.00
                      ---------                                            -------
$0.05-$3.00........   1,466,725          8.50              $1.90           492,073          $1.12
                      =========                                            =======

     Under the 1996 Plan, the Company may also grant rights to purchase restricted stock. Terms and conditions of these rights are determined by the Board of Directors. However, no right shall be granted at an exercise price which is less than 85% of the fair value of the Company's common stock on the date of grant. Exercise of these share purchase rights are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. These provisions give the Company the right to repurchase the shares at the original purchase price of the stock. The right expires at a rate determined by the Board of Directors, generally at a rate of 12.5% after 6 months and 1/48 per month thereafter. For the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000, the Company issued 2,585,950, 402,750, 691,050 and 373,850 shares under the 1996 Plan at a weighted-average exercise price of $0.56, $2.33, $3.00 and $3.00, respectively. For the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000, the Company repurchased 113,333, 76,086, 117,677 and 6,334 shares under the 1996 Plan.

     As of December 31, 1999 and March 31, 2000, 203,997 and 334,472 shares were available for future grant under the 1996 Plan.

     For the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000, the Company recorded deferred stock compensation of $3,259,000, $865,000, $619,000 and $2,461,000, respectively, representing the difference between the exercise price and the fair value for accounting purposes of the Company's common stock on the date such options were

                            INTUITIVE SURGICAL, INC.

 9. STOCKHOLDERS' EQUITY (CONTINUED)
granted. For the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000, the Company recorded amortization of deferred stock compensation of $1.4 million, $1.6 million, $0.8 million and $0.3 million, respectively. As of December 31, 1999 and March 31, 2000, the Company had $0.9 million and $3.1 million of remaining unamortized deferred compensation. Such amount is included as a reduction of stockholders' equity and is being amortized over the vesting period of the underlying options using a graded-vesting method.

Stock-Based Compensation

     Pro forma information regarding net loss is required by SFAS No. 123, as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

     For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The weighted-average fair value of these options was $1.41, $2.53, $1.37 and $7.31 for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000, respectively. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model and a graded-vesting approach using the following weighted-average assumptions for 1997, 1998 and 1999 and for the three months ended March 31, 2000, respectively: risk-free interest rate of 6.5%, 5.5%, 5.9% and 5.9%, a weighted-average expected option life of 2.16, 2.50, 2.50 and 2.50 years; no volatility and no annual dividends. The Company's pro forma net loss was $23.7 million, $29.7 million, $18.7 million and $5.1 million for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000, respectively. The Company's pro forma net loss per share was $11.29, $8.21, $3.87 and $0.91 for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000, respectively. Future pro forma results of operations may be materially different from amounts reported as future years will include the effects of additional stock option grants.

                            INTUITIVE SURGICAL, INC.

10. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                         DECEMBER 31,
                                                      ------------------
                                                       1998       1999
                                                      -------    -------
Deferred tax assets:
  Net operating loss carryforwards..................  $13,500    $16,100
  Research credits..................................    1,600      2,000
  Capitalized research and development..............       --      1,600
  Expenses not currently deductible.................    8,000      9,400
                                                      -------    -------
          Total.....................................   23,100     29,100
Valuation allowance.................................  (23,100)   (29,100)
                                                      -------    -------
                                                      $    --    $    --
                                                      =======    =======

     Realization of deferred tax assets is dependent upon future earnings the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $9.8 million and $11.7 million during the years ended December 31, 1997 and 1998, respectively.

     As of December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $44.8 million, which expire in the years 2010 through 2019. The Company also had net operating loss carryforwards for state income tax purposes of approximately $13.8 million, which expire in the years 2003 through 2004. The Company also had federal and state research credit carryforwards of $2.0 million.

     Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

11. OTHER EVENTS SUBSEQUENT TO THE AUDITOR'S REPORT (UNAUDITED)

     In April 2000, the Company entered into an agreement with Heartport, Inc. to exclusively license a number of Heartport's patents in exchange for cash of $3.0 million and a warrant to purchase 200,000 shares of common stock at an exercise price of $3.00 per share. In accordance with EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," the value of this warrant was estimated using the Black-Scholes option pricing model with the following assumptions: stock price on the date of grant of $9.90 per share, risk-free interest rate of 6.5%, contractual life of 5 years, volatility of 0.75 and no dividend yield. The Company anticipates that a charge of approximately $5.0 million will be capitalized as a result of this agreement which will be amortized over the estimated useful life of the patents.


     On May 10, 2000, Computer Motion, Inc. filed a lawsuit in United States District Court for the Central District of California (Case No. CV00-4988 CBM) alleging that by making, using, selling or

                            INTUITIVE SURGICAL, INC.

11. OTHER EVENTS SUBSEQUENT TO THE AUDITOR'S REPORT (UNAUDITED) (CONTINUED)


offering for sale the Company's da Vinci Surgical System, the Company is infringing United States Patent Numbers 5,524,180, 5,878,193, 5,762,458, 6,001,108, 5,815,640, 5,907,664 and 5,855,583 in willful disregard of Computer
Motion's patent rights. These patents concern methods and devices for conducting various aspects of robotic surgery. The Computer Motion action seeks damages based upon the making, using, selling and offering for sale of the Company's products and processes, and seeks to enjoin the Company's continued activities relating to these products. This action subjects the Company to potential liability for damages, including treble damages, and could require the Company to cease making, using or selling the affected products, or to obtain a license in order to continue to manufacture, use or sell the affected products. While the Company believes it has meritorious defenses to this action, the Company cannot assure that it will prevail in this action, nor can it assure that any license required would be made available on commercially acceptable terms, if at all. Failure to successfully defend itself against the Computer Motion action could harm the Company's business, financial condition and operating results. Due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of this matter at this time and, therefore, cannot estimate the range of possible loss.



     Beginning in May 1999, the Company requested that the U.S. Patent and Trademark Office declare interferences between some of the Company's exclusively licensed patent applications and five of Computer Motion's U.S. patents. An interference is a proceeding within the U.S. Patent and Trademark Office to resolve questions regarding who was the first to invent the subject matter of a patent and/or a patent application. All five of Computer Motion's patents were issued by the U.S. Patent and Trademark Office without consideration of the exclusively-licensed and earlier-filed patent applications on which the Company now relies to request the interferences. All five of Computer Motion's patents subject to the Company's requests for interference are included in Computer Motion's May 2000 suit for patent infringement.

                                8,000,000 SHARES

                                 INTUITIVE LOGO

                                  COMMON STOCK

                            -----------------------
                                   PROSPECTUS
                                            , 2000
                            -----------------------

                                LEHMAN BROTHERS
                            BEAR, STEARNS & CO. INC.
                               ROBERTSON STEPHENS
                                UBS WARBURG LLC
                            FIDELITY CAPITAL MARKETS
             a division of National Financial Services Corporation

                                      LOGO

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.

  SEC registration fee......................................  $   30,360
  Nasdaq National Market listing fee........................      95,000
  NASD filing fee...........................................      12,000
  Blue sky qualification fees and expenses..................       5,000
  Printing and engraving expenses...........................     150,000
  Legal fees and expenses...................................     500,000
  Accounting fees and expenses..............................     200,000
  Transfer agent and registrar fees.........................      15,000
  Miscellaneous.............................................      17,640
                                                              ----------
          Total.............................................  $1,025,000
                                                              ==========

     We intend to pay all expenses of registration, issuance and distribution.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Delaware law, our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for a breach of their fiduciary duty as a director, except for liability:

     - for any breach of duty of loyalty to us or to our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

     We will enter into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer for some expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding, including any action by or in the right of Intuitive Surgical, arising out of person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

     The underwriting agreement (Exhibit 1.1) will provide for indemnification by the underwriters of Intuitive Surgical, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since inception, we have sold and issued the following unregistered securities:


          (1) From November 1995 through the date hereof, Intuitive Surgical has granted stock options to purchase 4,828,700 shares of the common stock to employees, consultants and directors pursuant to its 2000 Equity Incentive Plan. Of these options, 298,104 shares have been canceled without being exercised, 2,929,800 shares have been exercised, 313,430 shares of which have been repurchased, and 1,600,796 shares remain outstanding. From November 1995 through the date hereof, the Registrant has also granted stock awards to purchase 160,000 shares of common stock to consultants pursuant to the Incentive Plan. Of these stock awards, no shares have been canceled or repurchased and all 160,000 shares remain outstanding.


          (2) In November 1995 and December 1995, Intuitive Surgical issued an aggregate of 3,385,000 shares of common stock to 14 purchasers at $0.001 per share, for an aggregate purchase price of $3,385.

          (3) In December 1995 and January 1996, Intuitive Surgical issued an aggregate of 5,442,500 shares of Series A preferred stock to 13 purchasers at $1.00 per share, for an aggregate purchase price of $5,442,500. Shares of Series A preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series A preferred stock owned.

          (4) In January 1996, Intuitive Surgical issued an aggregate of 470,000 shares of Series B preferred stock to one purchaser at $0.10 per share, for an aggregate purchase price of $47,000. Shares of Series B preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series B preferred stock owned.

          (5) In May 1996, Intuitive Surgical issued 50,000 shares of common stock to one purchaser at $0.05 per share, for a purchase price of $2,500.

          (6) In June 1996, Intuitive Surgical issued 3,000 shares of common stock for services rendered to one purchaser at $0.05 per share.

          (7) In December 1996 and January 1997, Intuitive Surgical issued an aggregate of 910,000 shares of common stock to four purchasers at $0.05 per share, for an aggregate purchase price of $45,500.

          (8) In January 1997 and March 1997, Intuitive Surgical issued an aggregate of 6,000,000 shares of Series C preferred stock to 21 purchasers at a purchase price of $5.00 per share, for an aggregate purchase price of $30,000,000. Shares of Series C preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series C preferred stock owned.

          (9) In April 1997, Intuitive Surgical issued a warrant to purchase 11,000 shares of common stock to Lease Management Services, Inc., for an exercise price of $5.00 per share, issuable upon exercise of the warrant.

          (10) In November 1997, Intuitive Surgical issued an aggregate of 2,125,000 shares of Series D preferred stock to 23 purchasers at a purchase price of $8.00 per share for an aggregate purchase price of $17,000,000. Shares of Series D preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series D preferred stock owned.

          (11) In November 1997, Intuitive Surgical issued 25,000 shares of common stock to one purchaser for services rendered in connection with the Series D preferred stock financing.

          (12) In April 1998, Intuitive Surgical issued 10,000 shares of common stock to one purchaser at $3.00 per share, for a purchase price of $30,000.

          (13) From July 1998 through May 1999, Intuitive Surgical issued 5,096,875 shares of Series E preferred stock to 43 purchasers at a purchase price of $8.00 per share for an aggregate purchase price of $40,775,000. Shares of Series E preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series E preferred stock owned.

          (14) From March 1999 through May 1999, Intuitive Surgical issued warrants to purchase up to 5,096,875 shares of Series F preferred stock at an exercise price of $8.00 per share increasing incrementally by $0.1667 on each one-month anniversary from March 31, 1999 up to a maximum of $10.00 per share, to 43 accredited investors.

          (15) In March 2000, Intuitive Surgical issued 3,593,875 shares of Series F preferred stock to 41 purchasers upon exercise of warrants at an exercise price of $9.84 per share for an aggregate purchase price of $35,363,730. Shares of Series F preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series F preferred stock owned.

          (16) In April 2000, Intuitive Surgical issued a warrant to purchase 200,000 shares of common stock to an accredited investor at an exercise price of $3.00 per share, issuable upon exercise of the warrant.

     The sales and issuances of securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701. The sales and issuances of securities described in paragraphs (2) through (16) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 4(2), Regulation D or Regulation S promulgated thereunder. With respect to the grant of options described in paragraph (1), an exemption from registration was unnecessary in that none of the transactions involved a "sale" of securities as such term is used in Section 2(3) of the Act.

     Appropriate legends are affixed to the stock certificates issued in the aforementioned transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about Intuitive Surgical or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following is a list of exhibits filed as a part of this Registration Statement:


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 1.1      Form of Underwriting Agreement.
 3.1+     Restated Certificate of Incorporation of the Registrant.
 3.1.1+   Certificate of Amendment of Restated Certificate of
          Incorporation of the Registrant.
 3.2+     Form of Amended and Restated Certificate of Incorporation of
          the Registrant to be effective upon the closing of the
          offering.
 3.3+     Bylaws of the Registrant.

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 4.1+     Reference is made to Exhibits 3.1 through 3.3.
 4.2+     Specimen Stock Certificate.
 4.3+     Warrant to purchase shares of Common Stock, dated April 26,
          2000.
 5.1+     Opinion of Cooley Godward LLP.
10.1+     Form of Indemnity Agreement.
10.2+     2000 Equity Incentive Plan.
10.3+     2000 Non-Employee Directors' Stock Option Plan.
10.4+     2000 Employee Stock Purchase Plan.
10.5+     Amended and Restated Investor Rights Agreement dated March
          31, 1999.
10.6+     Equipment Financing Agreement (No. 10809), dated April 2,
          1997, between the Registrant and Lease Management Services,
          Inc., and related addendums.
10.7+     Security Agreement, dated May 20, 1999, between the
          Registrant and Heller Financial Leasing, Inc., and related amendments.
10.8+     License Agreement, dated December 20, 1995, between the
          Registrant and SRI International.
10.9+     License Agreement, dated December 29, 1997, between the
          Registrant and International Business Machines Corporation.
10.10+    License Agreement, dated April 1, 1999, between the
          Registrant and Massachusetts Institute of Technology.
10.11+    Lease, dated September 9, 1996, between the Registrant and
          Zappettini Investment Co.
10.12+    Lease, dated February 5, 1997, between the Registrant and
          Zappettini Investment Co.
10.13+    Employment Agreement, dated February 28, 1997, between the
          Registrant and Lonnie M. Smith.
23.1      Consent of Ernst & Young LLP, independent auditors.
23.2+     Consent of Cooley Godward LLP. Reference is made to Exhibit
          5.1.
24.1+     Power of Attorney.
27.1+     Financial Data Schedule -- Three Years ended December 31,
          1999.
27.2+     Financial Data Schedule -- Three Months ended March 31,
          2000.


-------------------------

 + Previously filed.


     (b) Financial Statement Schedule

          Schedules not listed have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of this issue.

          (4) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in the denomination and registered in the names required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, in the City of Mountain View, County of Santa Clara, State of California, on the 1st day of June 2000.


                                          INTUITIVE SURGICAL, INC.

                                          By:      /s/ LONNIE M. SMITH
                                            ------------------------------------
                                                      Lonnie M. Smith
                                               President and Chief Executive
                                                           Officer


     IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT WAS SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.



                  SIGNATURE                                    TITLE                       DATE
                  ---------                                    -----                       ----
             /s/ LONNIE M. SMITH                     President, Chief Executive        June 1, 2000
---------------------------------------------           Officer and Director
               Lonnie M. Smith                     (Principal Executive Officer)

             /s/ SUSAN K. BARNES                   Vice President, Finance, Chief      June 1, 2000
---------------------------------------------                Financial
               Susan K. Barnes                    Officer and Assistant Secretary
                                                      (Principal Financial and
                                                        Accounting Officer)

            /s/ SCOTT S. HALSTED*                             Director                 June 1, 2000
---------------------------------------------
              Scott S. Halsted

     /s/ RUSSELL C. HIRSCH, M.D., PH.D.*                      Director                 June 1, 2000
---------------------------------------------
       Russell C. Hirsch, M.D., Ph.D.

           /s/ RICHARD J. KRAMER*                             Director                 June 1, 2000
---------------------------------------------
              Richard J. Kramer

           /s/ JAMES A. LAWRENCE*                             Director                 June 1, 2000
---------------------------------------------
              James A. Lawrence

          /s/ ALAN J. LEVY, PH.D.*                            Director                 June 1, 2000
---------------------------------------------
             Alan J. Levy, Ph.D.

         /s/ FREDERIC H. MOLL, M.D.*                          Director                 June 1, 2000
---------------------------------------------
           Frederic H. Moll, M.D.

*By: /s/ LONNIE M. SMITH
--------------------------------------------
               Lonnie M. Smith
              Attorney-in-Fact

                                 EXHIBIT INDEX


    EXHIBIT
    NUMBER                      DESCRIPTION OF DOCUMENT
    -------                     -----------------------
     1.1      Form of Underwriting Agreement.
     3.1+     Restated Certificate of Incorporation of the Registrant.
     3.1.1+   Certificate of Amendment of Restated Certificate of
              Incorporation of the Registrant.
     3.2+     Form of Amended and Restated Certificate of Incorporation of
              the Registrant to be effective upon the closing of the
              offering.
     3.3+     Bylaws of the Registrant.
     4.1+     Reference is made to Exhibits 3.1 through 3.3.
     4.2+     Specimen Stock Certificate.
     4.3+     Warrant to purchase shares of Common Stock, dated April 26,
              2000.
     5.1+     Opinion of Cooley Godward LLP.
    10.1+     Form of Indemnity Agreement.
    10.2+     2000 Equity Incentive Plan.
    10.3+     2000 Non-Employee Directors' Stock Option Plan.
    10.4+     2000 Employee Stock Purchase Plan.
    10.5+     Amended and Restated Investor Rights Agreement dated March
              31, 1999.
    10.6+     Equipment Financing Agreement (No. 10809), dated April 2,
              1997, between the Registrant and Lease Management Services,
              Inc., and related addendums.
    10.7+     Security Agreement, dated May 20, 1999, between the
              Registrant and Heller Financial Leasing, Inc., and related amendments.
    10.8+     License Agreement, dated December 20, 1995, between the
              Registrant and SRI International.
    10.9+     License Agreement, dated December 29, 1997, between the
              Registrant and International Business Machines Corporation.
    10.10+    License Agreement, dated April 1, 1999, between the
              Registrant and Massachusetts Institute of Technology.
    10.11+    Lease, dated September 9, 1996, between the Registrant and
              Zappettini Investment Co.
    10.12+    Lease, dated February 5, 1997, between the Registrant and
              Zappettini Investment Co.
    10.13+    Employment Agreement, dated February 28, 1997, between the
              Registrant and Lonnie M. Smith.
    23.1      Consent of Ernst & Young LLP, independent auditors.
    23.2+     Consent of Cooley Godward LLP. Reference is made to Exhibit
              5.1.
    24.1+     Power of Attorney.
    27.1+     Financial Data Schedule -- Three Years ended December 31,
              1999.
    27.2+     Financial Data Schedule -- Three Months ended March 31,
              2000.


-------------------------

 + Previously filed.